ORIGINAL

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**



05047609

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS


RECD S.E.C.
MAR 1 0 2005
1086

United Financial Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001319572
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-123371
~~Not avai~~lable
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

PROCESSED
MAR 2 2 2005
THOMSON
FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Springfield, Commonwealth of Massachusetts, on March 15, 2005.

UNITED FINANCIAL BANCORP, INC.

By: 

Richard B. Collins
President and Chief Executive Officer

PRO FORMA VALUATION REPORT
MUTUAL HOLDING COMPANY
STOCK OFFERING

UNITED FINANCIAL BANCORP, INC.
West Springfield, Massachusetts

Dated As Of:
March 4, 2005

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

March 4, 2005

Boards of Directors
United Mutual Holding Company
United Financial Bancorp, Inc.
United Bank
95 Elm Street
West Springfield, Massachusetts 01089

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the Stock Issuance Plan (the "Plan") described below.

This Appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

Description of Stock Issuance Plan

United Mutual Holding Company (the "MHC") is a federally chartered mutual holding company regulated by the OTS. The MHC was formed in April 2004 in conjunction with the mutual holding company reorganization of United Bank, West Springfield, Massachusetts, ("United Bank"). No stock was issued publicly in the mutual holding company reorganization. Simultaneous with the mutual holding company reorganization, a wholly-owned mid-tier stock holding company was formed known as United Financial Bancorp, Inc. ("United Financial" or the "Company") and United Bank became a wholly-owned subsidiary of the Company. Pursuant to the Plan, the Company will offer for sale up to 49.0% of its common stock (the "Minority Stock Issuance") to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans including the employee stock ownership plan ("ESOP"), Supplemental Eligible Account Holders and Other Depositors. Any shares that are not sold in the Subscription Offering may be offered for sale in a Direct Community Offering and subsequently, if appropriate, to the public in a Syndicated Community Offering.

The Stock Issuance Plan provides for the establishment of a private foundation (the "Foundation"), which will be a private charitable foundation established in connection with the offering, funded with common stock of the Company along with $150,000 of cash.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209

Telephone: (703) 528-1700
Fax No.: (703) 528-1788

Concurrent with the completion of the public stock offering, the Company will retain up to 50% of the net stock proceeds. The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will continue to own 100% of the outstanding stock of United Bank. The Company's initial activity will be ownership of its subsidiary, United Bank, investment of the net cash proceeds retained at the holding company level and extending a loan to the ESOP.

RP Financial, LC.

RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank, the Company and the MHC and the other parties engaged by the Bank to assist in the stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's, the Company's and the MHC's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Company and the Bank that has included a review of its audited financial information for the years ended December 31, 2000 through December 31, 2004, various unaudited information and internal financial reports through December 31, 2004 and due diligence related discussions with the Bank's management; Grant Thornton LLP, the Company's independent auditor; Luse Gorman Pomerenk and Schick, P.C., the Company's counsel in connection with the plan of stock issuance; and Keefe Bruyette & Woods, Inc., the Company's financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Company operates and have assessed the Company's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Company and the industry as a whole. We have analyzed the potential effects of the minority stock offering on the Company's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Company's primary market area and have compared the Company's financial performance and condition with publicly-traded thrifts in mutual holding company form, as well as all publicly-traded thrifts. We have reviewed market conditions for stocks in general and market conditions for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have considered the market for the stocks of all publicly-traded mutual holding companies. We have also considered the expected market for the Company's public shares. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions that have announced their intent to pursue second-step conversions, and/or those institutions that exhibit other unusual characteristics.

Our Appraisal is based on the Company's representation that the information contained in the regulatory applications and additional information furnished to us by the Company, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company, its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Company. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Company's value alone. It is our understanding that there are no current plans for pursuing a second-step conversion or for selling control of the Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of March 4, 2005, the aggregate market value of the Company's common stock at the midpoint of the valuation range, assuming a full conversion offering and inclusive of shares to be issued to the Foundation, is $153,061,220. Based on the foregoing valuation, the Board has determined to offer 44.59% of the full value for sale in the minority stock offering and issue an additional 2.00% of the total shares issued to the Foundation such that the minority ownership percentage at the conclusion of the transaction will equal 46.59%. The offering and reorganization will thus incorporate the following range of value of stock issuance:

	Total Shares	MHC Shares	Shares Held by the Public: Sold in the Offering	Shares Held by the Public: Foundation Shares
Shares(1)				
Supermaximum	20,242,347	10,811,438	9,026,063	404,846
Maximum	17,602,040	9,401,250	7,848,750	352,040
Midpoint	15,306,122	8,175,000	6,825,000	306,122
Minimum	13,010,204	6,948,750	5,801,250	260,204
Distribution of Shares(2)				
Supermaximum	100.00%	53.41%	44.59%	2.00%
Maximum	100.00%	53.41%	44.59%	2.00%
Midpoint	100.00%	53.41%	44.59%	2.00%
Minimum	100.00%	53.41%	44.59%	2.00%
Aggregate Market Value				
Supermaximum	$202,423,470	$108,114,380	$90,260,630	$4,048,460
Maximum	$176,020,400	$94,012,500	$78,487,500	$3,520,400
Midpoint	$153,061,220	$81,750,000	$68,250,000	$3,061,220
Minimum	$130,102,040	$69,487,500	$58,012,500	$2,602,040

(1) Based on offering price of $10.00 per share.
(2) Assumes that 44.59% of the total shares issued are sold to the public and assumes that 2.00% of the total shares outstanding are issued to the Foundation.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of United Financial Bancorp, Inc. as of December 31, 2004, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP FINANCIAL, LC.



William E. Pommerening
CEO and Managing Director



James J. Oren
Senior Vice President

TABLE OF CONTENTS
UNITED FINANCIAL BANCORP, INC.
West Springfield, Massachusetts

TABLE OF CONTENTS
UNITED FINANCIAL BANCORP, INC.
West Springfield, Massachusetts
(continued)

LIST OF TABLES
UNITED FINANCIAL BANCORP, INC.
West Springfield, Massachusetts

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

United Financial serves the southern portion of western Massachusetts through the main office and ten branch offices. The Company's branch network covers a two county market area of Hampden County (nine branches) and Hampshire County (one branch). A map of the Company's branch offices is provided in Exhibit I-1. The Company's wholly-owned subsidiary, United Bank, is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2004, United Financial had $772.0 million in assets, $613.7 million in deposits and consolidated equity of $62.3 million, equal to 8.1% of total assets, all of which was tangible capital. United Financial's audited financial statements are included by reference as Exhibit I-2.

Current Organizational Structure

In February 2004, the Bank reorganized from a Massachusetts chartered mutual cooperative bank to a federally chartered mutual savings bank. In April 2004, United Bank reorganized into the two-tier mutual holding company structure. In conjunction with the reorganization, the MHC was formed and concurrently was issued all the capital stock of the Company. At the same time, the Bank converted to a federally-chartered stock savings bank with the Company owning all of its outstanding stock. No stock was issued publicly pursuant to the reorganization. The Bank transferred $150,000 of retained earnings to the MHC as an initial capitalization. The Company is a unitary savings and loan holding company and conducts its operations primarily through the Bank. Operations of the Company and MHC have been minimal to date, except for owning the common stock of their respective subsidiaries.

Stock Issuance Plan

On December 23, 2004, the Board of Directors of United Financial adopted a stock issuance plan (the "plan"). Pursuant to the plan, United Financial will issue a majority of its common stock to the MHC and sell a minority of its common stock to the public. Concurrent with the completion of the public stock offering, the Company will retain up to 50% of the net stock proceeds.

The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will continue to own 100% of the Bank's outstanding stock. The Company's initial activity will be ownership of its subsidiary, United Bank, investment of the net cash proceeds retained at the holding company level (initially in short-term investment securities) and extending a loan to the employee stock ownership plan ("ESOP"). Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions, acquisitions of other financial service providers and/or stock repurchases.

Establishment of a Charitable Foundation

In order to enhance the Company's historically strong service and reinvestment activities in the local community, the Stock Issuance Plan provides for the establishment of the United Charitable Foundation (the "Foundation"), which will be a private charitable foundation established funded by a cash and stock contribution. The stock component will be equal to 1.96% of the total number of shares to be issued following the conversion, inclusive of shares issued to the public, the MHC, and the Foundation. The Bank will also make a cash contribution of $150,000 to the Foundation. The dilutive impact of the contribution has been factored into the pro forma valuation.

Strategic Overview

The primary aspects of the Company's business strategy include operating as a community oriented financial institution, with United Financial striving to meet the banking and personal financial services needs of the communities in which it operates. The Company's operating strategy includes the goal of expanding the branch office network. The newest branch office facility was opened in 2002. Currently operating from eleven offices, the Company intends to continue to evaluate new branch opportunities, which could be gained through either acquisition of other financial institutions or through de novo branching. This would permit expansion of the primary market area and allow for a higher level of service to current and new customers. United Financial also has in place a strategy to increase lending activities in the areas of commercial real estate and commercial and industrial lending, as a means of increasing revenue. A recent hire of an experienced commercial lender is expected to provide for additional lending volume. The additional capital raised as part of the mutual holding company offering will also permit the Bank to originate larger balance loans and service borrowers with larger lending needs.

The Company's strategies also include programs to maintain low levels of non-performing assets, through adequate lending policies and procedures, along with sufficient dedication to asset management and collection efforts. Furthermore, United Financial intends to increase the level of lower cost core deposits, including non-interest bearing checking accounts, primarily through bundling various retail deposit accounts together for customers, and reducing fees assessed in connection with these bundled accounts. The core deposit accounts are beneficial from an interest cost and interest rate risk management perspective. Finally, United Financial intends to continue increasing and diversifying the sources of non-interest income. Current sources include the United Financial Services Group, a division of the Bank, which offers customers a complete range of non-deposit investment products and financial planning services, including mutual funds, debt, equity and government securities, insurance products, fixed and variable annuities financial planning and estate planning services.

Over the past several years, the Company has been successful in expanding the balance sheet, including the balance of loans receivable, funded with increases in both retail deposits and borrowed funds. Net income has been supported by the asset growth, which has leveraged the existing expense base, resulting in a declining operating expense ratio. The eleven branch retail deposit offices contain an average of $56 million of deposits per office, providing a beneficial economy of scale in terms of operating costs. A relatively strong loans-to-assets ratio, in excess of 70%, has enhanced revenue. In recent periods, the Company's net interest margin has come under some downward pressure, as the result of the use of longer term borrowed funds as a funding source, along with the recent increases in shorter term interest rates. Non-interest income has been diversified by affiliations with other financial services providers.

The Company's Board of Directors has elected to complete a public stock offering to improve the competitive position of United Financial. The capital realized from the minority stock offering will increase the operating flexibility and overall financial strength of United Financial. The additional capital realized from stock proceeds will increase liquidity and leverage capacity to support funding of future loan growth and other interest-earning assets. United Financial's higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, through enhancing the Company's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Company's future funding needs, which may facilitate a reduction in United Financial's funding costs. Additionally, United Financial's higher equity-to-assets ratio will also better position the Company to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would provide for further penetration in the markets currently served by the Company or nearby surrounding markets, including the possible extension of the branch network into nearby markets in northern Connecticut. The Company will also be positioned better to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position. At this time, the Company has no specific plans for expansion other than through establishing additional branches. The projected use of proceeds are highlighted below.

- o United Financial. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

- o United Bank. At least 50% of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund growth of loans and investments.

Overall, it is the Company's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with United Financial's operations. The Company has acknowledged that it intends to operate with excess capital in the near term, operating with a below market return on equity ("ROE"), until such time as the new capital can be leveraged in a safe and sound manner over an extended period of time.

Balance Sheet Trends

Table 1.1 shows the Company's historical balance sheet data for the past five fiscal years. From December 31, 2000 to December 31, 2004, United Financial's assets increased at an 8.9% annual rate. Asset growth was channeled into both the loan and investment securities portfolio, and funded with deposits, borrowings and retained earnings. A summary of United Financial's key operating ratios for the past five fiscal years is presented in Exhibit I-3.

United Financial's loans receivable portfolio increased at a 7.1% annual rate from year end 2000 through December 31, 2004, with the highest portion of the growth realized during 2004. The growth for fiscal 2004 was due to continued strong demand for loans in the local market area served, given the low interest rate environment, along with the strategy of retaining essentially all loan originations for portfolio. The Company has also recently added an additional loan officer to generate increased loan originations for portfolio. Growth was recorded in most loan types, including commercial real estate and commercial and industrial loans. Overall, the loans receivable balance increased from $432.2 million at year end 2000 to $569.2 million at year end 2004. The stronger asset growth rate compared to the loan growth rate served to decrease the loans-to-assets ratio slightly, from 78.6% at year end 2000 to 73.7% at December 31, 2004. United Financial's increasing emphasis on commercial real estate mortgage, commercial and industrial and construction lending is reflected in its loan portfolio composition, as these three loan types totaled 39.0% of total loans receivable at December 31, 2004, versus 34.7% as of year end 2000. Over the same time period, 1-4 family permanent residential loans, including home equity and home equity lines of credit, have remained relatively stable at 58% of total loans receivable. Automobile loans have declined as a proportion of the loan portfolio since 2000, from 7.1% of loans to the current 3.0% at December 31, 2004.

Table 1.1
United Financial Bancorp, Inc.
Historical Balance Sheets

	As of December 31,										12/31/00-12/31/04 Annual. Growth Rate
	2000		2001		2002		2003		2004		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:											
Assets	$549,682	100.00%	$591,370	100.00%	$623,563	100.00%	$737,424	100.00%	$772,008	100.00%	8.86%
Loans Receivable (net)	432,170	78.62%	450,627	76.20%	463,383	74.31%	497,078	67.41%	569,244	73.74%	7.13%
Cash and Equivalents	22,804	4.15%	29,762	5.03%	38,779	6.22%	16,144	2.19%	23,233	3.01%	0.47%
Investment Securities	80,716	14.68%	95,462	16.14%	102,979	16.51%	204,611	27.75%	160,848	20.84%	18.81%
Fixed Assets	4,716	0.86%	5,634	0.95%	7,271	1.17%	7,948	1.08%	7,671	0.99%	12.93%
Cash Surrender Value of Life Insurance	4,389	0.80%	4,738	0.80%	5,014	0.80%	5,373	0.73%	5,705	0.74%	6.78%
Other Assets	4,887	0.89%	5,146	0.87%	6,136	0.98%	6,270	0.85%	5,307	0.69%	2.08%
Deposits	457,798	83.28%	489,362	82.75%	533,704	85.59%	594,748	80.65%	613,672	79.49%	7.60%
FHLB Advances/Reverse Rep. Agreement	47,008	8.55%	50,881	8.60%	31,034	4.98%	81,038	10.99%	91,011	11.79%	17.96%
Other Liabilities	4,179	0.76%	4,935	0.83%	6,212	1.00%	4,587	0.62%	5,070	0.66%	4.95%
Retained Earnings	40,697	7.40%	46,192	7.81%	52,612	8.44%	57,050	7.74%	62,255	8.06%	11.21%
AFS Adjustment	(1)	0.00%	(7)	0.00%	1,224	0.20%	(239)	-0.03%	(412)	-0.05%	NM
Offices Open	10		10		11		11		11		--

(1) Ratios are as a percent of ending assets.

Source: Audited financial statements and RP Financial calculations.

The intent of the Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting United Financial's overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-term maturities. Over the past five fiscal years, the Company's level of cash and equivalents ranged from 6.2% of assets at December 31, 2002 to 2.2% of assets at December 31, 2003, and totaled $23.2 million, or 3.0% of assets at December 31, 2004. Cash and cash equivalents are maintained for liquidity purposes for use in daily business operations. Investment securities (inclusive of FHLB stock) ranged from a high of 27.8% of assets at year end 2003 to a low of 14.7% of assets at December 31, 2000. Mortgage-backed securities ("MBS") comprise the most significant component of the Company's investment portfolio, with the portfolio consisting substantially of securities guaranteed or insured by a federal agency or government sponsored enterprises ("GSEs"). As of December 31, 2004, the portfolio consisted of $101.7 million of pass through certificates issued by Fannie Mae, Freddie Mac and Ginnie Mae. All of the MBS were classified as available-for-sale, and the estimated fair value of such assets was approximately $530,000 less than the amortized cost on the Company's books. At December 31, 2004, 48.1% of the MBS were backed by adjustable rate mortgage loans, while 51.9% were backed by fixed rate mortgage loans. MBS are generally purchased as a means to deploy excess liquidity at more favorable yields than other investment alternatives that are consistent with United Financial's investment philosophy.

Beyond the Company's investment in MBS, investment securities held by the Company at December 31, 2004 consisted of U.S. Government and agency obligations ($35.1 million), corporate bonds ($15.3 million), equity securities ($0.3 million) and FHLB stock ($6.0 million). To facilitate management of interest rate risk, all of these investments mature or reprice within five years and these investments are maintained as available for sale. United Financial also maintains a small balance of securities classified as held-to-maturity, including $1.4 million of industrial revenue bonds and $1.1 million of municipal bonds. The industrial revenue bonds are issued by the Massachusetts Health and Educational Facilities Authority. As of December 31, 2004, the market value of the Company's held-to-maturity investment portfolio was essentially equal to the carrying value. Exhibit I-4 provides historical detail of the Company's investments.

The Company also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of the Company's senior officers and directors and are carried on the books as Cash Surrender Value of Life Insurance. The purpose of the investment is to provide funding for employee and director benefit plans. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of December 31, 2004, the cash surrender value of the Company's BOLI equaled $5.7 million, and this has increased the level of non-interest income, while at the same time reducing interest income sources.

Over the past five fiscal years, United Financial's funding needs have been substantially met through retail deposits, borrowings, internal cash flows and retained earnings. As shown in Table 1.1, from year end 2000 through December 31, 2004 the Company's deposits increased at an annual rate of 7.6%. The slightly higher asset growth rate resulted in a decline in the ratio of deposits-to-assets from 83.3% at year end 2000 to 79.5% at December 31, 2004. Transaction and savings accounts equaled 58.8% of the Company's total deposits at December 31, 2004, versus a comparable ratio of 59.5% at year end 2000. Non-interest bearing demand accounts and regular savings accounts have been the largest source of deposit growth for the Company since year end 2000. At December 31, 2004, these two account types comprised the largest component of the Company's transaction and savings account deposits. Specifically, non-interest bearing demand accounts and regular savings accounts totaled $193.9 million, equal to 53.8% of the Company's total transaction and savings account deposits.

Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support control of deposit costs. In the recent past, the Company has utilized borrowings in conjunction with the retention of longer term fixed rate residential loans in portfolio, match-funding a portion of the fixed rate residential loan production in order to assist in managing interest rate risk. The Company's borrowings-to-assets ratio increased from 8.6% at year end 2000 to 11.8% at December 31, 2004. The Company's use of borrowings has generally been limited to FHLB advances, along with a smaller balance of collateralized repurchase agreements. The Company held $91.0 million of borrowed funds at December 31, 2004, which consist of both shorter term borrowings of less than three year terms, along with longer term borrowings, with terms exceeding five years.

Since year end 2000, retention of earnings and the adjustment for accumulated other comprehensive income translated into an annual capital growth rate of 11.2% for the Company. Capital growth outpaced the Company's asset growth rate, as United Financial's equity-to-assets ratio increased from 7.4% at year end 2000 to 8.1% at December 31, 2004. All of the Company's equity was tangible. The addition of stock proceeds will serve to strengthen the Company's capital position and competitive posture within its market area, as well as possibly support expansion into other nearby markets if favorable growth opportunities are presented.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the past five fiscal years. The Company reported positive earnings over that time period, ranging from a high of 0.86% of average assets in fiscal 2003 to a low of 0.73% of average assets during the most recent fiscal year ended December 31, 2004. In general, the Company has reported relatively consistent earnings, on a return on average assets basis, over the past five years. This has been largely attributable to success in efficient growth of the asset base of the Company, which has reduced the operating expense ratio. At the same time, United Financial has experienced a decline in the level of net interest income in the low interest rate environment that has existed in the past several years. Net interest income and operating expenses represent the primary components of United Financial's core earnings. Non-interest operating income is a less a significant contributor to the Company's core earnings, but has been a source of supporting earnings growth. The amount of loan loss provisions established over the past five fiscal years has varied, but in general loss provisions have not been a significant factor in the Company's earnings. Gains and losses on investment securities and the sale of loans have been inconsistent factors in the Company's earnings over the past five years.

United Financial maintained a relatively strong net interest income ratio throughout the period shown in Table 1.2, reflecting the yield-cost spreads maintained in the balance sheet (see Exhibit I-5). Over the past five years, the Company's net interest income to average assets ratio ranged from a high of 3.50% during 2001 and 2002 to a low of 3.25% during 2004. The general decline in the net interest income ratio has resulted from a more significant decline in the interest

Table
United Financial Bancorp, Inc.
Historical Income Statements

	For the Fiscal Year Ended December 31,									
	2000		2001		2002		2003		2004	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$36,925	7.23%	$38,505	6.80%	$36,345	5.88%	$34,127	4.97%	$36,795	4.86%
Interest Expense	(20,142)	-3.95%	(18,686)	-3.30%	(14,703)	-2.38%	(11,583)	-1.69%	(12,148)	-1.60%
Net Interest Income	$16,783	3.29%	$19,819	3.50%	$21,642	3.50%	$22,544	3.29%	$24,647	3.25%
Provision for Loan Losses	(535)	-0.10%	(614)	-0.11%	(398)	-0.06%	(294)	-0.04%	(983)	-0.13%
Net Interest Income after Provisions	$16,248	3.18%	$19,205	3.39%	$21,244	3.44%	$22,250	3.24%	$23,664	3.12%
Gain on Sale of Loans	$57	0.01%	$375	0.07%	$503	0.08%	$78	0.01%	$14	0.00%
Other Income	$3,193	0.63%	$3,958	0.70%	$4,056	0.66%	$4,743	0.69%	$4,769	0.63%
Operating Expense	(13,651)	-2.67%	(15,602)	-2.76%	(16,971)	-2.75%	(17,785)	-2.59%	(18,522)	-2.45%
Net Operating Income	$5,847	1.15%	$7,936	1.40%	$8,833	1.43%	$9,286	1.35%	$9,925	1.31%
Gain(Loss) on Sale of Securities	$321	0.06%	($232)	-0.04%	$88	0.01%	$531	0.08%	$122	0.02%
Gain(Loss) on Trading Securities	0	0.00%	187	0.03%	(461)	-0.07%	0	0.00%	0	0.00%
Gain(Loss) on Other Assets	0	0.00%	0	0.00%	0	0.00%	0	0.00%	2	0.00%
Write-off of Conversion Expenses	0	0.00%	0	0.00%	0	0.00%	0	0.00%	(693)	-0.09%
Net Non-Operating Income/(Expense)	$321	0.06%	($45)	-0.01%	($373)	-0.06%	$531	0.08%	($569)	-0.08%
Net Income Before Tax	$6,168	1.21%	$7,892	1.39%	$8,460	1.37%	$9,817	1.43%	$9,356	1.24%
Income Taxes	(2,390)	-0.47%	(3,078)	-0.54%	(3,270)	-0.53%	(3,917)	-0.57%	(3,828)	-0.51%
Net Income (Loss)	$3,778	0.74%	$4,814	0.85%	$5,189	0.84%	$5,900	0.86%	$5,528	0.73%
Adjusted Earnings:										
Net Income	$3,778	0.61%	$4,814	0.85%	$5,189	0.84%	$5,900	0.86%	$5,528	0.73%
Add(Deduct): Non-Operating (Inc)/Exp	(321)	-0.05%	45	0.01%	373	0.06%	(531)	-0.08%	569	0.08%
Tax Effect	124	0.02%	(17)	0.00%	(144)	-0.02%	212	0.03%	(233)	-0.03%
Adjusted Earnings:	$3,581	0.58%	$4,841	0.85%	$5,418	0.88%	$5,581	0.81%	$5,864	0.77%
Expense Coverage Ratio	122.9%		127.0%		127.5%		126.8%		133.1%	
Efficiency Ratio	68.3%		65.6%		66.0%		65.2%		63.0%	
Effective Tax Rate	38.7%		39.0%		38.7%		39.9%		40.9%	

(1) Ratios are as a percent of average assets.
Source: Audited financial statements and RP Financial calculations.

income ratio compared to the interest expense ratio. The less significant decline in the interest expense ratio was in part attributable to asset growth being funded by higher costing long term borrowings and the recent increases in interest rates, in particular short-term interest rates, since the Federal Reserve began raising interest rates in mid-2003. The Federal Reserve action has resulted in a flattening of the yield curve, limiting increases in yields earned on longer-term assets. Overall, the Company's interest income ratio declined from 6.80% of average assets during 2001 to 4.86% of average assets during fiscal 2004, a decline of 196 basis points. Comparatively, over the same time period, the Company's interest expense ratio declined from 3.30% of average assets to 1.60% of average assets, a decline of 170 basis points. The Company's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Non-interest operating income has remained a noticeable earnings contributor for the Company over the past five years, with the dollar amount of such income increasing at a slightly lower rate than assets. The primary source of non-interest operating income for the Company consists of fees and service charges on the retail deposit base, and this source of income has increased over time with the increase in the deposit balances. The Company also earns income from the increased cash surrender value of the BOLI, and other miscellaneous income from banking services for customers, including subsidiary operations that include insurance products and other personal financial services products. Non-interest income from traditional sources, such as deposit account fees and service charges, has been limited to an extent as the Company has kept deposit account fees low as a marketing tool. Over the past five years, non-interest operating income ranged from a low of 0.63% of average assets during 2000 and 2004 to a high of 0.70% of average assets during 2001. The decline in non-interest operating income as a percent of average assets was mostly due to increased use of borrowed funds, which increase the asset base, but do not provide sources of non-interest income in the form of deposit fees.

Operating expenses represent the other major component of the Company's earnings, ranging from a low of 2.45% of average assets during 2004 to a high of 2.76% of average assets during 2001. The comparatively lower operating expense ratios recorded since fiscal 2001 reflect continued asset growth of the Company along with efficient management of growth in operating expenses. Expenses were increased in fiscal 2002 due to the opening of an additional branch office location, and overall expenses have increased due to inflationary increases in personnel costs and other operating costs. Upward pressure will be placed on the Company's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Company's capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Company's net interest income ratio and operating expense ratio since fiscal 2000 reflect an improvement in core earnings, as indicated by the Company's expense coverage ratio (net interest income divided by operating expenses). United Financial's expense coverage ratio equaled 1.23 times in 2000, versus a comparable ratio of 1.33 times for fiscal 2004. The improvement in the expense coverage ratio was the result of a decline in the operating expense ratio, offset in part by a smaller decline in the net interest income ratio. Similarly, United Financial's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 63.0% in 2004 was more favorable than the 68.3% efficiency ratio maintained for fiscal 2000.

Over the past five fiscal years, maintenance of generally favorable credit quality measures has served to limit the amount of loss provisions established during the period. Loan loss provisions established by the Company ranged from a low of 0.04% of average assets during 2003 to a high of 0.13% of average assets during 2004. The higher loss provisions established during 2004 was related to growth of the loan portfolio, along with higher classified loans and non-performing loans. As of December 31, 2004, the Company maintained valuation allowances of $5.8 million, equal to 1.00% of net loans receivable and 151.96% of non-accruing loans. Exhibit I-6 sets forth the Company's loan loss allowance activity during the past five and three-quarter fiscal years.

Non-operating gains and losses generally have not been a significant factor in the Company's earnings, and have consisted of gains on the sale of loans, gains and losses on the sale of investment securities, and a one-time write-off of charter conversion related expenses in 2004. Gains on the sale of loans reached a high of $0.5 million or 0.08% of average assets in 2002, and totaled only $14,000 in 2004, with the recent low level due to the Company's strategy of retaining loans in portfolio. Gains or losses on investment securities have also had a moderate impact on the income statement, and totaled a gain of $0.1 million for fiscal 2004, or 0.02% of average assets. Finally, during fiscal 2004, the Company expended approximately $0.7 million in connection with the charter conversion activities of the Bank, along with the formation of the Company and the MHC. These expenses, along with the gains and losses realized from the sale of investment securities are not considered to be part of the Company's core earnings, given the volatile and non-recurring nature of such income.

The Company recorded an effective tax rate of 40.9% for 2004, a rate that was in line with recent historical trends. As set forth in the prospectus, the Company's effective statutory tax rate equals 40%.

Interest Rate Risk Management

The Company's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. As of December 31, 2004, the Net Portfolio Value ("NPV") analysis provided by the OTS indicated that a 200 basis point instantaneous and sustained increase in interest rates would result in a 24% decline in the Company's NPV (see Exhibit I-7). United Financial utilizes the services of an outside advisor to provide certain analyses of interest rate risk positions.

The Company implements certain strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through investing in adjustable rate mortgage-backed securities, diversifying into adjustable rate and shorter-term commercial real estate loans, construction loans, commercial and industrial loans, and consumer loans, including automobile loans. The Company's interest rate risk position is made less favorable by the current strategy of retaining for portfolio long term fixed rate residential loan originations.

As of December 31, 2004, of the Company's total loans due after December 31, 2005, ARM loans comprised 34.6% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through longer term FHLB advances that are "match funded" with longer term fixed rate residential mortgage loan originations. The Company has also offered attractive rates on certain longer term time deposits in low and declining interest rate environments and emphasized growth of lower cost and less interest rate sensitive transaction and savings accounts.

The infusion of stock proceeds will serve to reduce the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company's capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

United Financial's lending activities have traditionally emphasized 1-4 family permanent mortgage loans (including home equity loans and home equity lines of credit), and such loans continue to comprise the largest component of the Company's loan portfolio. Beyond 1-4 family loans, lending diversification by the Company has emphasized commercial real estate/multi-family loans, commercial and industrial loans, construction loans and consumer loans. Going forward, the Company's lending strategy is to pursue further diversification of the loan portfolio. However, the origination and purchase of 1-4 family permanent mortgage loans is expected to remain as the Company's most prominent lending activity. Exhibit I-9 provides historical detail of United Financial's loan portfolio composition over the past five fiscal years and Exhibit I-10 provides the contractual maturity of the Company's loan portfolio by loan type as of December 31, 2004.

United Financial originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans, and the current practice is to retain substantially all originations for its own portfolio. Such loans totaled $256.1 million, or 44.6% of total loans as of December 31, 2004. For residential lending activities, the Company typically requires a loan-to-value ("LTV") ratio of 80% or less for 1-4 family loans, but will lend up to a 95% LTV ratio with private mortgage insurance ("PMI"). The substantial portion of the Company's 1-4 family permanent mortgage loans are underwritten to secondary market guidelines, and they follow policies and procedures specified by Fannie Mae. In the current interest rate environment, most of the Company's 1-4 family lending volume consists of fixed rate loans. Fixed rate residential loans are originated with terms of up to 30 years, and are generally obtained through in-house loan representatives, existing or past customers and referrals. ARM loans offered by the Company include loans with initial repricing terms of one, three, five, seven or ten years that are indexed to one-year U.S. Treasury Constant Maturity, with a higher initial rate applied to loans with longer repricing terms. After the initial repricing period, the ARM loans convert to a one-year ARM loan for the balance of the mortgage term. Adjustable rate mortgage loans generally provide for maximum rate adjustments of 2% per adjustment, with a lifetime maximum adjustment of up to 6%.

The Company also offers home equity loans and home equity lines of credit ("HELOCs"), secured by 1-4 family residences in the local market area. At December 31, 2004, such loans totaled $74.7 million, or 13.0% of total loans. The combined LTV ratio for these home equity loan products is generally limited to 80%. Home equity loans are offered with fixed and variable rate of interest and terms of up to 20 years. HELOCs are adjustable rate loans which are indexed to the prime rate.

United Financial offers its own first-time homebuyer loan program, which offers qualified individuals fixed and adjustable rate mortgage loans with discounted interest rates and reduced loan origination fees. Such loans are originated in amounts up to 100% of the property's appraised value or sale price. PMI is required for loans with LTV's in excess of 80%. The Company also offers FHA/VA loans, and loans originated under the Massachusetts Housing Finance Agency, the Hampden County Municipal Employee Loan Program, and the Pioneer Valley Transit Authority Ride the Bus loans. These loan programs all provide residential mortgage loans to qualified individuals, with higher allowable LTV's.

The second largest loan type in United Financial's loan portfolio consists of commercial real estate loans, along with a smaller balance of loans secured by multi-family property. These loans are generally secured by industrial properties, small office buildings, hotels, motels, recreational and retail facilities and other non-residential properties. Commercial real estate and multi-family loans totaled $137.8 million, or 24.0% of total loans as of December 31, 2004, an increase from $105.8 million as of December 31, 2000. United Financial originates commercial real estate and multi-family loans up to a maximum LTV ratio of 85% and requires a minimum debt-coverage ratio of 1.2 times. Loan terms typically provide for up to 25-year amortizations, with a shorter balloon or repricing term, with the loans generally indexed to the prime rate of interest. At December 31, 2004, the Company's largest commercial real estate or multi-family loan was a $5.1 million loan located in northern Connecticut and secured by commercial real estate. This loan was performing in accordance with its original terms at December 31, 2004. Growth of commercial real estate and multi-family loans is expected to continue to be an area of lending emphasis for the Company, in which most of the growth will be realized through continued originations by in-house loan personnel.

Construction loans originated by the Company consist of loans to finance the construction of 1-4 family residences and multi-family and commercial properties. As of December 31, 2004, United Financial's outstanding balance of residential property construction loans totaled $12.8 million, while commercial construction loans totaled $17.0 million. Total construction loans represented 5.2% of total loans as of December 31, 2004. Construction loans extended for 1-4 family properties are originated to both experienced local developers in the primary market area and individuals for the construction of their personal residences. The loans are generally construction/permanent loans offered on comparable terms as 1-4 family permanent mortgage loan rates and require payment of interest only during the construction period. Commercial real estate and multi-family construction loans are generally subject to the same underwriting criteria as required for permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction. Loans for the construction of commercial real estate and multi-family loans are extended up to a LTV ratio of 80% based on the lesser of the appraised value of the property or cost of construction.

United Financial also originates land loans to local individuals, contractors and developers for the purpose of making improvements on land for developing the land for sale. Land loans to individuals have LTVs of no more than 70% and are written with fixed interest rates with a maximum three year term and a balloon payment at the end of the loan term. Land loans to developers are limited to an LTV of 65%, can have fixed or adjustable interest rates and maximum three year terms.

Similar to the emphasis on commercial real estate lending, United Financial has also recently emphasized originations of commercial and industrial loans in the local market area. At December 31, 2004, such loans totaled $56.3 million, or 9.8% of total loans, an increase from $30.6 million, or 7.0% as of December 31, 2000. The Company offers fixed and adjustable rate commercial business loans and lines of credit to small and medium sized companies in its market area, with the maximum loan size limited by the Company's loans-to-one borrower limit, which was $13.4 million at December 31, 2004. The commercial business loan portfolio consists primarily of secured loans, while the portfolio also includes a minor amount of unsecured loans for purposes of financing expansion or providing working capital for general business purposes. The Company generally requires personal guarantees of the business principals.

The Company's diversification into non-mortgage loans for consumers consists primarily of automobile loans and a minor amount of other miscellaneous consumer loans. As of December 31, 2004, the automobile loan portfolio totaled $17.5 million or 90.4% of the consumer loan portfolio. Automobile loans are offered with terms of up to 60 months, with interest rates the same for both new and used automobiles. The maximum LTV is 100% for new automobile loans, while used automobile loans are limited to the "loan value" of the vehicle as established by industry guides. Other types of consumer loans offered by the Company consist substantially of secured and unsecured personal loans, motorcycle loans and motor home loans, boat loans and pool and spa loans. As of December 31, 2004, the other consumer loan portfolio totaled $1.9 million.

Due to adequate lending opportunities in the communities served by the Company, and since the Company generally retains loans for portfolio, United Financial has not engaged in loan purchases in recent years. Exhibit I-11 provides a historical summary of the Company's lending activities. Consistent with its strategy, 1-4 family permanent mortgage and home equity lending, while comprising the largest portion of loan originations over this time frame, have been declining as a percent of total loan originations. Specifically, during fiscal 2004, permanent 1-4 family mortgage loan originations totaled $107.8 million (37% of total originations), versus 50% of originations in fiscal 2002. Originations of commercial mortgage, commercial and industrial, and construction loans have all increased in the past three fiscal years, reflecting the Company's lending diversification strategy.

As reflected in Exhibit I-11, no loan purchases, and only limited amounts of loan sales have been completed since fiscal 2002, as the Bank is primarily a portfolio lender. Loan sales ranged from a high of $33.9 million in fiscal 2002, to a low of $5.2 million in fiscal 2004.

Asset Quality

The Company's conservative lending practices have generally supported favorable credit quality measures. Over the past five fiscal years, United Financial's balance of non-performing assets ranged from a high of 0.58% of assets at year end 2000 to a low of 0.17% of assets at December 31, 2002. As shown in Exhibit I-12, the Company's balance of non-performing assets at December 31, 2004 consisted of $3.8 million of non-accruing loans, equal to 0.49% of total assets. The non-accruing loan balance included loans secured by residential real estate, commercial real estate and commercial and industrial assets.

To track the Company's asset quality and the adequacy of valuation allowances, United Financial has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board of Directors. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets, and to replace loan charge-offs. The required level of valuation allowances is based on historical loss experience, the types and amounts of loans in portfolio, adverse situations that may affect borrower's ability to repay, estimated values of underlying collateral, peer group information and prevailing economic conditions. As of December 31, 2004, the Company maintained valuation allowances of $5.8 million, equal to 1.00% of net loans receivable and 151.96% of non-performing loans.

Funding Composition and Strategy

Deposits have consistently been the Company's primary source of funds, and at December 31, 2004 deposits equaled 87.1% of United Financial's interest-bearing funding composition. As of December 31, 2004, deposits totaled $613.7 million, which reflects 7.6% compounded annual growth since the end of fiscal 2000. Exhibit I-13 sets forth the Company's deposit composition for the past three years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at December 31, 2004. Lower costing savings and transaction accounts totaling $360.5 million comprised approximately 59% of the Company's deposits at December 31, 2004 (see Exhibit I-13). The proportion of savings and transaction accounts reflects an increase since fiscal 2000 as a result of an increased marketing emphasis on these account types, as these accounts are beneficial to the Bank in terms of lower cost liabilities and interest rate risk characteristics. Growth of transaction and savings accounts since year end 2001 has been primarily realized in non-interest bearing demand accounts and regular savings accounts.

The balance of the deposit base is comprised of CDs, the majority of which have remaining maturities of one year or less. As of December 31, 2004, the CD portfolio totaled $251.3 million or 41.0% of total deposits, including $48.5 million of retirement account (IRA) CDs. At total of $163.2 million, or 64.9% of the CDs were scheduled to mature in one year or less. As of December 31, 2004, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $75.2 million or 29.9% of total CDs. The Company currently does not maintain any brokered CDs.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk. Borrowings held by the Company consist primarily of FHLB advances, including short-term and longer-term borrowings, with terms in excess of five years. As of December 31, 2004, the Company maintained $86.7 million of FHLB advances, with a weighted average maturity of 3.7 years and a weighted average rate of 3.53%. The Company also utilizes collateralized repurchase agreements as a funding source, and such borrowings totaled $4.3 million at December 31, 2004. Such borrowed funds carried a weighted average rate of 1.19%. Exhibit I-15 provides further detail of United Financial's borrowing activities during the past three fiscal years. To the extent borrowings are added by the Company in future periods, FHLB advances would likely continue to be the primary source of borrowings utilized.

Subsidiaries and Other Activities

United Bank is the only subsidiary of United Financial. The only subsidiary of United Bank is UCB Securities, Inc. UCB Securities, Inc. was established in 1998 as a Massachusetts security corporation for the purpose of buying, selling and holding investment securities. The income earned on UCB Securities, Inc.'s investment securities is subject to a lower state tax rate, lowering the Bank's overall effective tax rate. At December 31, 2004, UCB Securities, Inc. had total assets of $48.2 million, essentially all of which were in investment securities.

In 2002, United Bank, through an operating division, United Financial Services Group, formed an alliance with Baystate Financial Services, LLC and its registered broker-dealer, New England Securities. This alliance offers United Bank customers a range of investment products and financial planning services, including mutual funds, debt, equity and government securities, insurance products, annuities, financial planning and estate planning. United Bank receives a commission on sales of products to customers.

Legal Proceedings

United Financial is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Company.

II. MARKET AREA

Introduction

The Bank conducts operations in the southern portion of western Massachusetts through its headquarters office location in West Springfield, Massachusetts, and 10 branch offices, with nine branches located in Hampden County and one branch in Hampshire County (see Exhibit II-1 for details of the Bank's office facilities). These two counties represent the Bank's primary market area, which is located in part of the "Pioneer Valley" region. The Bank's remaining business operations are conducted in surrounding areas and counties, including northcentral Connecticut. Hampden County reported a population of approximately 460,000 as of the year 2004, representing an increase from 456,000 as of the 2000 census. The market area is both developed and rural in nature, with a number of population centers operating as economic and demographic centers, primarily in the Connecticut River valley. The major cities and population centers within the Bank's market area include Springfield, West Springfield, Holyoke, Northampton, Westfield and Chicopee.

The Bank holds a moderate market share of deposits in Hampden County (approximately 9.0%), and thus has some potential for additional growth as the market area deposit base expands. As with the location of the population base, most of these deposits are located in the population centers of the area. United competes with a number of national, regional and locally-based financial institutions, and had the fourth largest market share of deposits in Hampden County as of June 30, 2004. The primary larger financial institution competitors include Sovereign Bank, BankNorth, NA, Westfield Bank, Peoples Bank, Westbank and Woronoco Savings Bank, while the Bank also competes with a number of smaller community banks. In addition, the Bank faces competition from credit unions, mortgage banking companies, consumer finance companies, investment houses, mutual funds, insurance companies and other financial intermediaries. Over the past couple of years, the competitive factors have intensified with the growth of electronic delivery systems (particularly the Internet).

Future growth opportunities for the Bank depend on future growth and stability of the regional economy (in particular the areas surrounding the Bank's office locations), demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of the Bank's market area, and the relative impact on value.

National Economic Factors

The future success of the Bank's operations is partially dependent upon various national and local economic trends. The economy in general showed signs of accelerating going into the second quarter of 2004, even though first quarter GDP growth increased at a slower than expected 3.9% annual rate. Job growth in April exceeded expectations, as the economy created 288,000 new jobs and the national unemployment rate fell to 5.6% in April. Some other economic data for April was not as strong, as higher interest rates slowed new housing starts and sales of new homes. Orders for durable goods also fell in April, while fears of higher interest rates fueled a strong increase in home resales during April. Job growth remained strong in May, including in the manufacturing sector. An additional 248,000 jobs were created in May, bringing the three month total of jobs added to almost one million – the biggest three month increase since 2000. The May unemployment rate remained at 5.6%, as more people entered the labor market looking for work. Despite higher mortgage rates, sales of new and existing homes surged to record highs in May. Consumer spending rose 1.0% in May, which was the largest increase since October 2001. However, orders for durable goods posted an unexpected decline in May, resulting in the first back-to-back month drops in durable goods orders since the end of 2002. The economy showed additional signs of slowing at the end of the second quarter of 2004, as higher energy prices reduced consumer spending. Retail sales, industrial production and housing starts all fell in June. Job growth was also less than anticipated in June and the unemployment rate remained unchanged at 5.6% for the third straight month. The index of leading indicators fell in June for the first time in over a year and second quarter GDP declined to a 3.0% annual growth rate.

Surging oil prices continued to hamper the U.S. economy at the beginning of the third quarter, as employers added just 32,000 jobs in July. Despite modest job growth, the July unemployment rate dropped to 5.5%. A decline in July new home sales and only a modest gain in July durable goods orders further suggested that the economy had hit a soft patch. Employment data showed a strengthening jobs market for August, as the 5.4% unemployment rate reported for August was its lowest level since October 2001. Comparatively, other economic data for August generally showed the pace of economic activity continued to decelerate, which included a decline in retail sales and the third straight monthly drop in the index of leading indicators. However, new home sales bounced back in August, rising 9.4% from July. Third quarter GDP rose at a slower than expected 3.7% annual rate, while lower interest rates supported a 3.5% increase in new home sales for September. Job growth was less than anticipated in September, although the unemployment rate remained unchanged at 5.4%.

High oil prices remained as a damper on the economy at the beginning of the fourth quarter, as U.S. manufacturing activity fell to a thirteen month low in October 2004. Consumer confidence also fell in October reflecting concerns over sluggish job growth. However, job growth was strong in October as 337,000 jobs were added, although the national unemployment rate for October ticked up to 5.5% as more people started to look for jobs. Helped by the strong job growth and lower oil prices, consumer confidence rose in November. Notwithstanding the employment gains, the leading economic indicators fell for a fifth straight month in October. Low mortgage rates continued to support strong home sales for October. U.S. job growth for November slowed sharply, although the U.S. unemployment rate for November declined to 5.4%. Economic data at the close of the year generally reflected signs of an improving economy, which included a jump in durable-goods orders in November, the largest increase in December retail sales in five year, December consumer confidence increasing to its best level since the summer and solid job growth in December with the December national unemployment holding steady at 5.4%. Housing starts were also up strongly in December and the leading economic indicators rose in December for the second straight month. However, fourth quarter GDP growth was slower than expected, increasing at a 3.1% annual rate for the quarter.

Economic data for the beginning of the first quarter of 2005 was mixed. The manufacturing sector continued to expand in January 2005 and retail sales continued to contribute to the economy in January. While the January 2005 unemployment rate declined to 5.2%, its lowest rate since 2001, it was mostly attributable to a decline in the number of people looking for jobs as job growth fell below expectations in January. After gaining 0.3% in

December, the Index of Leading Economic Indicators slipped 0.3% in January. Data for February 2005 was not available as of the date of this appraisal.

In terms of interest rate trends over the past year, an upward trend in interest rates was in effect at the beginning of the second quarter of 2004, as strong economic data increased expectations that the Federal Reserve would increase interest rates. Bond yields were also pushed higher by signs of inflation coming back into the economy, as the consumer price index for March rose 0.5%. March economic data that showed a strengthening economy pressured bond yields higher through the end of April. Robust job growth in April, combined with rising oil prices, sharpened the sell-off in long-term Treasuries during the first half of May, reflecting increased expectations that the Federal Reserve would raise interest rates soon. Treasury yields eased lower during mid-May, as investors shifted money to the relative safety of bonds in reaction to India's election results and the assassination of the head of the Iraqi Governing Council. Strong job growth reflected in the May employment data and growing inflation concerns reversed the downward trend in bond yields during the first half of June, with the yield on the 10-year U.S. Treasury note hitting a two year high in mid-June. Bond yields stabilized ahead of the Federal Reserve meeting at the end of June, as only a moderate increase in core consumer prices during May served to subdue concerns of a sharp rise in inflation. The Federal Reserve's decision to raise its short-term rate from 1.00% to 1.25% provided a boost to bond prices at the close of the second quarter, as the Federal Reserve indicated that it would continue to raise the Federal Funds rate a quarter-point at a time.

Signs of slower economic growth and a smaller than expected increase in June consumer prices served to stabilize interest rates through most of July 2004. Bond yields declined during the first half of August, as higher oil prices slowed the pace of economic expansion. The Federal Reserve raised short-term rates a quarter-point to 1.50% in August and signaled that more increases were in store for 2004, based on expectations that the slowdown in the economy would only be temporary. Interest rates stabilized from mid-August through mid-September, while higher oil prices and only a modest increase in August consumer prices contributed to a rally in bond prices in mid-September. The bond market reacted favorably to the Federal Reserve's decision to raise the target rate to 1.75% at its September meeting, with the yield on the ten-year U.S. Treasury note edging below 4.0% in late-September. Treasury prices declined slightly at the close of the third quarter, which was largely attributed to profit taking and stronger than expected GDP growth reported for the second quarter.

Weaker than expected employment data for September and higher oil prices pushed bond yields lower at the start of the fourth quarter, with the yield on the ten-year U.S. Treasury note edging back below 4.0% in late-October. Treasury yields increased during early-November, on news of stronger than expected job growth for October and a decline in oil prices to a three week low. The Federal Reserve raised the Federal Funds rate a quarter-point to 2.00% as expected at its November meeting, which combined with mixed economic data served to stabilize long term bond yields in mid-November. Lower oil prices and concern about the weak dollar pushed bonds prices lower in late-November. In early-December, bonds rallied on the weaker than expected employment data for November. The positive trend in U.S. Treasuries continued through mid-December, as the Federal Reserve raised its key interest rate target by a quarter point to 2.25% and indicated that it would continue to raise interest rates at a measured pace based on expectations of moderate economic growth and well contained inflation. Treasury yields moved higher at the close of 2004 on news of a surge in consumer confidence during December.

U.S. Treasury yields increased sharply at beginning of 2005 on signs that economic growth was picking up momentum and indications from the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Despite the generally favorable economic data, Treasury yields eased lower during mid- and late-January as investors dumped stocks in favor of bonds. The Federal Reserve raised its target interest by another quarter point in early-February and signaled no change in its plan for more increases. The as expected rate increase and January employment data showing lower than expected job growth sparked a rally in long-term Treasury bonds, with the yield on the ten-year Treasury falling below 4% in early-February. Bond yields moved higher in mid-February on inflation concerns and indications of higher interest rates from the Federal Reserve. As of March 4, 2005, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 3.23% and 4.38%, respectively, versus comparable yields of 1.20% and 3.86% at December 31, 2003.

Based on the consensus outlook of 56 economists surveyed by *The Wall Street Journal*, the U.S. economy for 2005 will see GDP growth of about 3.6%, subdued inflation and only slight rises in interest rates. The consensus calls for the Federal Reserve's short-term target interest rate to rise to 3% by June and to 3.5% by December. The economists expected the yield on 10-year U.S. Treasury notes to rise to more than 5% by year end 2005. Exhibit II-2 provides historical interest rate trends from 1995 through March 4, 2005.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area counties from 2000 to 2004 and projected through 2009, with additional data provided in Exhibit II-3. Data for the nation and the Commonwealth of Massachusetts is included for comparative purposes. The Bank's market area contained a total population of approximately 614,000 as of 2004. The population base of Hampden County is relatively concentrated in the center section of the county, primarily in the cities of Springfield, West Springfield, Holyoke and Chicopee. Hampden County reported a relatively stable population base in recent years, with annual population growth from 2000 to 2004 at a rate of 0.2%, a rate lower than the state and national averages. Hampshire County, containing a smaller population base of approximately 150,000, is also a relatively slow growth market. These trends for both counties are projected to continue over the next five years through 2009.

These population trends represent a moderately positive trend for Bank as the market area has certain areas of strong growth and certain areas of weaker growth. The overall population base provides a source of business for financial institutions. As shown in Table 2.1, the number and growth of households performed somewhat better over the same time period, although this reflects a national trend towards a lower average household size and an increase in the number of households overall. In addition, the population and household growth trends described above are forecasted to remain relatively constant over the next five years, indicating that the Bank's business prospects are expected to remain stable in the foreseeable future.

Table 2.1 also details the age distribution of the residents of the Bank's market area county and reveals that overall, Hampden County has a similar age distribution characteristics as the state and nation. Hampshire County contains a higher proportion of residents aged 15-34 years, due to the presence of a number of universities in the county, including the University of Massachusetts. Examination of another characteristic of the Bank's market area, median

Table 2.1
United Bank
Summary Demographic/Economic Information

	Year 2000	2004	2009	Growth Rate 2000-04 (%)	Growth Rate 2004-2009 (%)
Population(000)					
United States	281,422	292,937	307,116	1.0%	0.9%
Massachusetts	6,349	6,447	6,545	0.4%	0.3%
Hampden County	456	460	463	0.2%	0.1%
Hampshire County	152	154	156	0.3%	0.3%
Households(000)					
United States	105,480	109,949	115,474	1.0%	1.0%
Massachusetts	2,444	2,495	2,551	0.5%	0.4%
Hampden County	175	178	181	0.4%	0.3%
Hampshire County	56	58	60	0.8%	0.7%
Median Household Income($)					
United States	$42,729	$46,475	$51,597	2.1%	2.1%
Massachusetts	50,707	57,033	64,912	3.0%	2.6%
Hampden County	39,914	42,946	47,418	1.8%	2.0%
Hampshire County	46,290	51,048	57,388	2.5%	2.4%
Per Capita Income($)					
United States	$21,587	$24,092	$27,309	2.8%	2.5%
Massachusetts	25,952	29,837	34,701	3.5%	3.1%
Hampden County	19,541	21,661	24,471	2.6%	2.5%
Hampshire County	21,685	24,655	28,633	3.3%	3.0%

2002 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.
United States	21.0%	28.0%	29.0%	22.0%
Massachusetts	19.0%	27.0%	31.0%	23.0%
Hampden County	20.0%	27.0%	29.0%	24.0%
Hampshire County	14.0%	35.0%	30.0%	21.0%

2002 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000+
United States	26.0%	28.0%	46.0%
Massachusetts	22.0%	22.0%	56.0%
Hampden County	30.0%	27.0%	43.0%
Hampshire County	23.0%	26.0%	51.0%

Source: SNL Financial, LC.

household income and per capita income, revealed that both market area counties reported income levels lower than state averages, with Hampden County's income levels lower than both the state and nation. The lower average incomes reflect the impact on the statewide average of the Boston metropolitan area, where income levels can be expected to be higher. The relatively lower income levels indicate the potential for increased levels of financial institution deposits, deposit growth and overall need for financial institution services.

Local Economy

The Pioneer Valley area economy was historically based on agriculture and manufacturing but, similar to many areas of the U.S., has been transferred into a more services oriented economy in the last several decades with employment in most large economic sectors. However, manufacturing maintains a material presence in the area. The Connecticut River, which bisects the region to the north and south, is the physical feature that provided energy for the mill towns of Holyoke and Chicopee, and the productive farmland for the earliest settlers who practiced agriculture. Hampden and Hampshire Counties are linked economically to northcentral Connecticut, which also shares the Connecticut River valley, Interstate 91 and Bradley International Airport. Daily commuting patterns of residents include travel between Massachusetts and Connecticut, including into Hartford, the state capital of Connecticut.

The Bank's market area includes employment in health care, insurance, higher education and manufacturing, and as shown in Table 2.2 below, the largest employers are diversified into several economic areas. As shown in Table 2.3, the Bank's market area reported the largest proportion of employment in health care, government, trade and manufacturing, indicative of a relatively diversified employment base. Hampden County reported a higher level of manufacturing employment, while Hampshire County reported a higher level of education employment. Overall, however, the employment base of the Bank's market area was quite similar to the western statewide averages. The presence of a higher level of manufacturing employment generally is an unfavorable characteristic, as the manufacturing sector of the economy has been declining for a number of decades. See Exhibit II-4 for additional data and details.

Table 2.2
Market Area Employers

Company	Industry	Employees
Baystate Health System	Health Care	9,300
University of Massachusetts	Education	4,700
U.S. Postal Service	Government	4,300
MassMutual Financial Group	Insurance	4,000
Big Y Supermarkets	Groceries	3,700
Yankee Candle	Consumer Products	3,000
Sisters of Providence Health System	Health Care	2,800
Cooley Dickenson Hospital	Health Carea	1,700
Hasbro Games/Milton Bradley	Manufacturing	1,600
Verizon	Communications	1,400

Source: *Business West*, Berkshire Chamber of Commerce.

Table 2.3
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employ. Sectors	Western MA	Hampden Cty.	Hampshire Cty.
Health Care/Social Assist.	15.3%	16.6%	11.9%
Government	16.9	16.5	22.8
Trade	15.7	15.7	16.6
Manufacturing	12.2	12.6	7.1
Arts/Entertainment/Food	9.9	8.6	10.4
Finance/Insur./Real Estate	5.1	6.2	3.2
Educational Services	4.2	2.0	9.9
Prof./Scientific/Mgmt.	4.1	4.3	3.7
Construction	3.7	3.6	3.4
Other	13.1	14.0	11.2
	100.0%	100.0%	100.0%

Source: REIS DataSource.

As shown in Table 2.4, similar to national trends, unemployment in Massachusetts and the two market area counties has decreased in the last twelve months. While Massachusetts had an unemployment rate below the national average, Hampden County's rate was above the state average and in line with the national average, an unfavorable sign as it reflects a certain lack of employment opportunities for residents of the area. Hampshire County reported the lowest comparative unemployment rate.

Table 2.4
Market Area Unemployment Trends

Region	Dec. 2003 Unemployment	Dec. 2004 Unemployment
United States	5.4%	5.1%
Massachusetts	5.4%	4.1%
Hampden County	6.5%	5.0%
Hampshire County	3.8%	3.0%

Source: U.S. Bureau of Labor Statistics.

Competition

Due to the overall size of the Hampden County market in which the Bank operates, United holds a moderate market share of deposits of 9.0% (see Table 2.5). With the current market share, additional deposit growth in the market area may be somewhat achievable, although United competes with a number of regional and super-regional competitors, along with a number of locally-based financial institutions. New competitors have also recently entered the market, with a Webster Financial branch schedule to open in 2005 across the street from the main office in West Springfield.

Table 2.5 displays deposit trends for thrifts and commercial banks in Hampden and Hampshire Counties. Since 2000, deposit growth in Massachusetts has been positive for both commercial banks and savings institutions, with savings institutions increasing deposits at a rate slightly faster than commercial banks. Commercial banks continue to maintain the majority of deposit funds in the state of Massachusetts, approximately 63% of all deposits as of the most recent date.

Within Hampden County, the location of ten of the Bank's offices, United recorded an annualized increase in deposits of 9.1% over the four-year period, while Hampden County recorded a lower deposit growth rate of 4.6%. The Bank was thus able to increase its market share of deposits from 7.6% at June 30, 2000. Commercial banks and savings institutions have approximately equal market share of deposits in Hampden County. In Hampshire County, the Bank has a minimal market share of 0.8% of deposits from its single office location. While recent growth of the Bank's office has been much higher than the county as a whole, United

Table 2.5
United Bank
Deposit Summary

	As of June 30,						
	2000			2004			Deposit
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	Growth Rate 2000-2004
	(Dollars in Thousands)						(%)
State of Massachusetts	$133,949,000	100.0%	1,972	$172,722,000	100.0%	2,115	6.6%
Commercial Banks	$85,554,000	63.9%	951	$108,180,000	62.6%	1,008	6.0%
Savings Institutions	$48,395,000	36.1%	1,021	$64,542,000	37.4%	1,107	7.5%
Hampden County	$5,423,671	100.0%	125	$6,500,429	100.0%	141	4.6%
Commercial Banks	$2,614,680	48.2%	67	$3,221,034	49.6%	81	5.4%
Savings Institutions	$2,808,991	51.8%	58	$3,279,395	50.4%	60	3.9%
United Bank	$412,149	7.6%	9	$583,963	9.0%	10	9.1%
Hampshire County	$1,869,183	34.5%	47	$2,546,035	100.0%	56	8.0%
Commercial Banks	$603,584	11.1%	20	$727,678	28.6%	22	4.8%
Savings Institutions	$1,265,599	23.3%	27	$1,818,357	71.4%	34	9.5%
United Bank	$11,369	0.6%	1	$20,160	0.8%	1	15.4%

Source: FDIC

remains a small part of the Hampshire County deposit base. The overall large size of the deposit base in both counties does provide the opportunity for local community based financial institutions, such as United, to compete effectively.

Summary

The overall condition of the primary market area can be characterized as stable, with moderate growth potential based on regional population and economic projections. The overall total population base within the Bank's market area counties does provide the potential for additional banking customers, particularly in light of the current market share of deposits held by the Bank and the dollar amount of deposits held in banking institutions in the market area. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in United having to pay competitive deposit rates, provide high quality service and consider providing electronic banking capabilities to increase local market share. In addition, the Bank also will have to engage in sufficient levels of marketing activities.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of United Financial operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of United Financial is provided by these public companies. Factors affecting the Company's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between United Financial and the Peer Group, will then be used as a basis for the valuation of the United Financial to-be-issued common stock.

Peer Group Selection

The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 27 publicly-traded institutions (those traded on the NYSE, AMEX, or NASDAQ), operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization; (3) the potential impact of "second-step" conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

Given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for the United Financial valuation should be comprised of subsidiary institutions of mutual holding companies. The selection of publicly-traded mutual holding companies for the Company's Peer Group is consistent with the regulatory guidelines and other recently completed MHC transactions. Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a second-step conversion and/or companies whose market prices appear to be distorted by speculative factors or unusual operating conditions. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded thrift institutions is included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for the Peer Group institutions. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the Peer Group institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis through assuming the sale of the majority shares held by the MHCs in public offerings based on their current trading prices and standard assumptions for a thrift conversion offering. Throughout the appraisal, the adjusted figures will be specifically identified as being on a "fully-converted" basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the Peer Group institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used in Chapter III to make financial comparisons between the Peer Group and the Company. The differences between the Peer Group's reported financial data and the financial data of United Financial are not significant enough to distort the conclusions of the comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each Peer Group institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between Peer Group institutions that have sold different percentage ownership interests to the public, and reflect the implied pricing ratios being placed on the Peer Group institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

United Financial Peer Group

Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded Massachusetts-based MHC institutions with capital, earnings, credit quality and interest rate risk comparable to United Financial. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. In light of the asset size of the Company, the selection criteria used for the Peer Group was the ten smallest publicly-traded MHCs in terms of asset size that have been in publicly traded form for at least a year. The asset sizes of the Peer Group companies ranged from $110 million to $1.1 billion. The universe of all publicly-traded MHC institutions, exclusive of institutions that have announced second-step conversions, is included as Exhibit III-2 and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.

Unlike the universe of fully-converted publicly-traded thrifts, which includes approximately 147 companies, the universe of public MHC institutions is small, thereby reducing the prospects of a highly comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the

Peer Group would not capture the difference in current market pricing for public MHC institutions and thus could lead to distorted valuation conclusions. The federal regulatory agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between United Financial and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between United Financial and the Peer Group.

Table 3.1 on the following page lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to United Financial, we believe such companies form a good basis for the valuation of United Financial, subject to certain valuation adjustments.

In aggregate, the Peer Group companies maintain a higher level of capitalization relative to the universe of all public thrifts (13.93% of assets versus 11.00% for the all public average), generate lower earnings on a return on average assets basis (0.64% ROAA versus 0.76% for the all public average), and generate a lower return on equity (5.11% ROE versus 8.02% for the all public average). The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions, both as reported and on a fully-converted basis.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
March 6, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
CHFN	Charter Fincl MHC of GA (19.3)	NASDAQ	SW GA, East. AL	Thrift	1,127	8	09-30	10/01	35.89	703
WFD	Westfield Finl MHC of MA(43.8) (3)	AMEX	Southwestern MA	Thrift	797	10	12-31	12/01	24.30	242
BCSB	BCSB Bankcorp MHC of MD (36.3)	NASDAQ	Northeast MD	Thrift	776	16	09-30	07/98	16.00	94
ONFC	Oneida Fincl MHC of NY (42.5) (3)	NASDAQ	Central NY	Thrift	422	9	12-31	12/98	13.04	98
ALLB	Alliance Bank MHC of PA (20.0) (3)	NASDAQ	Southeastern PA	Thrift	382 S	8	12-31	03/95	31.26	108
PBHC	Pathfinder BC MHC of NY (35.3) (3)	NASDAQ	Central NY	Thrift	302	6	12-31	11/95	17.89	44
GCBC	Green Co Bcrp MHC of NY (43.9) (3)	NASDAQ	Southeast NY	Thrift	287	6	06-30	12/98	34.90	72
CHEV	Cheviot Fin Cp MHC of OH(45.0)	NASDAQ	Cincinnati, OH	Thrift	277	4	12-31	01/04	12.25	122
JXSB	Jcksnville Bcp MHC of IL(47.5)	NASDAQ	Central IL	Thrift	253	8	12-31	04/95	16.25	32
GOV	Gouverneur Bcp MHC of NY(42.6)	AMEX	Northern NY	Thrift	110	2	09-30	03/99	14.50	33

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 03/06/05

	All Publicly-Traded	Peer Group Reported Basis	Fully Converted Basis (Pro Forma)
Financial Characteristics (Averages)			
Assets ($Mil)	$2,565	$473	$567
Equity/Assets (%)	11.00%	13.93%	24.89%
Return on Assets (%)	0.76	0.64	0.69
Return on Equity (%)	8.02	5.11	2.95
Pricing Ratios (Averages)(1)			
Price/Earnings (x)	19.50x	32.85x	28.63x
Price/Book (%)	161.41%	206.89%	96.21%
Price/Assets (%)	17.51	28.26	23.70

(1) Based on market prices as of March 4, 2005.

The following sections present a comparison of the Company's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for United Financial and the Peer Group. The United Financial and Peer Group ratios reflect balances as of December 31, 2004, unless otherwise indicated for the Peer Group companies. The United Financial net worth base of 8.1% was below the Peer Group's average net worth ratio of 13.9%. However, the Company's pro forma capital position will increase with the addition of stock proceeds and will be comparable to or somewhat above the Peer Group's ratio following the stock offering. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 8.1% and 13.3%, respectively, as goodwill and intangibles maintained by the Company and the Peer Group equaled 0.0% and 0.6% of assets, respectively. The increase in the United Financial pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will also result in a relatively lower return on equity. Both the Company's and the Peer Group's capital ratios reflected capital surpluses with respect

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2004

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
United Fin. Bancorp, Inc of MA																				
December 31, 2004	3.0	20.8	73.7	79.5	11.8	0.0	8.1	0.0	8.1	0.0	4.69	-16.61	14.52	3.18	12.31	9.12	9.12	8.10	8.10	12.80
All Public Companies	3.7	24.1	67.4	66.3	20.9	0.7	10.8	0.9	9.9	0.0	14.43	4.94	16.05	11.01	9.41	4.38	3.13	9.34	9.25	16.56
State of MA	6.0	34.1	56.9	67.2	18.7	0.1	13.2	0.1	13.0	0.0	6.68	4.39	8.10	6.38	28.21	0.66	1.02	11.92	10.30	17.47
Comparable Group Average	4.2	35.9	54.7	69.8	13.6	0.5	13.9	0.7	13.3	0.0	5.56	0.61	7.30	2.63	12.60	3.31	3.59	10.78	10.14	19.64
Mid-Atlantic Companies	4.6	31.2	58.3	73.9	14.0	0.8	10.4	0.8	9.6	0.0	7.96	5.71	8.36	6.45	-1.98	2.60	2.80	10.15	10.00	18.00
Mid-West Companies	3.5	30.5	61.4	77.1	3.6	0.0	18.2	0.6	17.6	0.0	-0.86	-16.62	5.00	-4.44	19.31	3.13	3.66	NM	7.06	14.02
Other Comparative Companies	3.8	55.5	37.3	50.4	22.5	0.0	20.3	0.3	20.0	0.0	4.79	2.55	6.45	-1.76	45.68	5.63	5.89	12.04	12.04	27.39
Comparable Group																				
Mid-Atlantic Companies																				
ALLB Alliance Bank MHC of PA (20.0)(1)	6.9	33.3	54.1	75.1	14.8	0.0	9.4	0.0	9.4	0.0	1.36	-0.84	2.83	3.40	-8.26	2.89	2.89	NM	9.40	16.98
BCSB BCSB Bankcorp MHC of MD (36.3)	2.6	42.6	50.7	75.5	15.2	3.0	5.6	0.3	5.3	0.0	17.47	29.01	9.27	5.40	NM	-1.19	-1.12	6.94	6.94	14.10
GOV Gouverneur Bcp MHC of NY(42.6)	2.4	13.1	78.8	56.7	24.6	0.0	16.6	0.0	16.6	0.0	15.90	-18.92	24.08	8.08	56.98	2.55	2.55	16.00	16.00	28.90
GCBC Green Co Bcrp MHC of NY (43.9)	7.1	36.2	53.8	86.1	2.6	0.0	11.0	0.0	11.0	0.0	5.73	0.72	10.03	8.67	-42.31	7.58	7.58	9.31	9.31	20.40
ONFC Oneida Fincl MHC of NY (42.5)	3.6	36.5	50.2	71.4	15.2	0.0	12.5	3.1	9.3	0.0	-1.36	-9.13	5.62	-1.27	-4.45	3.56	3.33	8.35	8.35	14.13
PBHC Pathfinder BC MHC of NY (35.3)	4.7	25.4	62.0	78.4	11.7	1.7	7.2	1.5	5.7	0.0	8.67	33.43	-1.70	14.39	-11.85	0.19	1.54	NM	NM	13.50
Mid-West Companies																				
CHEV Cheviot Fin Cp MHC of OH(45.0)(3)	2.8	20.9	73.7	65.1	5.9	0.0	28.2	0.0	28.2	0.0	1.51	-28.22	12.67	-4.87	NM	3.01	3.01	NM	NM	NM
JXSB Jcksnville Bcp MHC of IL(47.5)	4.3	40.2	49.0	89.1	1.4	0.0	8.2	1.2	7.0	0.0	-3.24	-5.02	-2.68	-4.01	19.31	3.25	4.31	NM	7.06	14.02
New England Companies																				
WFD Westfield Finl MHC of MA(43.8)	6.4	42.6	46.3	76.9	7.5	0.0	14.8	0.0	14.8	0.0	0.21	-5.64	6.85	-3.13	85.51	-5.41	-5.41	14.69	14.69	26.90
South-East Companies																				
CHFN Charter Fincl MHC of GA (19.3)	1.2	68.5	28.3	24.0	37.5	0.0	25.7	0.5	25.2	0.0	9.36	10.74	6.04	-0.40	5.85	16.68	17.18	9.38	9.38	27.87

(1) Financial information is for the quarter ending September 30, 2004.
(3) Growth rates have been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

to the regulatory capital requirements, with the Peer Group's ratios currently exceeding the Company's ratios. On a pro forma basis, the differences between the Company's and the Peer Group's regulatory capital ratios will be less significant.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both United Financial and the Peer Group. The Company's loans-to-assets ratio of 73.7% was higher than the comparable Peer Group ratio of 54.7%. Comparatively, the Company's cash and investments-to-assets ratio of 23.8% was lower than the comparable ratio for the Peer Group of 40.1%, as the Company reported lower ratios of mortgage-backed and other investment securities and cash and cash equivalents. Overall, the Company's interest-earning assets amounted to 97.5% of assets, which exceeded the comparable Peer Group ratio of 94.8%.

The Company's funding liabilities reflected a funding strategy similar to the Peer Group's funding composition. The Company's deposits equaled 79.5% of assets, which was above the comparable Peer Group ratio of 69.8%. Comparatively, borrowings accounted for a higher portion of the Peer Group's interest-bearing funding composition, as indicated by borrowings-to-assets ratios of 11.8% and 14.1% for United Financial and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 91.3% and 83.9%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Company's ratio of interest-bearing liabilities as a percent of assets will be more comparable to the Peer Group's ratio.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group maintains a more favorable IEA/IBL ratio than the Company, based on IEA/IBL ratios of 113.0% and 106.8% for the Peer Group and the Company, respectively. The additional capital realized from stock proceeds should serve to provide United Financial with an IEA/IBL ratio that is more comparable to the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. The United Financial growth rates are based on growth for the year ended December 31,

2004, while the Peer Group's growth rates are based on annual growth for the twelve months ended December 31, 2004 or the most recent period available. United Financial recorded a 4.7% increase in assets, versus asset growth for the Peer Group of 5.6%. Asset growth experienced by the Company was the result of a 16.6% decline in cash and investments and a 14.5% increase in loans. The Peer Group's asset growth was largely realized through a 7.3% increase in loans, which was supplemented with a 0.6% increase in cash and investments. Following the stock offering, the Company's growth capacity will be more comparable to the Peer Group's, as the result of the increase in leverage capacity that will be provided by the infusion of the net stock proceeds.

The Company's asset growth was funded with a 3.2% increase in deposits and a 12.3% increase in borrowings. Comparatively, deposit growth of 2.6% and a 12.6% increase in borrowings funded the Peer Group's asset growth. Capital growth rates posted by the Company and the Peer Group equaled 9.1% and 3.3%, respectively. The Company's higher capital growth rate was achieved through earning a higher return on assets on a relatively lower capital base, while there were other factors that negatively impacted the Peer Group's capital growth relative to the Company's capital growth such as dividend payments, stock repurchases and the higher level of capital maintained by the Peer Group. The increase in capital realized from stock proceeds, as well as possible dividend payments and stock repurchases, will initially depress the Company's capital growth rate following the stock offering.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Company and the Peer Group, based on earnings for the twelve months ended December 31, 2004, unless otherwise indicated for the Peer Group companies. United Financial and the Peer Group reported net income to average assets ratios of 0.73% and 0.64%, respectively. A higher level of net interest income and lower operating expenses, offset by somewhat lower non-interest income and higher loss provisions accounted for the Company's higher return. The Company also maintained an earnings disadvantage with respect to its tax position for the twelve month period.

The Company's stronger net interest income ratio was realized through maintenance of a higher interest income ratio and a lower interest expense ratio. The higher interest income ratio

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2004

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
United Fin. Bancorp, Inc of MA December 31, 2004	0.73	4.86	1.60	3.25	0.13	3.12	0.00	0.00	0.63	0.63	2.45	0.00	-0.08	0.00	5.02	1.95	3.07	4,886	40.90
All Public Companies	0.75	4.97	1.94	3.03	0.14	2.89	0.04	0.00	0.68	0.72	2.49	0.02	0.04	0.01	5.12	2.18	2.95	5,013	33.57
State of MA	0.85	4.61	1.62	2.99	0.05	2.95	0.02	0.00	0.35	0.36	2.09	0.00	0.05	0.00	4.76	1.90	2.86	4,944	38.10
Comparable Group Average	0.64	4.71	1.69	3.02	0.10	2.92	0.03	0.00	0.72	0.74	2.69	0.02	0.03	0.00	4.96	2.03	2.93	3,716	25.20
Mid-Atlantic Companies	0.66	4.93	1.79	3.15	0.12	3.03	0.02	0.00	0.87	0.89	3.02	0.02	0.03	0.00	5.24	2.02	3.22	3,553	21.70
Mid-West Companies	0.41	4.70	1.58	3.12	0.11	3.02	0.06	0.00	0.63	0.69	2.47	0.02	-0.25	0.00	4.90	1.95	2.95	2,184	32.44
Other Comparable Companies	0.84	4.05	1.53	2.53	0.05	2.48	0.01	0.00	0.32	0.00	1.93	0.01	0.30	0.00	4.19	2.14	2.06	3,114	28.45
Comparable Group																			
Mid-Atlantic Companies																			
ALLB Alliance Bank MHC of PA (20.0)(1)	0.63	5.15	2.06	3.09	0.08	3.02	0.01	0.01	0.34	0.36	2.71	0.00	0.01	0.00	5.45	2.29	3.17	4,833	6.75
BCSB BCSB Bankcorp MHC of MD (36.3)	0.10	4.48	2.31	2.17	0.06	2.11	0.02	-0.06	0.36	0.31	2.24	0.01	-0.03	0.00	4.68	2.49	2.18	4,285	7.12
GOV Gouverneur Bcp MHC of NY(42.6)	0.87	5.54	1.72	3.83	0.15	3.68	0.00	0.00	0.43	0.43	2.79	0.00	0.09	0.00	5.87	2.14	3.74	3,331	38.33
GCBC Green Co Bcrp MHC of NY (43.9)	1.10	4.93	1.15	3.78	0.05	3.73	0.00	0.01	0.95	0.96	3.13	0.00	-0.01	0.00	5.07	1.30	3.77	3,193	28.24
ONFC Oneida Fincl MHC of NY (42.5)	0.77	4.60	1.60	3.00	0.13	2.87	0.00	0.00	2.59	2.59	4.26	0.03	-0.17	0.00	5.10	1.84	3.26	2,854	23.46
PBHC Pathfinder BC MHC of NY (35.3)	0.47	4.87	1.88	3.00	0.25	2.75	0.09	0.03	0.56	0.68	3.02	0.07	0.31	0.00	5.26	2.05	3.21	2,823	26.32
Mid-West Companies																			
CHEV Cheviot Fin Cp MHC of OH(45.0)	0.48	4.70	1.41	3.30	0.00	3.30	0.00	0.00	0.62	0.62	1.98	0.00	-0.52	0.00	4.79	1.97	2.82	NM	27.56
JXSB Jcksnville Bcp MHC of IL(47.5)	0.34	4.70	1.76	2.94	0.21	2.73	0.11	0.00	0.65	0.76	2.95	0.03	0.03	0.00	5.00	1.94	3.07	2,184	37.32
New England Companies																			
WFD Westfield Finl MHC of MA(43.8)	0.80	4.33	1.37	2.96	0.09	2.86	0.01	0.00	0.37	0.38	2.24	0.00	0.11	0.00	4.54	1.63	2.91	NM	28.84
South-East Companies																			
CHFN Charter Fincl MHC of GA (19.3)	0.89	3.77	1.68	2.09	0.00	2.09	0.02	-0.01	0.28	0.29	1.62	0.02	0.49	0.00	3.85	2.64	1.20	6,228	28.07

(1) Financial information is for the quarter ending September 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

was realized through earning a higher yield on interest-earning assets (5.02% versus 4.96% for the Peer Group), which was supported by the Company's interest-earning asset composition that reflected a higher concentration of loans than maintained by the Peer Group and the Company's loan portfolio composition that reflected a greater degree of diversification into higher yielding types of loans than maintained by the Peer Group. Interest expense ratios for the Company and the Peer Group equaled 1.60% and 1.69% of average assets, respectively. The Company's lower interest expense ratio was supported by a lower cost of funds (1.95% versus 2.03% for the Peer Group), reflecting the Company's lower utilization of borrowings and lower deposit funding costs, offset in part by a higher level of interest-bearing liabilities funding assets. Overall, United Financial and the Peer Group reported net interest income to average assets ratios of 3.25% and 3.02%, respectively.

In another area of core earnings, the Peer Group maintained a higher level of operating expenses than the Company. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 2.45% and 2.69%, respectively. The Company's lower operating expense ratio was also evident in the lower number of employees maintained by United Financial in comparison to the Peer Group relative to their respective asset sizes. Assets per full time equivalent employee equaled $4.9 million for the Company and $3.7 million for the Peer Group. On a post-offering basis, the Company's operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, the Company's capacity to leverage operating expenses will be comparable to or greater than the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company's earnings were stronger than the Peer Group's. Expense coverage ratios posted by United Financial and the Peer Group equaled 1.33x and 1.12x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income provided a higher relative contribution to the Peer Group's earnings, with such income amounting to 0.63% and 0.74% of the Company's and the Peer Group's average assets, respectively. Taking non-interest operating income into account in comparing the Company's and the Peer Group's earnings, the United Financial efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 63.1% was more favorable than the Peer Group's efficiency ratio of 71.5%. The Company's more favorable efficiency ratio was realized through earning a higher level of net interest income and a lower operating expense ratio, which more than offset the Company's lower non-interest income ratio.

Loan loss provisions had a larger impact on the Company's earnings, with loss provisions established by United Financial and the Peer Group equaling 0.13% and 0.10% of average assets, respectively. The higher level of loss provisions established by United Financial was consistent with its greater degree of diversification into higher risk types of lending (see Table 3.4), as well as the Company's higher ratio of total loans-to-assets.

Net gains realized from the sale of assets and net other non-recurring income or expense items were a contributor to the Peer Group's earnings, with such gains amounting to 0.03% of average assets, while United Financial recorded a net loss on non-recurring items of 0.08% of average asset, primarily due to the write-off of charter conversion related expenses. Given the generally non-recurring nature of gains and losses resulting from the sale of loans, investments and other assets, the net gains reflected in the Company's and the Peer Group's earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Company's or the Peer Group's earnings.

Taxes had a larger impact on the Company's earnings, as the Company recorded an effective tax rate of 40.90% for the twelve month period. Comparatively, the Peer Group had an effective tax rate of 25.20%.

Loan Composition

Table 3.4 presents data related to the Company's and the Peer Group's loan portfolio compositions and investment in mortgage-backed securities. The Company's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (56.0% versus 50.6% for the Peer Group). The Company's higher ratio was attributable to maintaining a higher concentration of 1-4 family loans relative to the comparable Peer Group ratio. Loans serviced for others represented a similar off-balance sheet item for both, equaling 8.6% of the Peer Group's assets, while the Company maintained loans serviced for others equal to 7.1% of assets. Both the Peer Group and the United Financial balances of loans serviced for others translated into modest balances of servicing intangibles.

Diversification into higher risk types of lending was more significant for the Company on average. Commercial real estate/multi-family loans represented the most significant area of lending diversification for United Financial (16.9% of assets), followed by commercial and industrial loans (7.3% of assets) and construction/land loans (4.8% of assets). The Peer Group's lending diversification also consisted primarily of commercial real estate/multi-family loans and commercial and industrial loans, with those portfolios equaling 9.7% and 4.0% of assets, respectively, along with construction/land loans (1.7% of assets). Consumer loans accounted for the only lending area where the Peer Group maintained a greater degree of lending diversification than the Peer Group (3.5% of assets versus 2.5% of asset for the Peer Group). The Company's more significant diversification into higher risk types of loans and higher concentration of assets maintained in loans compared to lower risk-weighted investments translated into a higher risk-weighted assets-to-assets ratio of 69.4%, as compared to the Peer Group's ratio of 54.0%.

Credit Risk

Overall, the credit risk associated with the Company's loan portfolio was considered to be similar to the Peer Group's, as the Company's somewhat more favorable credit quality measures for non-performing loans was offset by the Company's more significant diversification into higher risk types of lending. As shown in Table 3.5, the United Financial ratio of non-

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2004

		Portfolio Composition as a Percent Assets								
	Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	United Fin. Bancorp, Inc of MA	13.17	42.85	4.84	16.87	7.29	2.50	69.43	55,069	199
	All Public Companies	12.76	36.87	5.36	16.52	3.53	3.90	60.29	733,473	9,068
	State of MA	13.15	24.64	3.14	21.70	4.59	3.00	59.22	20,444	46
	Comparable Group Average	14.44	36.13	1.69	9.74	4.01	3.51	54.01	40,797	202
	Comparable Group									
ALLB	Alliance Bank MHC of PA (20.0)(1)	6.79	23.57	1.62	27.44	0.96	1.33	59.09	3,200	0
BCSB	BCSB Bankcorp MHC of MD (36.3)	22.02	28.65	1.22	8.36	10.19	1.63	50.28	22,195	178
CHFN	Charter Fincl MHC of GA (19.3)	33.57	13.84	3.46	9.14	0.54	1.82	47.02	42,654	93
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.20	65.90	2.36	5.58	0.05	0.00	45.19	4,267	41
GOV	Gouverneur Bcp MHC of NY(42.6)	8.99	56.09	2.20	3.74	8.28	3.27	57.59	0	0
GCBC	Green Co Bcrp MHC of NY (43.9)	21.62	42.90	1.53	5.49	1.52	1.96	47.70	0	0
JXSB	Jcksnville Bcp MHC of IL(47.5)	6.35	25.84	1.75	8.84	3.74	7.22	54.96	159,542	1,094
ONFC	Oneida Fincl MHC of NY (42.5)	8.61	23.66	0.02	8.93	9.63	8.98	60.93	95,190	354
PBHC	Pathfinder BC MHC of NY (35.3)	10.77	44.72	1.08	10.13	1.17	5.38	59.90	52,986	198
WFD	Westfield Finl MHC of MA(43.8)	NA	NA	NA	NA	NA	NA	57.49	27,936	64

(1) Financial information is for the quarter ending September 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2004 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
United Fin. Bancorp, Inc of MA	0.00	0.49	0.66	1.00	151.96	151.96	328	0.06
All Public Companies	0.07	0.49	0.55	0.92	251.82	222.23	407	0.14
State of MA	0.00	0.07	0.14	1.14	525.63	240.76	139	0.05
Comparable Group Average	0.16	0.57	0.73	1.08	206.05	178.14	149	0.33
Comparable Group								
ALLB Alliance Bank MHC of PA (20.0)(1)	1.01	1.55	0.64	1.21	188.89	42.74	48	0.09
BCSB BCSB Bankcorp MHC of MD (36.3)	0.01	0.19	0.34	0.68	197.49	184.31	29	0.03
CHFN Charter Fincl MHC of GA (19.3)	0.05	0.56	1.67	1.97	117.92	100.74	213	0.26
CHEV Cheviot Fin Cp MHC of OH(45.0)	0.00	NA	NA	0.38	NA	NA	0	0.00
GOV Gouverneur Bcp MHC of NY(42.6)	0.02	0.43	0.52	0.89	172.73	166.10	16	0.08
GCBC Green Co Bcrp MHC of NY (43.9)	0.00	0.11	0.21	0.82	393.25	393.25	14	0.04
JXSB Jcksnville Bcp MHC of IL(47.5)	0.23	1.01	1.34	1.50	111.78	73.43	383	1.21
ONFC Oneida Fincl MHC of NY (42.5)	0.00	0.14	0.28	0.93	332.94	332.94	358	0.69
PBHC Pathfinder BC MHC of NY (35.3)	0.26	0.88	0.98	0.97	98.70	68.97	392	0.82
WFD Westfield Finl MHC of MA(43.8)	0.00	0.27	0.58	1.40	240.76	240.76	36	0.04

(1) Financial information is for the quarter ending September 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

performing assets and accruing loans that are more than 90 days past due as a percent of assets was less than the comparable Peer Group ratio (0.49% versus 0.57% for the Peer Group). Likewise, the United Financial non-performing loans-to-loans ratio, which does not include accruing loans that are more than 90 days past due, was lower than the Peer Group's ratio (0.66% versus 0.73% for the Peer Group). The Company maintained a lower level of loss reserves as a percent of non-performing loans (152.0% versus 206.1% for the Peer Group), while the Peer Group maintained a higher level of reserves as a percent of loans (1.08% versus 1.00% for the Company). Net loan charge-offs were higher for the Company than the Peer Group on an absolute basis, although such charge-offs were much lower than the Peer Group on a relative basis as a percent of their respective loan balances.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group companies. In terms of balance sheet composition, the United Financial interest rate risk characteristics were considered to be less favorable than the Peer Group's. Most notably, the Company's lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. In addition, the Company is currently following a strategy of retaining for portfolio long-term fixed rate mortgage loans secured by 1-4 family residential property. However, a lower level of non-interest earning assets represented an advantage for the Company with respect to capacity to generate net interest income and, in turn, limit the interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should provide the Company with balance sheet interest rate risk characteristics that are more comparable to the Peer Group's measures.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for United Financial and the Peer Group. In general, the more significant fluctuations in the Company's ratios implied there was a greater degree of interest rate risk associated with its net interest income compared to the Peer Group's, based on the interest rate environment that prevailed during the period covered in Table 3.6. The stability of the Company's net interest margin should be enhanced by the

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2004 or Most Recent Date Available

Institution	Balance Sheet Measures			Quarterly Change in Net Interest Income					
	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	12/31/04	09/30/04	06/30/04	03/31/04	12/31/03	09/30/03
				(change in net interest income is annualized in basis points)					
United Fin. Bancorp, Inc of MA	8.1	106.8	2.5	6	8	-3	12	6	1
All Public Companies	9.7	107.3	4.7	-1	2	-4	0	7	-1
State of MA	13.0	114.2	3.0	5	4	-9	-1	2	-4
Comparable Group Average	13.3	115.0	9.2	-1	-1	-0	2	14	-2
Comparable Group									
ALLB Alliance Bank MHC of PA (20.0)(1)	9.4	105.1	5.6	NA	-26	1	8	-3	32
BCSB BCSB Bankcorp MHC of MD (36.3)	5.3	102.3	4.2	-10	-6	8	-17	3	-33
CHFN Charter Fincl MHC of GA (19.3)	25.2	159.4	2.0	-8	3	-2	8	31	17
CHEV Cheviot Fin Cp MHC of OH(45.0)	28.2	137.3	2.6	1	14	14	NA	NA	NA
GOV Gouverneur Bcp MHC of NY(42.6)	16.6	116.0	5.7	-1	-3	-9	-7	22	6
GCBC Green Co Bcrp MHC of NY (43.9)	11.0	109.6	2.8	2	7	-8	8	13	10
JXSB Jcksnville Bcp MHC of IL(47.5)	7.0	103.3	6.5	-9	12	-4	19	19	-16
ONFC Oneida Fincl MHC of NY (42.5)	9.3	104.1	9.8	11	-9	5	8	-5	-2
PBHC Pathfinder BC MHC of NY (35.3)	5.7	100.5	7.8	0	-11	-0	-27	16	-16
WFD Westfield Finl MHC of MA(43.8)	14.8	112.9	4.8	8	11	-8	18	27	-18

(1) Financial information is for the quarter ending September 30, 2004.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of the United Financial asset base and the proceeds will be substantially deployed into interest-earning assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of United Financial. Such general characteristics as asset size, capital position, the composition of interest-earning assets, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine the estimated pro forma market value of United Financial for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings are somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in

Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the MHC process, RP Financial will: (1) review changes in the Company's operations and financial condition; (2) monitor the Company's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including the United Financial value, the market value of the stocks of public MHC institutions, or the United Financial value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of United Financial coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both the United Financial and the Peer Group's balance sheets. The Company's interest-earning asset composition exhibited a higher concentration of loans and the United Financial loan portfolio composition reflected a greater degree of diversification into higher risk and higher yielding types of loans. Overall, in comparison to the Peer Group, the Company's asset composition provided for a higher yield earned on interest-earning assets and a higher risk weighted assets-to-assets ratio. The United Financial funding composition reflected a higher level of deposits and a lower level of borrowings than the comparable Peer Group ratios, which translated in a lower cost of funds for the Company. Overall, as a percent of assets, the Company maintained a higher level of interest-earning assets and a higher level of interest-bearing liabilities than indicated for the Peer Group, which resulted in a lower IEA/IBL ratio for the Company. The infusion of stock proceeds will increase the Company's capital position and, in turn, provide United Financial with an IEA/IBL ratio that is more comparable to the Peer Group's ratio. At the same time, the composition of the Company's assets and liabilities will continue to provide for a more favorable interest rate spread than maintained by the Peer Group. For valuation purposes, RP Financial concluded that a slight upward adjustment was warranted for the Company's overall asset/liability composition.

- Credit Quality. The Company maintained lower ratios of non-performing assets-to-assets and non-performing loans-to-loans. Loss reserves maintained as a percent of non-performing loans were higher for the Peer Group, and the Peer Group maintained higher reserves as a percent of loans. Net loan charge-offs as a percent of loans were lower for the Company than the Peer Group. As noted above, the Company maintained a higher risk weighted assets-to-assets ratio than the Peer Group, reflecting the Company's higher loans-to-assets ratio and greater degree of lending diversification into higher risk types of lending. Overall, in comparison to the Peer Group, the Company's measures imply a similar degree of credit risk exposure and, thus, RP Financial concluded that no adjustment was warranted for the Company's credit quality.

- Balance Sheet Liquidity. The Company operated with a lower level of cash and investment securities relative to the Peer Group (23.8% of assets versus 40.1% for the Peer Group). Following the infusion of the stock proceeds, the Company's cash and investments ratio is expected to increase as the proceeds will initially be deployed into investments. United Financial's future borrowing capacity was considered to be slightly greater than the Peer Group's, in light of the lower level of borrowings maintained by the Company in comparison to the Peer Group. Overall, balance sheet liquidity for the Company and the Peer Group was viewed as adequate, even with the higher ratios maintained by the Peer Group, thus, RP Financial concluded that no adjustment was warranted for the Company's balance sheet liquidity.

- Funding Liabilities. The Company's interest-bearing funding composition reflected a lower level of borrowings compared to deposits, while the Peer Group maintained a higher level of deposits relative to borrowings. The Company's overall funding composition provided for a lower cost of funds than maintained by the Peer Group. In total, the Company maintained a higher level of interest-bearing liabilities than the Peer Group, which was attributable to United Financial's lower capital position. Following the stock offering, the increase in the Company's capital position should provide United Financial with a comparable level of interest-bearing liabilities as maintained by the Peer Group. At the same time, the Company's funding composition can be expected to result in a lower cost of funds than maintained by the Peer Group. Overall, RP Financial concluded that no adjustment was warranted for United Financial's funding composition.

- Capital. The Peer Group operates with a higher equity-to-assets ratio than the Company. However, following the stock offering, the United Financial pro forma capital position will be comparable to the Peer Group's equity-to-assets ratio. The Company's comparable pro forma capital position will result in similar leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. Overall, RP Financial concluded that no valuation adjustment was warranted for the Company's pro forma capital position.

On balance, the United Financial balance sheet strength was considered to be similar to the Peer Group's, as implied by the Company's asset/liability composition, funding composition, liquidity, credit quality and capital ratios. Accordingly, we concluded that no valuation adjustment was warranted for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company reported higher earnings on an ROAA basis (0.73% of average assets versus 0.64% for the Peer Group). Higher levels of net interest income and lower operating expenses accounted for the Company's higher return. Lower loss provisions, higher non-interest operating income, net gains on non-operating items and a lower effective tax rate represented earnings advantages for the Peer Group. Reinvestment and leveraging of the net stock proceeds should enhance returns for the Company, but the pick-up in earnings will be somewhat offset by the increase in operating expenses that will result from the implementation of the stock benefit plans and expenses related to operating as a publicly-traded company with shareholders. Overall, the Company's reported earnings were considered to be more attractive than the Peer Group's and, thus, RP Financial concluded that a slight upward adjustment was appropriate for the Company's reported earnings.

- Core Earnings. The Company's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Company operated with a higher net interest income ratio, a lower operating expense ratio and a lower level of non-interest operating income. The Company's higher net interest income ratio and lower level of operating expenses translated into an expense coverage ratio that was more favorable than the Peer Group's ratio (1.33x versus 1.12x for the Peer Group). The United Financial efficiency ratio of 63.1% was also more favorable than the Peer Group's efficiency ratio of 71.5%. Loss provisions had a slightly larger impact on the Company's earnings, which was consistent with the Company's similar credit quality measures and greater diversification into higher risk types of lending. Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets will somewhat be negated by expenses associated with the stock benefit plans and operating as a publicly-traded company, indicate that the Company's earnings are somewhat higher than the Peer Group's core earnings. Therefore, RP Financial concluded that a slight upward adjustment was warranted for the Company's core earnings.

- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated that a slightly higher degree of volatility was associated with the Company's net interest margin. The Peer Group's stronger capital and IEA/IBL ratios, partially offset by the Company's lower level of non-interest earning assets, implied a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should eliminate the current advantages indicated for the Peer Group's ratios. Overall, RP Financial concluded that the interest rate risk associated with the Company's earnings was comparable to the Peer Group's earnings interest rate risk exposure and no valuation adjustment was necessary for this factor.

- Credit Risk. Loan loss provisions were a slightly larger factor in the Company's earnings (0.13% of average assets versus 0.10% of average assets for the Peer Group). Other credit risk measures generally implied the Company's credit risk exposure was similar to the Peer Group's, in terms of future exposure to credit quality related losses. Overall, RP Financial concluded that no adjustment was warranted for this factor.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the infusion of stock proceeds will increase the Company's earnings growth potential with respect to leverage capacity and providing the Company with additional liquidity for purposes of funding loan growth. Opportunities to increase earnings through loan and deposit growth are considered to be somewhat less favorable in the Company's primary market area, based on the demographic and economic limitations that are associated with the primary market area served by United Financial. Overall, the Company's earnings growth potential appears to be comparable to the Peer Group's, and, thus, we concluded that no adjustment was warranted for this factor.

- Return on Equity. The Company's estimated pro forma return on assets and pro forma equity ratio is expected to result in a pro forma return on equity that is within the range of the Peer Group's average return on equity. In view of the similar capital growth rate that will be implied by United Financial's pro forma ROE, we concluded that no adjustment was warranted for the Company's ROE.

Overall, a slight upward adjustment was applied for the Company's profitability, growth and viability of earnings, based on the Company's more favorable reported earnings, core earnings and similar return on equity.

3. Asset Growth

United Financial experienced a 4.7% increase in assets during the most recent twelve month period, versus a 5.6% asset growth rate posted by the Peer Group. Asset growth by the Company was the result of a larger increase in loans and a decrease in cash and investments.

The Peer Group's asset growth was mostly realized through loan growth, which was supplemented with a slight increase in cash and investments. The Company will realize an increase in its pro forma capital position from the infusion of stock proceeds, which will provide United Financial with comparable leverage capacity as currently maintained by the Peer Group. Accordingly, in light of the recent growth reported by the Company and the characteristics of the market area with respect to supporting loan growth opportunities, we believe that no adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. The Company's primary market area is in the Pioneer Valley region of western Massachusetts, with a concentration of 10 offices in Hampden County and one office in Hampshire County. The region served by the Company's branches continues to transform from a manufacturing based economy to a more services oriented economic base. The moderate economic growth in the primary market area has provided for slow growth demographic trends.

In general the Peer Group companies operate in slower growing markets than served by the Company. The Peer Group companies maintained a stronger competitive position than the Company, as indicated by the higher deposit market share that was maintained by the Peer Group companies on average (17.4% versus 9.0% for the Company). Summary demographic, economic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, December 2004 unemployment rates for the markets served by the Peer Group companies were, in general, higher than Hampden County's unemployment rate for December 2004. On balance, we concluded that no adjustment was appropriate for the Company's market area.

Table 4.1
Market Area Unemployment Rates
United Financial Bancorp, Inc. and the Peer Group Companies(1)

	County	December 2004 Unemployment
United Financial Bancorp, Inc. - MA	Hampden	5.0%
The Peer Group		5.8%
Alliance Bank MHC – PA	Delaware	4.0%
BCSB Bankcorp MHC – MD	Baltimore	4.0
Charter Financial MHC- GA	Troup	6.2
Cheviot Financial Corp. MHC of OH	Hamilton	4.6
Gouverneur Bancorp MHC - NY	St. Lawrence	8.8
Greene Co. Bancorp MHC - NY	Greene	5.0
Jacksonville SB MHC - IL	Morgan	5.8
Oneida Financial MHC – NY	Madison	6.1
Pathfinder Bancorp MHC - NY	Oswego	8.3
Westfield Financial Group MHC- MA	Hampden	5.0

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Company has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.15% to 3.13%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.23% as of March 4, 2005. As of March 4, 2005, approximately 89% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.36%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

Our valuation adjustment for dividends for United Financial also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders' ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Company will be subject to the same regulatory dividend policy as a large majority of the Peer Group companies (nine of the Peer Group companies operate under OTS regulation for purposes of the dividend waiver). Accordingly, we believe that to the extent United Financial's pro forma market value would be influenced by the OTS' dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

Overall, the Company's capacity to pay dividends will be similar to the Peer Group's, as the result of its pro forma earnings level. Accordingly, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Eight of the Peer Group members trade on the NASDAQ system. Two of the Peer Group members trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $14.1 million to $136.1 million as of March 4, 2005, with average and median market values of $47.0 million and $32.9 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 688,000 to 4.5 million, with average and median shares outstanding of 2.2 million and 1.6 million, respectively. The Company's minority stock offering is expected to have a pro forma market value that is above the Peer Group average and median, while public shares outstanding for the Company is expected to be above the upper end of the range of shares outstanding maintained by the individual Peer Group companies. It is anticipated that the Company's stock will be listed for trading on the NASDAQ National Market system following the stock offering. Overall, we anticipate that the Company's public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Stocks generally declined during the first half of March 2004, reflecting valuation concerns following a year of strong gains and weaker than expected job growth during February. Concerns about terrorism and higher oil prices caused stocks to tumble in late-March, before rebounding at the close of the first quarter on more attractive fundamentals and optimism about first quarter earnings.

Stocks moved higher in-early April 2004, as investors reacted favorably to a strong employment report for March. For the balance of April trading in the broader market produced uneven results, as generally favorable first quarter earnings and strong economic data weighed against the growing threat of inflation and higher interest rates. The Dow Jones Industrial Average ("DJIA") closed below 10000 for the first time in 2004 in the second week of May, as strong job growth during April raised expectations of a rate increase by the Federal Reserve. The downward trend in stocks prevailed through most of May, on concerns about higher oil prices, violence in the Middle East and higher interest rates. Stocks rebounded in late-May, primarily on the basis of higher corporate earnings and lower oil prices. Strong employment data for May combined with lower oil prices and favorable inflation data provided for a positive trend in the broader market through mid-June. Stocks traded in a narrow range through the end of the second quarter, as investors awaited the outcome of the Federal Reserve meeting at the end of June.

Rising oil prices and profit warnings from some technology companies caused major stock indices to fall at the start of the third quarter of 2004. Stocks continued to trend lower through most of July, as a slow down in the economic expansion raised concerns about future earnings growth. Strong consumer confidence numbers for July reversed the downward trend in stocks during the last week of July, with the DJIA closing up for the week for the first time since mid-June. The recovery in the stock market was short-lived, as record high oil prices, weak retail sales for July and weaker than expected job growth for July pulled stocks lower in early-August. A positive economic outlook by the Federal Reserve and bargain hunting supported gains in the stock market during mid-August, as the DJIA moved back above the 10000 barrier. The DJIA hit a six week high in late-August, which was supported by a drop in oil prices. After the DJIA closed at a two month high in early-September, based on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. Concerns that rising oil prices would hurt the economy and reduce corporate earnings pressured stocks lower in late-September.

Stocks rallied at the start of the fourth quarter, largely on the basis of a rebound in technology stocks due to an upbeat outlook for third quarter earnings. Higher oil prices and allegations of improprieties in the insurance industry pressured the DJIA to its lowest level of the year in late-October. Lower oil prices reversed the downward trend in stock at the close of October. The election outcome, a rise in consumer confidence and a strong jobs report for

October extended the stock market rally into mid-November, as the DJIA hit a seven month high. Concerns about the falling dollar and a sharp rise in October producer prices temporarily dampened the stock market rally in late-November, but then stocks recovered in early-December on a sharp decline on oil prices. Some favorable economic data, including a strong report on December consumer confidence and a five-month low in new unemployment claims, helped to extend the rally through the end of the year as the DJIA move to a three and one-half year high.

The broader stock market started 2005 in a downward trend, as investors reacted negatively to some disappointing economic data and indications by the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Concerns about slowing profit growth, weaker than expected growth in the fourth quarter of 2004 and the elections in Iraq extended the downward trend through mid-January. After three straight weekly declines, the DJIA edged higher in the last week of January on some upbeat earnings reports and a better than expected consumer confidence index. The positive trend in the broader stock market continued during the first half of February, as the Federal Reserve's quarter point rate increase contained no surprises, oil prices declined and January retail sale beat expectations. Stock prices continued their climb in late February and early March 2005, as positive job creation figures and economic growth data led to a more positive outlook for the reset of the year. This outlook was tempered by the increase in the cost of a barrel of oil to over $53.00 in the first week in March, leading to some uncertainty about the potential impact. As an indication of the general trends in the nation's stock markets over the past year, as of March 4, 2005, the DJIA closed at 10940.6, an increase of 5.6% from December 31, 2003 and an increase of 1.5% year-to-date. As of March 4, 2005, the NASDAQ closed at 2070.6, an increase of 3.4% from December 31, 2003 and a decline of 4.8% year-to-date. The Standard & Poors 500 Index closed at 1222.1 on March 4, 2005, an increase of 9.9% from December 31, 2003 and an increase of 0.8% year-to-date.

The market for thrift stocks has been mixed as well during the past 12 months, but, in general, thrift issues have paralleled trends in the broader market. Thrift issues generally experienced some selling pressure during the first half of March 2004, reflecting profit taking and weakness in the broader stock market. Higher interest rates and weakness in the broader market pressured thrift issues lower in late-March, which was followed by an upward move in thrift prices at the close of the first quarter.

Thrifts stocks generally traded lower at the start of the second quarter of 2004, as a strong employment report for March pushed interest rates higher. Higher interest rates and inflation worries pressured interest rate sensitive issues lower through most of April, with the sell-off sharpening in early-May following another strong employment report for April. Thrift stocks recovered modestly in mid-May as the yield on 10-year Treasury note declined slightly. Acquisition speculation involving the sale of Washington Mutual lifted the thrift sector higher in late-May. Thrift stocks generally retreated during the first half of June, as the yield on the 10-year Treasury note moved to a two-year high on inflation concerns. Following the sharp sell-off, thrift stocks rebounded as a moderate increase in core consumer prices during may and comments by the Federal Reserve Chairman that inflation does not seem likely to be a serious problem eased fears of a sharp rise in inflation. Acquisition activity helped to boost thrift stocks in late-June, but the upward trend was abruptly reversed at the end of June as a significant decline in Washington Mutual's 2004 earnings guidance pulled the broader thrift sector lower.

Thrift stocks responded favorably to the 25 basis point rate increase implemented by the Federal Reserve at the close of the 2004 second quarter, as the Federal Reserve indicated that it would continue to raise the federal funds rate 25 basis points at a time. June employment data which showed weaker than expected job growth also provided support to thrift stocks in early-July. For most of July there was little movement in thrift stocks, as second quarter earnings were generally in line with expectations. A rally in the broader market in late-July provided a boost to thrift stocks as well. Thrift issues traded down with the rest of the market in early-August, although losses in the thrift sector were mild compared to the sell-off experienced in the boarder market as weaker than expected job growth for July pushed interest rates lower. Improved inflation data, lower interest rates and a rally in the broader stock market combined to push the thrift sector higher in mid-August. Thrift stocks sustained a positive trend in late-August, which was fueled by lower interest rates and strength in the broader stock market. The upward trend in thrift prices continued through mid-September, as September employment data matched expectations and inflation remained low. Thrift stocks edged lower at the close of the third quarter, which was largely attributable to weakness in the broader stock market.

Thrift issues also rebounded in conjunction with the broader stock market rally at the start of the fourth quarter. After trading in a narrow range into mid-October, thrift stocks moved lower on some disappointing third quarter earnings and lower guidance on future earnings due to margin compression resulting from a flatter yield curve. The rally in the boarder stock market and the Federal Reserve's indication that inflation risks were well contained fueled gains in the thrift sector during the first half of November. Trading activity in thrift stocks was mixed during late-November, as the rally lost steam on some profit taking and higher than expected inflation data for October. Thrift issues followed the broader market higher in early-December and then declined modestly into a narrow trading range through late-December. The year end rally in the broader stock market provided a slight boost to thrift prices as well.

The market for thrift stocks was mixed at the start of 2005, but, in general, thrift stocks eased lower during January. Fourth quarter earnings for the thrift sector were generally in line with expectations, but concerns about higher interest rates and margin compression hindered thrift stocks throughout most of January. Thrift stocks followed the broader market higher in early-February, but then eased slightly in mid-February and into early March 2005 on concerns about higher interest rates. On March 4, 2005, the SNL Index for all publicly-traded thrifts closed at 1,589.6, an increase of 7.2% from December 31, 2003 and a decline of 1.0% for year-to-date 2005. The SNL MHC Index closed at 2,904.9 on March 4, 2005, an increase of 0.5% from one year ago and a decline of 0.8% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting mutual thrift will result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in the most recent three month period have generally been well received, with most offerings being oversubscribed. As shown in Table 4.2, one full conversion and ten mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the ten recent MHC offerings equaled 85.6%. On average, these recent MHC offerings reflected price appreciation of 11.1% after the first week of trading. However, of the five MHC transactions closed in 2005, three have traded below their initial share prices at some point following the offering and two remained below their initial prices at March 4, 2005. This data suggests the potential cooling of interest in MHC offerings on a go-forward basis.

There are no current pricing multiples of recent fully-converted companies that trade on NASDAQ or an Exchange, as the Royal Financial stock is traded on the OTC Bulletin Board.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on the United Financial stock price of recently completed and pending acquisitions of other savings institutions operating in Massachusetts. As shown in Exhibit IV-4, there were ten Massachusetts thrift acquisitions completed from January 1, 2003 through year-to-date 2005, and there are currently two pending acquisitions of Massachusetts savings institutions. To the extent that acquisition speculation may impact the Company's valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence the United Financial trading price.

* * * * * * * * * * *

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases		Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Royal Financial, Inc.*(1)	IL	1/21/05	RYFL-OTCBB	$ 102	12.63%	0.13%	184%	$ 26.0	100%	132%	4.6%	C\S	0.4%\1.9%	8.0%	4.0%	4.0%	0.00%	76.6%	NM	21.4%	NM	28.3%	NM	$10.00	$11.60	16.0%	$12.60	26.0%	$12.54	25.4%
Averages - Standard Conversions:				$ 102	12.63%	0.13%	184%	$ 26.0	100%	132%	4.6%	N.A.	N.A.	8.0%	4.0%	4.0%	0.00%	76.6%	NM	21.4%	NM	28.3%	NM	$10.00	$11.60	16.0%	$12.60	26.0%	$12.54	25.4%
Medians - Standard Conversions:				$ 102	12.63%	0.13%	184%	$ 26.0	100%	132%	4.6%	N.A.	N.A.	8.0%	4.0%	4.0%	0.00%	76.6%	NM	21.4%	NM	28.3%	NM	$10.00	$11.60	16.0%	$12.60	26.0%	$12.54	25.4%
Second Step Conversions																														
NONE																														
Mutual Holding Company Conversions																														
Kentucky First Federal Bancorp (7)	KY	3/3/05	KFFB-NASDAQ	$ 295	11.03%	0.59%	37%	$ 21.3	25%	132%	6.3%	N.A	N.A	8.7%	7.9%	5.5%	4.00%	91.5%	35.5x	26.4%	0.6%	16.1%	3.6%	$10.00	$10.79	7.9%	$10.74	7.4%	$10.74	7.4%
Kearny Financial Corp.*	NJ	2/24/05	KRNY-NASDAQ	$1,904	15.64%	0.14%	214%	$ 218.2	30%	132%	1.5%	N.A	N.A	8.0%	6.5%	2.6%	0.00%	86.6%	69.2x	28.7%	0.6%	19.0%	2.9%	$10.00	$11.39	13.9%	$11.50	15.0%	$11.69	16.9%
Home Federal Bancorp, Inc. of LA*	LA	1/21/05	HFBL-OTCBB	$ 98	19.39%	0.00%	NM	$ 14.7	40%	105%	4.2%	N.A	N.A	8.0%	4.9%	4.3%	0.00%	72.4%	76.9x	28.3%	0.5%	28.3%	1.6%	$10.00	$9.90	-1.0%	$10.05	0.5%	$9.92	-0.8%
BV Financial, Inc.	MD	1/14/05	BVFL-OTCBB	$ 100	8.10%	0.62%	56%	$ 11.9	45%	132%	5.5%	N.A	N.A	8.7%	4.4%	4.2%	0.00%	88.4%	48.9x	21.7%	0.4%	16.2%	2.3%	$10.00	$9.35	-6.5%	$9.50	-5.0%	$9.93	-0.7%
Georgetown Bancorp, Inc.*	MA	1/6/05	GTWN-OTCBB	$ 143	5.75%	0.73%	86%	$ 12.5	45%	132%	4.9%	N.A	N.A	8.0%	4.4%	6.2%	0.00%	86.8%	72.9x	16.6%	0.2%	12.1%	1.7%	$10.00	$10.20	2.0%	$9.95	-0.5%	$10.05	0.5%
SFSB, Inc.	MD	12/31/04	SFBI-OTCBB	$ 148	7.51%	0.24%	113%	$ 13.4	45%	132%	4.5%	N.A	N.A	8.7%	4.4%	2.6%	0.00%	82.7%	47.0x	17.2%	0.3%	13.9%	2.0%	$10.00	$10.75	7.5%	$9.90	-1.0%	$9.85	-1.5%
Ocean Shore Holding Company*	NJ	12/22/04	OSHC-NASDAQ	$ 515	5.01%	0.00%	NM	$ 38.4	44%	132%	3.7%	C/S	.9%/4.3%	8.6%	4.3%	3.9%	0.00%	88.4%	29.2x	14.9%	0.5%	10.6%	4.9%	$10.00	$12.15	21.5%	$12.20	22.0%	$10.63	6.3%
Lincoln Park Bancorp, Inc.*(1)	PA	12/20/04	LPBC-OTCBB	$ 81	6.54%	0.30%	56%	$ 8.5	46%	132%	7.3%	N.A	N.A	4.0%	4.0%	4.5%	0.00%	87.2%	39.1x	19.1%	0.5%	14.2%	3.4%	$10.00	$11.00	10.0%	$11.25	12.5%	$10.00	0.0%
Abington Comm Bancorp, Inc.*(1)	PA	12/17/04	ABBC-NASDAQ	$ 658	8.50%	0.00%	NM	$ 71.4	45%	132%	2.5%	N.A	N.A	8.0%	4.0%	7.5%	0.00%	83.2%	32.4x	20.0%	0.7%	16.3%	4.0%	$10.00	$13.35	33.5%	$13.30	33.0%	$12.90	29.0%
Home Federal Bancorp, Inc.*	ID	12/7/04	HOME-NASDAQ	$ 519	8.40%	0.15%	400%	$ 60.8	40%	132%	3.1%	C/S	.6%/2.4%	8.0%	4.8%	5.5%	0.00%	88.5%	37.6x	23.5%	0.7%	16.7%	4.1%	$10.00	$12.49	24.9%	$12.68	26.8%	$12.33	23.3%
Averages - Mutual Holding Company Conversions:				$ 446	9.59%	0.28%	137%	$ 47.1	40%	129%	4.3%	NA	NA	7.9%	5.0%	4.7%	0.40%	85.6%	48.9x	21.6%	0.5%	16.3%	3.0%	$10.00	$11.14	11.4%	$11.11	11.1%	$10.80	8.0%
Medians - Mutual Holding Company Conversions:				$ 222	8.25%	0.20%	86%	$ 18.0	44%	132%	4.3%	NA	NA	8.0%	4.4%	4.4%	0.00%	87.0%	43.0x	20.9%	0.5%	16.1%	3.2%	$10.00	$10.90	9.0%	$11.00	10.0%	$10.34	3.4%
Averages - All Conversions:				$ 415	9.86%	0.26%	143%	$45.2	46%	130%	4.4%	NA	NA	7.9%	4.9%	4.6%	0.36%	84.8%	48.9x	21.6%	0.5%	17.4%	3.0%	$10.00	$11.18	11.8%	$11.24	12.4%	$10.96	9.6%
Medians - All Conversions:				$ 148	8.40%	0.15%	99%	$21.3	45%	132%	4.5%	NA	NA	8.0%	4.4%	4.3%	0.00%	86.8%	43.0x	21.4%	0.5%	16.2%	3.2%	$10.00	$11.00	10.0%	$11.25	12.5%	$10.63	6.3%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

March 4, 2005

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The United Financial management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of the United Financial Board of Directors and senior management. The Company has the resources to develop a fairly board management team, given its asset size, and management and the Board have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a federally-insured savings bank operating in the MHC form of ownership, the Bank will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. There was one difference noted between United Financial and one Peer Group company operating under the FDIC regulatory policy. This difference relates to the treatment of dividend waivers (see the discussion above for "Dividends"). Since this factor was already accounted for in the "Dividends" section of this appraisal, no further adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.3
United Financial Bancorp, Inc.
Valuation Adjustments

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by most MHCs that facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes.

Using the per-share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in United Financial as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community's evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale were adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on a tax effected basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.4 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the ten public MHC institutions that form the Peer Group.

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the United Financial to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.4

Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2004

		Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion (4)				Pro Forma Per Share Data (Fully Converted)(4)					Pro Forma(5)	
		Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Share Price ($)	Gross Procds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Public Pct. (%)	Dilu-tion (%)
Publicly-Traded MHC Institutions																				
ALLB	Alliance Bank MHC of PA (20.0)	3,441	688	2,753	0.69	0.69	10.42	10.42	110.95	31.26	92,699	85,975	1,007	0.93	0.93	33.35	33.35	128.03	18.8	-1.2
BCSB	BCSB Bankcorp MHC of MD (36.3)	5,900	2,144	3,756	0.13	0.15	7.41	6.97	131.46	16.00	60,096	51,683	559	0.22	0.24	16.17	15.73	140.22	36.3	0.0
CHEV	Cheviot Fin Cp MHC of OH(45.0)	9,919	4,463	5,456	0.13	0.23	7.86	7.86	27.89	12.25	66,836	57,479	622	0.19	0.29	13.65	13.65	33.68	45.0	0.0
CHFN	Charter Fincl MHC of GA (19.3)	19,599	3,792	15,807	0.48	0.31	14.81	14.51	57.51	35.89	567,313	487,889	5,279	0.75	0.58	39.70	39.40	82.40	19.3	0.0
GCBC	Green Co Bcrp MHC of NY (43.9)	2,057	903	1,154	1.50	1.51	15.40	15.40	139.71	34.90	40,275	34,636	375	1.68	1.69	32.24	32.24	156.55	43.9	0.0
GOV	Gouverneur Bcp MHC of NY(42.6)	2,284	972	1,312	0.38	0.36	8.00	8.00	48.13	14.50	19,024	16,361	177	0.46	0.44	15.16	15.16	55.29	42.6	0.0
JXSB	Jcksnville Bcp MHC of IL(47.5)	1,966	927	1,039	0.45	0.42	10.52	8.99	128.86	16.25	16,884	14,520	157	0.53	0.50	17.91	16.38	136.25	47.2	0.0
ONFC	Oneida Fincl MHC of NY (42.5)	7,525	3,180	4,345	0.44	0.50	7.00	5.23	56.13	13.04	56,659	48,727	527	0.51	0.57	13.48	11.71	62.61	42.3	0.0
PBHC	Pathfinder BC MHC of NY (35.3)	2,450	865	1,585	0.57	0.32	8.91	7.09	123.28	17.89	28,356	24,386	264	0.68	0.43	18.86	17.04	133.23	35.3	0.0
WFD	Westfield Finl MHC of MA(43.8)	9,976	4,368	5,608	0.63	0.58	11.83	11.83	79.88	24.30	136,274	117,196	1,268	0.76	0.71	23.58	23.58	91.63	43.8	0.0

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00
ESOP percent purchase	8.00
Recognition plan percent	4.00

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	2.31
ESOP loan term (years)	10
Recog. plan vesting (yrs)	5
Effective tax rate	34.00

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the United Financial prospectus for the Foundation, reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in the United Financial prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Company's full conversion value were consistent with the assumptions utilized for the minority stock offering, except expenses were assumed to include the sale of all shares by the marketing firm.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Company as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Company will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of March 4, 2005, the pro forma market value of United Financial's full conversion offering, inclusive of the shares to be issued to the Foundation, equaled $153,061,220 at the midpoint, equal to 15,306,122 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled $5,528,000 for the twelve months ended December 31, 2004. In deriving United Financial's core earnings, the adjustment made to reported earnings including eliminating net gains on the sale of investments and loans, which equaled $81,000 for the twelve months ended December 31, 2004. We also eliminated the charter conversion expense incurred in 2004. As shown below, on a tax affected basis, assuming an effective marginal tax rate of 40% for the gains or losses eliminated, the Company's core earnings were determined to equal $5,862,000 for the twelve months ended December 31, 2004. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 4.5
United Financial Bancorp, Inc.
Derivation of Estimated Core Net Income

	Amount ($000)
Net income – Fiscal Year Ended 12/04	$5,528
Deduct: Gains on sale of investments and loans (1)	(81)
Addback: non-recurring charter conversion Expenses	415
Estimated core net income	$5,862

(1) Tax effected at 40%.

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples (fully-converted basis) at the $153.1 million midpoint value equaled 27.93 times and 26.32 times, respectively, which provided for discounts of 2.4% and 10.7% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis) of 28.63 times and 29.47 times, respectively (see Table 4.6). The implied discounts reflected in the Company's pro forma P/E multiples take into consideration the Company's pro forma P/B and P/A ratios.

On an MHC reported basis, the Company's reported and core P/E multiples at the midpoint value of $153.1 million and the indicated minority stock offering equaled 28.22 times and 26.59 times, respectively. The Company's reported and core P/E multiples provided for discounts of 14.1% and 9.2% relative to the Peer Group's average reported and core P/E multiples of 32.85 times and 29.29 times, respectively. The Company's implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are shown in Table 4.7, and the pro forma calculations are detailed in Exhibits IV-10 and Exhibit IV-11.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to the United Financial pro forma book value (fully-converted basis). Based on the $153.1 million midpoint valuation, the United Financial pro forma P/B and P/TB ratios equaled 79.46%. In comparison to the average P/B and P/TB ratios for the Peer Group of 96.21% and 99.88%, these pro forma ratios reflected a discount of 17.4% on a P/B basis and a discount of 20.4% on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments and the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value. Moreover, should the offering close at the supermaximum valuation, the resulting discount under the P/TB approach would narrow to 13.8% and a premium under the core P/E approach would result equal to 18.3%. In light of recent trends in the new issue market, where most recent offerings have closed at the super range maximums and recent aftermarket trades have been relatively muted, we concluded that the

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.6
MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
United Fin. Bancorp, Inc of MA and the Comparables
As of March 4, 2005

	Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
	Price/ Share(1) ($)	Implied Market Val(8) ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
United Fin. Bancorp, Inc of MA																			
Superrange	$10.00	$202.42	$0.27	$11.61	36.99	86.13	21.43	86.13	34.86	$0.00	0.00	0.00	$945	24.88	0.40	0.58	2.33	0.61	2.47
Range Maximum	10.00	176.02	0.31	12.06	32.14	82.89	19.09	82.89	30.29	$0.00	0.00	0.00	922	23.03	0.41	0.59	2.58	0.63	2.74
Range Midpoint	10.00	153.06	0.36	12.58	27.93	79.46	16.96	79.46	26.32	$0.00	0.00	0.00	902	21.35	0.42	0.61	2.85	0.64	3.02
Range Minimum	10.00	130.10	0.42	13.29	23.72	75.25	14.74	75.25	22.36	$0.00	0.00	0.00	883	19.59	0.43	0.62	3.17	0.66	3.37
All Public Companies(7)																			
Averages	21.58	396.54	1.00	13.83	19.50	161.41	17.51	178.22	20.96	0.46	2.12	34.99	2,565	11.00	0.49	0.76	8.02	0.71	6.98
Medians	---	---	---	---	17.12	153.28	15.01	168.37	18.62	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of MA(7)																			
Averages	27.81	220.34	1.35	17.91	19.20	158.24	20.38	160.91	21.01	0.58	2.18	44.76	826	12.96	0.02	0.86	7.92	0.84	7.66
Medians	---	---	---	---	18.49	156.17	15.71	158.14	20.47	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	21.63	155.47	0.64	22.41	28.63	96.21	23.70	99.88	29.47	0.48	2.23	56.82	567	24.89	0.57	0.69	2.95	0.68	2.86
Medians	---	---	---	---	30.66	95.25	23.35	100.46	32.73	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	31.26	114.19	0.93	33.35	33.61	93.73	24.42	93.73	33.61	0.36	1.15	38.71	468	26.05	1.55	0.73	2.80	0.73	2.80
BCSB BCSB Bankcorp MHC of MD (36.3)	16.00	94.40	0.24	16.17	NM	98.95	11.41	101.72	NM	0.50	3.13	NM	627	11.53	0.19	0.16	1.36	0.18	1.49
CHFN Charter Fincl MHC of GA (19.3)	35.89	703.41	0.58	39.70	NM	90.40	43.56	91.09	NM	1.00	2.79	NM	1,615	48.18	0.56	0.95	1.95	0.73	1.51
CHEV Cheviot Fin Cp MHC of OH(45.0)	12.25	121.51	0.29	13.65	NM	89.74	36.37	89.74	NM	0.24	1.96	NM	334	40.53	NA	0.57	1.40	0.86	2.14
GOV Gouverneur Bcp MHC of NY(42.6)	14.50	33.12	0.44	15.16	31.52	95.65	26.23	95.65	32.95	0.28	1.93	63.64	126	27.42	0.43	0.90	3.06	0.86	2.93
GCBC Green Co Bcrp MHC of NY (43.9)	34.90	71.79	1.69	32.24	20.77	108.25	22.29	108.25	20.65	0.88	2.52	52.07	322	20.59	0.11	1.10	5.31	1.10	5.34
JXSB Jcksnville Bcp MHC of IL(47.5)	16.25	31.95	0.50	17.91	30.66	90.73	11.93	99.21	32.50	0.30	1.85	60.00	268	13.14	1.01	0.38	2.99	0.36	2.82
ONFC Oneida Fincl MHC of NY (42.5)	13.04	98.13	0.57	13.48	25.57	96.74	20.83	111.36	22.88	0.40	3.07	70.18	471	21.53	0.14	0.81	3.84	0.90	4.29
PBHC Pathfinder BC MHC of NY (35.3)	17.89	43.83	0.43	18.86	26.31	94.86	13.43	104.99	NM	0.41	2.29	NM	326	14.16	0.88	0.52	3.61	0.33	2.28
WFD Westfield Finl MHC of MA(43.8)	24.30	242.42	0.71	23.58	31.97	103.05	26.52	103.05	34.23	0.40	1.65	56.34	914	25.73	0.27	0.83	3.19	0.78	2.98

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.7
Public Market Pricing
United Fin. Bancorp, Inc of MA and the Comparables
As of March 4, 2005

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
United Fin. Bancorp, Inc of MA																			
Superrange	$10.00	$94.31	$0.27	$6.95	37.52	143.89	23.80	143.89	35.33	$0.00	0.00	0.00	$850	16.54	0.44	0.63	3.84	0.67	4.07
Range Maximum	10.00	82.01	0.31	7.40	32.54	135.08	20.95	135.08	30.64	$0.00	0.00	0.00	840	15.51	0.45	0.64	4.15	0.68	4.41
Range Midpoint	10.00	71.31	0.35	7.92	28.22	126.20	18.42	126.20	26.59	$0.00	0.00	0.00	831	14.59	0.46	0.65	4.47	0.69	4.75
Range Minimum	10.00	60.61	0.42	8.63	23.93	115.89	15.83	115.89	22.55	$0.00	0.00	0.00	822	13.66	0.46	0.66	4.84	0.70	5.14
All Public Companies(7)																			
Averages	21.58	396.54	1.00	13.83	19.50	161.41	17.51	178.22	20.96	0.46	2.12	34.99	2,565	11.00	0.49	0.76	8.02	0.71	6.98
Medians	---	---	---	---	17.12	153.28	15.01	168.37	18.62	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of MA(7)																			
Averages	27.81	220.34	1.35	17.91	19.20	158.24	20.38	160.91	21.01	0.58	2.18	44.76	826	12.96	0.02	0.86	7.92	0.84	7.66
Medians	---	---	---	---	18.49	156.17	15.71	158.14	20.47	---	---	---	---	---	---	---	---	---	---
Comparable Group Averages																			
Averages	21.63	47.03	0.51	10.22	32.85	206.89	28.26	222.85	29.29	0.48	2.23	24.97	473	13.93	0.57	0.64	5.11	0.63	4.86
Medians	---	---	---	---	33.75	203.10	26.58	228.09	26.08	---	---	---	---	---	---	---	---	---	---
State of MA																			
BHL Berkshire Hills Bancorp of MA	35.03	205.77	1.83	22.43	17.87	156.17	15.71	165.31	19.14	0.48	1.37	26.23	1,310	10.06	NA	0.90	9.09	0.84	8.49
BRKL Brookline Bancorp, Inc. of MA	15.64	925.00	0.28	9.89	NM	158.14	54.59	158.14	NM	0.34	2.17	NM	1,694	34.52	0.03	1.10	2.99	1.03	2.79
CEBK Central Bncrp of Somerville MA	28.50	45.29	0.91	24.39	23.95	116.85	8.89	124.02	31.32	0.48	1.68	52.75	509	7.61	0.02	0.38	4.58	0.29	3.51
HIFS Hingham Inst. for Sav. of MA	43.20	89.94	2.77	21.29	15.43	202.91	16.44	202.91	15.60	0.76	1.76	27.44	547	8.10	0.03	1.13	13.66	1.12	13.51
LSBX LSB Corp of No. Andover MA	17.95	77.85	1.38	13.34	16.62	134.56	15.01	134.56	13.01	0.56	3.12	40.58	518	11.16	NA	0.96	8.28	1.22	10.57
MASB MassBank Corp. of Reading MA	37.34	163.62	1.48	25.11	22.23	148.71	16.76	150.20	25.23	1.04	2.79	70.27	976	11.27	0.01	0.74	6.66	0.65	5.87
MFLR Mayflower Co-Op. Bank of MA	17.00	34.88	0.78	8.93	19.10	190.37	15.25	191.23	21.79	0.40	2.35	51.28	229	8.01	NA	0.81	10.15	0.71	8.89
WRO Woronoco Bancorp, Inc. of MA(7)	34.88	133.73	1.31	21.23	NM	164.30	14.56	171.06	26.63	0.81	2.32	61.83	918	8.86	NA	0.30	3.20	0.58	6.25
Comparable Group																			
ALLB Alliance Bank MHC of PA (20.0)	31.26	21.51	0.69	10.42	NM	300.00	28.17	300.00	NM	0.36	1.15	10.43	382	9.39	1.55	0.63	6.72	0.63	6.72
BCSB BCSB Bankcorp MHC of MD (36.3)	16.00	34.30	0.15	7.41	NM	215.92	12.17	229.56	NM	0.50	3.13	NM	776	5.64	0.19	0.10	1.76	0.12	2.03
CHFN Charter Fincl MHC of GA (19.3)	35.89	136.09	0.31	14.81	NM	242.34	62.41	247.35	NM	1.00	2.79	NM	1,127	25.75	0.56	0.89	3.55	0.57	2.29
CHEV Cheviot Fin Cp MHC of OH(45.0)	12.25	54.67	0.23	7.86	NM	155.85	43.92	155.85	NM	0.24	1.96	NM	277	28.18	NA	0.47	1.68	0.83	2.96
GOV Gouverneur Bcp MHC of NY(42.6)	14.50	14.09	0.36	8.00	38.16	181.25	30.13	181.25	NM	0.28	1.93	NM	110	16.62	0.43	0.86	4.84	0.82	4.59
GCBC Green Co Bcrp MHC of NY (43.9)	34.90	31.51	1.51	15.40	23.27	226.62	24.98	226.62	23.11	0.88	2.52	25.58	287	11.02	0.11	1.10	10.14	1.11	10.21
JXSB Jcksnville Bcp MHC of IL(47.5)	16.25	15.06	0.42	10.52	36.11	154.47	12.61	180.76	38.69	0.30	1.85	33.68	253	8.16	1.01	0.34	4.35	0.32	4.06
ONFC Oneida Fincl MHC of NY (42.5)	13.04	41.47	0.50	7.00	29.64	186.29	23.23	249.33	26.08	0.40	3.07	NM	422	12.47	0.14	0.78	6.47	0.88	7.35
PBHC Pathfinder BC MHC of NY (35.3)	17.89	15.47	0.32	8.91	31.39	200.79	14.51	252.33	NM	0.41	2.29	NM	302	7.23	0.88	0.47	6.41	0.26	3.60
WFD Westfield Finl MHC of MA(43.8)	24.30	106.14	0.58	11.83	38.57	205.41	30.42	205.41	NM	0.40	1.65	30.20	797	14.81	0.27	0.79	5.22	0.73	4.81

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

resulting discount and premium under the P/TB and core P/E approaches were appropriate measures of value should the offering indeed oversubscribe.

On an MHC reported basis, the Company's P/B and P/TB ratios at the $153.1 million midpoint value and the indicated minority stock offering equaled 126.20%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 206.89% and 222.85%, respectively, the United Financial ratios were discounted by 39.0% on a P/B basis and 43.4% on a P/TB basis. At the supermaximum valuation of $202.4 million, the Company's P/B and P/TB ratios on an MHC reported basis equaled 143.89%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the supermaximum valuation reflected discounts of 30.5% and 35.4%, respectively.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, the United Financial full conversion value equaled 16.96% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 23.70%, which implies a discount of 28.4% has been applied to the Company's pro forma P/A ratio (fully-converted basis).

On an MHC reported basis, the United Financial pro forma P/A ratio at the $153.1 million midpoint value and the minority stock offering equaled 18.42%. In comparison to the Peer Group's average P/A ratio of 28.26%, the pro forma P/A ratio indicated a discount of 34.9%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The ten recently completed MHC offerings closed at an average price/tangible book ratio of 85.6% (fully-converted basis) and, on average, appreciated 11.1% during the first week of trading. In comparison, the Company's P/TB ratio of 79.46% at the midpoint value reflects an implied discount of 7.2% relative to the average closing P/TB ratio of the recent MHC offerings. At the top of the super range, the Company's P/TB ratio of 86.1% reflected an implied premium of 0.6% relative to the average closing P/TB ratio of the recent MHC offerings. The current average fully-converted P/TB ratio of the five recent MHC offerings which are quoted on NASDAQ, equaled 96.1%, based on closing market prices as of March 4, 2005. In comparison to the current P/TB ratio of these publicly-traded MHC offerings, the Company's P/TB ratio at the midpoint value reflects an implied discount of 17.3% and at the top of the supermaximum valuation the discount narrows to 10.4%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of March 4, 2005, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares issued publicly as well as to the Foundation and the MHC, equaled $153,061,220 at the midpoint, equal to 15,306,122 shares offered at a per share value of $10.00. The valuation conclusion takes into account the dilutive impact of the contribution to the Foundation, with stock equal to 2.00% of the pro forma shares outstanding and the balance of the contribution comprised of $150,000 cash.

Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $130,102,040 and a maximum value of $176,020,400. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 13,010,204 at the minimum and 17,602,040 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $202,423,470 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 20,242,347. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 44.59% ownership interest, excluding the shares issued to the Foundation. Accordingly, the offering to the public of the minority stock will equal $58,012,500 at the minimum, $68,250,000 at the midpoint, $78,487,500 at the maximum and $90,260,630 at the supermaximum of the valuation range. Based on the public offering range and inclusive of the shares issued to the Foundation, equal to 2% of the total shares to be outstanding, the public ownership of shares will represent 46.59% of the shares issued throughout the valuation range The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.6 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.7 and are detailed in Exhibits IV-10 and IV-11.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
United Financial Bancorp, Inc.
Map of Office Locations

EXHIBIT I-2
United Financial Bancorp, Inc.
Audited Financial Statements
[Incorporated by Reference]

EXHIBIT I-3
United Financial Bancorp, Inc.
Key Operating Ratios

	At or For the Years Ended December 31,				
	2004	2003	2002	2001	2000
Selected Financial Ratios and Other Data:					
Performance Ratios(3):					
Return on average assets	0.73%	0.86%	0.84%	0.85%	0.74%
Return on average equity	9.26	10.72	10.47	10.81	9.67
Average equity to average interest-earning assets	8.18	8.47	8.38	8.27	8.00
Equity to total assets at end of period(3)	8.06	7.74	8.44	7.81	7.40
Interest rate spread (4)	3.06	3.17	3.24	3.11	3.12
Net interest margin (5)	3.37	3.46	3.65	3.67	3.70
Average interest-earning assets to average interest-bearing liabilities	118.30	116.42	116.77	116.02	115.26
Total noninterest expense to average total assets	2.53	2.61	2.75	2.77	2.68
Efficiency ratio (6)	63.80%	63.75%	65.71%	64.72%	62.90%
Regulatory Capital Ratios(3):					
Core capital	8.11%	7.76%	8.25%	7.80%	7.52%
Tangible capital	8.11	7.76	8.25	7.80	7.52
Risk-based capital	12.76%	13.43%	13.40%	12.75%	12.31%
Asset Quality Ratios(3):					
Non-performing assets as a percent of total assets(2)	0.49%	0.25%	0.17%	0.23%	0.58%
Non-performing loans as a percent of total loans(2)	0.66	0.36	0.21	0.29	0.73
Allowance for loan losses as a percent of total loans	1.00	1.01	1.05	1.03	1.04
Allowance for loan losses as a percent of non-performing loans(2)	151.96%	279.03%	507.63%	358.04%	142.66%
Number of full service customer facilities	11	11	11	10	10

(1) The allowance for loan losses at December 31, 2004, 2003, 2002, 2001 and 2000 was $5.8 million, $5.1 million, $5.0 million, $4.7 million and $4.5 million, respectively.

(2) Non-performing assets consist of non-performing loans and foreclosed real estate owned ("REO"). Non-performing loans consist of non-accrual and accruing loans 90 days or more overdue, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed-in-lieu of foreclosure.

(3) Asset Quality Ratios and Regulatory Capital Ratios and the "equity to total assets" ratio are end of period ratios. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(4) The interest rate spread represents the difference between weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.

(5) The net interest margin represents net interest income as a percent of average interest-earning assets.

(6) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

Source: United Financial Bancorp, Inc.'s prospectus.

EXHIBIT I-4
United Financial Bancorp, Inc.
Investment Portfolio Composition

	At December 31,					
	2004		2003		2002	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Investment securities available-for-sale:						
U.S. Government and federal agency obligations	$ 35,415	$ 35,085	$ 56,526	$ 56,462	$ 22,165	$ 22,271
Mortgage-backed securities	102,209	101,679	124,660	123,773	59,574	60,889
Corporate debt obligations	15,094	15,291	15,764	16,337	13,163	13,718
Mutual funds	—	—	—	—	124	124
Equity securities	293	275	394	393	493	503
Total available-for-sale	$ 153,011	$ 152,329	$ 197,344	$ 196,965	$ 95,519	$ 97,505
Investment securities held-to-maturity:						
Industrial revenue bonds	$ 1,421	$ 1,421	$ 1,498	$ 1,498	$ 524	$ 524
Municipal bonds	1,078	1,077	677	677	213	210
Total held-to-maturity	$ 2,499	$ 2,498	$ 2,175	$ 2,175	$ 737	$ 734

Source: United Financial Bancorp, Inc.'s prospectus.

EXHIBIT I-5
United Financial Bancorp, Inc.
Yields and Costs

	At December 31, 2004	Years Ended December 31,								
		2004			2003			2002		
	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
					(Dollars in thousands)					
Interest-earning assets:										
Loans	5.67%	$538,571	$ 29,945	5.56%	$487,579	$ 29,093	5.97%	$468,076	$ 31,504	6.73%
Investment securities	4.00	179,036	6,582	3.68	141,554	4,716	3.33	93,570	4,242	4.53
Other interest-earning assets	2.57	14,784	268	1.82	21,881	318	1.45	30,920	599	1.94
Total interest-earning assets	5.20	732,371	36,795	5.02	651,015	34,127	5.24	592,567	36,345	6.13
Noninterest-earning assets		27,040			31,188			25,024		
Total assets		$759,410			$682,202			$617,591		
Interest-bearing liabilities:										
Savings accounts	0.64	$ 93,900	596	0.63	$ 85,570	737	0.86	$ 72,339	1,285	1.78
Money market/NOW accounts	1.20	187,664	1,900	1.01	186,118	1,939	1.04	170,789	3,356	1.96
Certificates of deposit	2.72	245,395	6,496	2.65	223,463	6,581	2.95	219,320	7,766	3.54
Total interest-bearing [illegible]eposits	1.81	526,959	8,992	1.71	495,151	9,257	1.87	462,448	12,407	2.68
[illegible] advances	3.53	85,413	2,960	3.47	57,675	2,151	3.73	39,915	2,135	5.35
[illegible]er interest-bearing liabilities	2.70	6,732	196	2.91	6,363	175	2.75	5,081	161	3.17
Total interest-bearing liabilities	2.05	619,104	12,148	1.95	559,189	11,583	2.07	507,444	14,703	2.90
Noninterest-bearing liabilities		80,525			67,973			60,576		
Total liabilities		699,629			627,162			568,020		
Stockholder's equity		59,781			55,040			49,571		
Total liabilities and retained earnings		$759,410			$682,202			$617,591		
Net interest income			$ 24,647			$ 22,544			$ 21,642	
Interest rate spread[1]	3.14%			3.06%			3.17%			3.24%
Net interest-earning assets[2]		$ 113,267			$ 91,826			$ 85,123		
Net interest margin[3]	3.48%			3.37%			3.46%			3.65%
Average interest-earning assets to average interest-bearing liabilities	118.62%			118.30%			116.42%			116.77%

(1) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.

Source: United Financial Bancorp, Inc.'s prospectus.

EXHIBIT I-6
United Financial Bancorp, Inc.
Loan Loss Allowance Activity

	At or For the Years Ended December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Balance at beginning of period	$ 5,095	$ 4,924	$ 4,701	$ 4,521	$ 4,113
Charge-offs:					
Residential mortgages(1)	—	—	11	16	32
Commercial mortgages	—	—	46	160	18
Construction	—	—	—	—	—
Commercial and industrial	502	116	144	225	81
Automobile	46	44	59	36	30
Other consumer	11	2	6	13	33
Total charge-offs	559	162	266	450	194
Recoveries:					
Residential mortgages(1)	—	—	1	—	7
Commercial mortgages	175	24	3	—	25
Construction	—	—	—	—	—
Commercial and industrial	32	5	54	7	15
Automobile	21	—	15	2	12
Other consumer	3	10	18	7	8
Total recoveries	231	39	91	16	67
Net (charge-offs) recoveries	(328)	(123)	(175)	(434)	(127)
Provision for loan losses	983	294	398	614	535
Balance at end of year	$ 5,750	$ 5,095	$ 4,924	$ 4,701	$ 4,521
Ratios:					
Net charge-offs to average loans outstanding	0.06%	0.03%	0.04%	0.10%	0.03%
Allowance for loan losses to non-performing loans at end of period	151.96%	279.03	507.63	358.04	142.66
Allowance for loan losses to total loans at end of period	1.00%	1.02	1.05	1.03	1.04

(1) Includes one- to four-family loans and home equity loans and lines of credit.

Source: United Financial Bancorp, Inc.'s prospectus.

EXHIBIT I-7
United Financial Bancorp, Inc.
NPV Table

Change in Interest Rates (basis points) (1)	Estimated NPV (2)	Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets (3)	
		Amount	Percent	NPV Ratio (4)	Increase (Decrease) (basis points)
	(Dollars in thousands)				
+300	$ 55,911	$ (32,300)	(37)%	7.40%	(361)
+200	67,328	(20,883)	(24)	8.73	(228)
+100	78,545	(9,666)	(11)	9.99	(103)
0	88,211	—	—	11.02	—
-100	92,231	4,020	5	11.39	37

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) NPV Ratio represents NPV divided by the present value of assets.

Source: United Financial Bancorp, Inc.'s prospectus.

EXHIBIT I-8
United Financial Bancorp, Inc.
Fixed Rate and Adjustable Rate Loans

	Due After December 31, 2005		
	Fixed	Adjustable	Total
		(In thousands)	
Residential real estate(1)	$ 238,845	$ 78,268	$ 317,713
Commercial real estate	52,463	78,457	130,920
Construction	12,806	2,532	15,338
Commercial and industrial	11,241	13,710	24,951
Consumer and other	12,015	—	12,015
Total loans	$ 327,370	$ 172,967	$ 500,337

(1) Includes one-to four-family loans and home equity loans and lines of credit.

Source: United Financial Bancorp, Inc.'s prospectus.

EXHIBIT I-9
United Financial Bancorp, Inc.
Loan Portfolio Composition

	At December 31,									
	2004		2003		2002		2001		2000	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in thousands)					
Types of Loans:										
Mortgage loans:										
Residential (1)	$ 330,835	57.63%	$ 296,955	59.23%	$ 273,200	58.44%	$ 266,063	58.52%	$ 252,592	57.91%
Commercial	137,788	24.00	117,766	23.49	113,674	24.32	106,282	23.37	105,826	24.26
Construction	29,835	5.20	26,625	5.31	18,091	3.87	19,919	4.38	14,796	3.39
Commercial and industrial	56,291	9.81	37,863	7.55	34,344	7.35	29,957	6.59	30,581	7.01
Automobile	17,460	3.04	20,943	4.18	27,001	5.78	31,213	6.86	30,813	7.06
Other consumer	1,861	0.32	1,169	0.23	1,194	0.26	1,249	0.27	1,595	0.37
Total loans receivable	$ 574,070	100.00%	$ 501,321	100.00%	$ 467,504	100.00%	$ 454,683	100.00%	$ 436,203	100.00%
Other items:										
Net deferred loan costs (fees)	923		852		802		645		488	
Allowance for loan losses	(5,750)		(5,095)		(4,924)		(4,701)		(4,521)	
Total loans receivable, net	$ 569,243		$ 497,078		$ 463,382		$ 450,627		$ 432,170	

(1) Includes one-to four-family loans and home equity loans and lines of credit.

Source: United Financial Bancorp, Inc.'s prospectus.

EXHIBIT I-10
United Financial Bancorp, Inc.
Contractual Maturity By Loan Type

	Residential(1)		Commercial Real Estate		Construction		Commercial and Industrial		Consumer and Other		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)											
Due During the Years Ending December 31,												
2005	$ 13,722	5.69%	$ 6,868	6.07%	$ 14,497	6.41%	$ 31,340	6.27%	$ 7,306	5.75%	$ 73,733	6.12%
2006	13,787	5.67	7,020	6.04	395	6.50	4,718	6.39	5,293	5.26	31,213	5.80
2007	14,671	5.60	7,221	6.06	873	5.85	4,058	5.83	3,554	4.93	30,377	5.67
2008 to 2009	29,898	5.55	15,206	6.06	—	—	4,838	5.81	2,713	4.66	52,655	5.68
2010 to 2014	73,464	5.51	37,627	6.09	1,265	6.25	2,914	6.03	101	8.10	115,371	5.72
2015 to 2019	49,599	5.50	27,986	6.05	1,465	5.43	664	5.78	148	8.13	79,862	5.70
2019 and beyond	135,694	5.47	35,860	5.67	11,340	5.46	7,759	5.60	206	7.36	190,859	5.51
Total	$ 330,835	5.51%	$ 137,788	5.96%	$ 29,835	5.98%	$ 56,291	6.10%	$ 19,321	5.36%	574,070	5.70%
Deferred loan costs											923	
Allowance for loan losses											(5,750)	
Loans, net											$ 569,243	

(1) Includes one-to four-family loans and home equity loans and lines of credit.

Source: United Financial Bancorp, Inc.'s prospectus.

EXHIBIT I-11

United Financial Bancorp, Inc.

Loan Originations, Purchases and Sales

	Years Ended December 31,		
	2004	2003	2002
		(In thousands)	
Total loans at beginning of period	$ 501,321	$ 467,504	$ 454,683
Loan originations:			
Residential(1)	107,844	141,425	133,026
Commercial mortgage	55,553	24,108	32,446
Construction	51,841	48,185	31,025
Commercial and industrial	67,087	56,519	55,318
Automobile	8,606	8,942	13,560
Other consumer	1,314	1,800	1,804
Total loans originated	292,245	280,979	267,179
Sales and loan principal repayments:			
Deduct:			
Principal repayments	214,713	236,337	220,840
Loan sales	5,218	10,611	33,868
Decrease (increase) due to other items	(434)	214	(350)
Net loan activity	72,749	33,817	12,821
Total loans at end of period	$ 574,070	$ 501,321	$ 467,504

(1) Includes one-to four-family loans and home equity loans and lines of credit.

Source: United Financial Bancorp, Inc.'s prospectus.

EXHIBIT I-12
United Financial Bancorp, Inc.
Non-Performing Assets

	At December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Non-accrual loans:					
Residential mortgages(1)	$ 1,383	$ 772	$ 132	$ 25	$ 246
Commercial mortgages	1,376	455	363	631	2,204
Construction	—	—	—	—	—
Commercial and industrial	1,025	599	475	100	441
Automobile	—	—	—	—	8
Other consumer	—	—	—	—	—
Total non-accrual loans	$ 3,784	$ 1,826	$ 970	$ 756	$ 2,899
Accruing loans 90 days or more past due:					
Residential mortgages(1)	$ —	$ —	$ —	$ 68	$ 110
Commercial mortgages	—	—	—	463	160
Construction	—	—	—	—	—
Commercial and industrial	—	—	—	25	—
Automobile	—	—	—	1	—
Other consumer	—	—	—	—	—
Total loans 90 days or more past due	$ —	$ —	$ —	$ 557	$ 270
Total non-performing loans	3,784	$ 1,826	$ 970	1,313	3,169
Real estate owned	—	39	66	45	—
Other non-performing assets	—	—	—	—	—
Total non-performing assets	$ 3,784	$ 1,865	$ 1,036	$ 1,358	$ 3,169
Ratios:					
Total non-performing loans to total loans	0.66%	0.36%	0.21%	0.29%	0.73%
Total non-performing loans to total assets	0.49	0.25	0.16	0.22	0.58
Total non-performing assets to total assets	0.49	0.25	0.17	0.23	0.58

(1) Includes one-to four-family loans and home equity loans and lines of credit.

Source: United Financial Bancorp, Inc.'s prospectus.

EXHIBIT I-13
United Financial Bancorp, Inc.
Deposit Composition

	At December 31,								
	2004			2003			2002		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)								
Deposit type:									
Non-interest bearing demand accounts	$ 99,856	16.27%	—%	$ 86,834	14.60%	—%	$ 75,831	14.21%	—%
NOW accounts	26,853	4.38	0.25	24,853	4.18	0.25	23,543	4.41	0.25
Money market accounts	139,754	22.77	1.48	141,374	23.77	1.12	140,447	26.32	1.51
Regular savings accounts	94,040	15.33	0.65	88,344	14.85	0.64	77,742	14.57	1.24
Retirement accounts	48,496	7.90	2.71	48,942	8.23	2.93	45,630	8.55	3.55
Certificates of deposit	204,673	33.35	2.70	204,402	34.37	2.66	170,511	31.95	3.15
Total deposits	$ 613,672	100.00%	1.57%	$ 594,748	100.00%	1.53%	$ 533,704	100.00%	1.91%

Source: United Financial Bancorp, Inc.'s prospectus.

EXHIBIT I-14
United Financial Bancorp, Inc.
CD Portfolio Rate and Maturity Schedule

Interest Rate	One year or less	Over one year to two years	Over two years to three years	Over three years to four years	Over four years to five years	Total	Percentage of total certificate accounts
Less than 2%	$ 69,408	$ 8,780	$ 120	$ 3	$ —	$ 78,312	31.16%
2.00% - 2.99%	89,705	9,033	1,977	761	—	101,476	40.38
3.00% - 3.99%	3,459	384	2,005	12,977	10,610	29,436	11.71
4.00% - 4.99%	497	6,769	13,948	413	1,250	22,878	9.10
5.00% - 5.99%	92	—	19,099	—	—	19,192	7.64
6.00% - 6.99%	—	—	—	—	—	—	—
Total	$ 163,162	$ 24,966	$ 37,150	$ 14,154	$ 11,861	$ 251,293	100.00%

Source: United Financial Bancorp, Inc.'s prospectus.

EXHIBIT I-15
United Financial Bancorp, Inc.
Borrowing Activity

	At or For the Years Ended December 31,		
	2004	2003	2002
	(Dollars in thousands)		
Balance at end of period	$ 86,694	$ 76,820	$ 29,889
Average balance during period	$ 85,413	$ 57,675	$ 39,915
Maximum outstanding at any month end	$ 99,699	$ 77,972	$ 48,944
Weighted average interest rate at end of period	3.53%	3.37%	4.74%
Average interest rate during period	3.47%	3.73%	5.35%

Source: United Financial Bancorp, Inc.'s prospectus.

EXHIBIT II-1
Description of Office Facilities

Location	Leased or Owned	Year Acquired or Leased	Square Footage	Net Book Value of Real Property (In thousands)
Main Office:				
95 Elm Street West Springfield, MA 01089	Owned	1999	46,147	1,724
Full Service Branches:				
115 State Street Springfield, MA 01103	Leased	(1)	2,028	—
1077 St. James Avenue Springfield, MA 01104	Owned	2003	8,354	915
459 Main Street Indian Orchard, MA 01151	Leased	(2)	2,000	—
528-530 Center Street Ludlow, MA 01056	Owned	2002	3,000	1,098
1930 Wilbraham Road Springfield, MA 01129	Owned	2001	2,304	803
670 Bliss Road Longmeadow, MA 01106	Leased	(3)	1,652	30
1325 Springfield Street Feeding Hills, MA 01030	Leased	(4)	2,400	8
10 Elm Street Westfield, MA 01085	Owned	1981	8,500	145
14 Russell Road Huntington, MA 01050	Owned	2001	720	160
1830 Northampton Street Holyoke, MA 01040	Owned	1994	6,409	667
Other:				
333 Elm Street West Springfield, MA 01089	Leased	(5)	615	—
33 Westfield Street West Springfield, MA 01089	Owned	(6)	1,720	1,161

(1) United Bank has a lease for a five year period expiring in June 2005 with a renewal option for five additional years.
(2) United Bank has a lease for a five year period expiring in May 2008 with two five-year renewal options.
(3) United Bank has a lease for a five year period expiring in September 2006 with a renewal option for five additional years.
(4) United Bank has a lease for a five year period expiring in September 2005 with two five-year renewal options.
(5) United Bank has a lease on a month-to-month basis. This office is a drive-up facility only.
(6) This financial services facility offers insurance and investment products and financial planning services.

Source: United Financial Bancorp, Inc.'s prospectus.

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:					
As of March 4, 2005		5.50%	2.75%	3.23%	4.38%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT II-3

Demographic Data in the Primary Market Area

Demographic Totals by State: United States

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	281,421,906	292,936,668	307,115,866	4.09	4.84
0-14 Age Group (%):	21	21	20	0.87	1.19
15-34 Age Group (%):	28	28	27	2.96	3.67
35-54 Age Group (%):	29	29	29	3.87	3.08
55+ Age Group (%):	21	22	24	9.19	12.07
Total Households:	105,480,101	109,949,228	115,473,567	4.24	5.02
$0-24K Households (%):	29	26	23	-5.71	-7.50
$25-50K Households (%):	29	28	26	-1.77	-1.44
$50K+ Households (%):	42	46	51	15.09	15.88
Average Household Income:	56,644	63,301	71,731	11.75	13.32
Median Household Income:	42,729	46,475	51,597	8.77	11.02
Per Capita Income:	21,587	24,092	27,309	11.60	13.35

Demographic Totals by State: Massachusetts

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	6,349,097	6,447,064	6,544,591	1.54	1.51
0-14 Age Group (%):	20	19	18	-4.44	-2.32
15-34 Age Group (%):	28	27	27	0.00	0.16
35-54 Age Group (%):	31	31	30	2.76	-0.14
55+ Age Group (%):	22	23	25	7.14	8.32
Total Households:	2,443,580	2,495,437	2,551,082	2.12	2.23
$0-24K Households (%):	25	22	19	-7.54	-10.85
$25-50K Households (%):	25	22	20	-7.81	-7.47
$50K+ Households (%):	51	55	60	11.61	11.43
Average Household Income:	66,365	76,076	88,015	14.63	15.69
Median Household Income:	50,707	57,033	64,912	12.48	13.81
Per Capita Income:	25,952	29,837	34,701	14.97	16.30

Demographic Totals by County: Hampden, MA

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	456,228	460,013	462,969	0.83	0.64
0-14 Age Group (%):	22	20	19	-6.17	-2.98
15-34 Age Group (%):	26	27	26	2.66	-0.64
35-54 Age Group (%):	29	29	29	1.46	-1.00
55+ Age Group (%):	23	24	25	4.50	7.14
Total Households:	175,288	177,971	180,658	1.53	1.51
$0-24K Households (%):	32	30	27	-5.72	-8.34
$25-50K Households (%):	28	27	25	-3.75	-4.26
$50K+ Households (%):	39	43	47	11.04	12.01
Average Household Income:	49,777	55,067	61,822	10.63	12.27
Median Household Income:	39,914	42,946	47,418	7.60	10.41
Per Capita Income:	19,541	21,661	24,471	10.85	12.97

Demographic Totals by County: Hampshire, MA

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	152,251	154,291	156,242	1.34	1.26
0-14 Age Group (%):	16	14	14	-7.89	-2.71
15-34 Age Group (%):	35	35	34	0.40	-0.50
35-54 Age Group (%):	30	30	29	1.39	0.08
55+ Age Group (%):	20	21	23	10.40	8.43
Total Households:	55,991	57,739	59,729	3.12	3.45
$0-24K Households (%):	25	23	20	-7.07	-9.50
$25-50K Households (%):	29	26	24	-5.36	-4.41
$50K+ Households (%):	46	51	56	14.18	13.32
Average Household Income:	56,996	63,980	73,111	12.25	14.27
Median Household Income:	46,290	51,048	57,388	10.28	12.42
Per Capita Income:	21,685	24,655	28,633	13.70	16.13

EXHIBIT II-4
Economic Trends in the Primary Market Area

Massachusetts state total [25000]

Item	2002
Place of residence profile	
Personal income (thousands of dollars)	250,993,700
Derivation of personal income	
Net earnings 1/	173,362,910
Personal current transfer receipts	33,634,756
Income maintenance 2/	2,396,001
Unemployment insurance benefit payments	2,535,690
Retirement and other	28,703,065
Dividends, interest, and rent	43,996,034
Population (persons) 3/	6,421,800
Per capita incomes (dollars) 4/	
Per capita personal income	39,085
Per capita net earnings	26,996
Per capita personal current transfer receipts	5,238
Per capita income maintenance	373
Per capita unemployment insurance benefits	395
Per capita retirement and other	4,470
Per capita dividends, interest, and rent	6,851
Place of work profile	
Earnings by place of work ($000)	199,297,048
Wage and salary disbursements	149,877,422
Supplements to wages and salaries	28,785,869
Employer contrib. for employee pens.& insur. funds	18,439,957
Employer contrib. for government social insurance	10,345,912
Proprietors' income	20,633,757
Nonfarm proprietors' income	20,638,704
Farm proprietors' income	-4,947
Total full-time and part-time employment	4,092,192
Wage and salary jobs	3,416,774
Number of proprietors	675,418
Number of nonfarm proprietors 5/	669,752
Number of farm proprietors	5,666
Average earnings per job (dollars)	48,702
Average wage and salary disbursements	43,865
Average nonfarm proprietors' income	30,815

See footnotes at end of table.

Hampden, Massachusetts [25013]

Item	1998	1999	2000	2001
Place of residence profile				
Personal income (thousands of dollars)	11,355,801	11,753,716	12,569,257	13,017,421
Derivation of personal income				
Net earnings 1/	7,085,155	7,468,320	7,959,751	8,233,946
Personal current transfer receipts	2,413,223	2,496,617	2,649,708	2,891,820
Income maintenance 2/	260,257	269,071	277,964	289,970
Unemployment insurance benefit payments	58,365	63,493	62,460	97,031
Retirement and other	2,094,601	2,164,053	2,309,284	2,504,819
Dividends, interest, and rent	1,857,423	1,788,779	1,959,798	1,891,655
Population (persons) 3/	454,758	455,391	456,487	456,669
Per capita incomes (dollars) 4/				
Per capita personal income	24,971	25,810	27,535	28,505
Per capita net earnings	15,580	16,400	17,437	18,030
Per capita personal current transfer receipts	5,307	5,482	5,805	6,332
Per capita income maintenance	572	591	609	635
Per capita unemployment insurance benefits	128	139	137	212
Per capita retirement and other	4,606	4,752	5,059	5,485
Per capita dividends, interest, and rent	4,084	3,928	4,293	4,142
Place of work profile				
Earnings by place of work ($000)	7,963,818	8,356,981	8,922,243	9,250,111
Wage and salary disbursements	6,122,596	6,454,006	6,908,530	7,161,018
Supplements to wages and salaries	1,230,190	1,299,413	1,396,466	1,428,131
Employer contrib. for employee pens.& insur. funds	813,178	864,587	934,441	951,622
Employer contrib. for government social insurance	417,012	434,826	462,025	476,509
Proprietors' income	611,032	603,562	617,247	660,962
Nonfarm proprietors' income	610,053	602,487	616,470	661,947
Farm proprietors' income	979	1,075	777	-985
Total full-time and part-time employment	239,939	244,274	250,611	251,930
Wage and salary jobs	208,769	212,372	217,478	217,699
Number of proprietors	31,170	31,902	33,133	34,231
Number of nonfarm proprietors 5/	30,743	31,470	32,700	33,809
Number of farm proprietors	427	432	433	422
Average earnings per job (dollars)	33,191	34,212	35,602	36,717
Average wage and salary disbursements	29,327	30,390	31,767	32,894
Average nonfarm proprietors' income	19,844	19,145	18,852	19,579

See footnotes at end of table.

REGIONAL ECONOMIC PROFILE

Hampshire, Massachusetts [25015]

Item	1998	1999	2000	2001	2002
Place of residence profile					
Personal income (thousands of dollars)	3,789,750	3,864,311	4,174,408	4,302,359	4,461,057
Derivation of personal income					
Net earnings 1/	2,623,312	2,689,103	2,905,398	2,968,876	3,072,950
Personal current transfer receipts	423,965	437,350	463,064	506,489	554,763
Income maintenance 2/	25,429	26,105	26,569	27,717	30,327
Unemployment insurance benefit payments	15,035	15,825	14,655	22,590	38,937
Retirement and other	383,501	395,420	421,840	456,182	485,499
Dividends, interest, and rent	742,473	737,858	805,946	826,994	833,344
Population (persons) 3/	151,051	151,756	152,462	152,011	153,692
Per capita incomes (dollars) 4/					
Per capita personal income	25,089	25,464	27,380	28,303	29,026
Per capita net earnings	17,367	17,720	19,057	19,531	19,994
Per capita personal current transfer receipts	2,807	2,882	3,037	3,332	3,610
Per capita income maintenance	168	172	174	182	197
Per capita unemployment insurance benefits	100	104	96	149	253
Per capita retirement and other	2,539	2,606	2,767	3,001	3,159
Per capita dividends, interest, and rent	4,915	4,862	5,286	5,440	5,422
Place of work profile					
Earnings by place of work ($000)	2,229,114	2,271,702	2,396,703	2,454,310	2,581,266
Wage and salary disbursements	1,628,209	1,696,399	1,764,665	1,841,871	1,939,351
Supplements to wages and salaries	315,890	328,042	344,290	350,111	371,351
Employer contrib. for employee pens.& insur. funds	220,861	231,550	243,685	244,878	261,447
Employer contrib. for government social insurance	95,029	96,492	100,605	105,233	109,904
Proprietors' income	285,015	247,261	287,748	262,328	270,564
Nonfarm proprietors' income	281,025	242,920	279,766	259,017	268,519
Farm proprietors' income	3,990	4,341	7,982	3,311	2,045
Total full-time and part-time employment	78,480	79,610	80,554	83,164	83,427
Wage and salary jobs	62,774	64,115	64,521	65,142	64,673
Number of proprietors	15,706	15,495	16,033	18,022	18,754
Number of nonfarm proprietors 5/	15,116	14,899	15,435	17,438	18,170
Number of farm proprietors	590	596	598	584	584
Average earnings per job (dollars)	28,404	28,535	29,753	29,512	30,940
Average wage and salary disbursements	25,938	26,459	27,350	28,275	29,987
Average nonfarm proprietors' income	18,591	16,304	18,125	14,854	14,778

See footnotes at end of table.

Footnotes for Table CA30
Regional Economic Profiles

1/ Total earnings less contributions for government social insurance adjusted to place of residence.

2/ Consists largely of supplemental security income payments, family assistance, general assistance payments, food stamp payments, and other assistance payments, including emergency assistance.

3/ Census Bureau midyear population estimates. Estimates for 2000-2002 reflect county population estimates available as of April 2004.

4/ Type of income divided by population yields a per capita measure for that type of income.

5/ Excludes limited partners.

6/ Cibola, NM was separated from Valencia in June 1981, but in these estimates Valencia includes Cibola through the end of 1981.

7/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

8/ Estimates for 1979 forward reflect Alaska Census Areas as defined by the Census Bureau; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

9/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

10/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

(L) Less than $50,000 or less than 10 jobs, as appropriate, but the estimates for this item are included in the totals.

(N) Data not available for this year.

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Massachusetts state total [25000]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	3,744,074	3,832,709	3,917,356	3,988,554	4,096,551
By type					
Wage and salary employment	3,184,837	3,260,546	3,339,227	3,405,839	3,490,278
Proprietors employment	559,237	572,163	578,129	582,715	606,273
Farm proprietors employment	5,592	5,636	5,725	5,788	5,804
Nonfarm proprietors employment 2/	553,645	566,527	572,404	576,927	600,469
By industry					
Farm employment	10,870	10,650	10,648	10,682	10,920
Nonfarm employment	3,733,204	3,822,059	3,906,708	3,977,872	4,085,631
Private employment	3,301,913	3,387,940	3,466,717	3,530,461	3,631,015
Agricultural services, forestry, fishing & other 3/	34,655	35,953	35,931	39,018	40,552
Mining	2,115	2,261	2,301	2,429	2,338
Construction	164,128	173,354	182,382	194,570	204,504
Manufacturing	460,928	462,112	462,013	446,202	449,860
Transportation and public utilities	149,870	153,253	157,761	159,967	164,391
Wholesale trade	177,937	181,411	186,944	188,538	189,576
Retail trade	597,558	606,836	614,049	629,070	638,390
Finance, insurance, and real estate	303,022	310,173	328,032	334,720	348,454
Services	1,411,700	1,462,587	1,497,304	1,535,947	1,592,950
Government and government enterprises	431,291	434,119	439,991	447,411	454,616
Federal, civilian	55,222	54,859	54,611	55,266	56,819
Military	27,087	25,477	24,370	23,618	23,428
State and local	348,982	353,783	361,010	368,527	374,369
State government	114,712	116,203	119,961	120,532	121,470
Local government	234,270	237,580	241,049	247,995	252,899

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Massachusetts state total [25000]

Item	2001	2002
Employment by place of work		
Total employment	4,132,208	4,092,192
By type		
Wage and salary employment	3,490,788	3,416,774
Proprietors employment	641,420	675,418
Farm proprietors employment	5,665	5,666
Nonfarm proprietors employment 2/	635,755	669,752
By industry		
Farm employment	10,839	10,929
Nonfarm employment	4,121,369	4,081,263
Private employment	3,664,310	3,629,051
Forestry, fishing, related activities, and other 3/	13,721	14,090
Mining	2,570	2,645
Utilities	12,612	11,697
Construction	219,076	222,711
Manufacturing	401,175	359,420
Wholesale trade	152,102	146,700
Retail Trade	417,056	415,705
Transportation and warehousing	107,202	103,665
Information	122,794	111,772
Finance and insurance	233,898	233,737
Real estate and rental and leasing	120,041	139,190
Professional and technical services	371,640	356,479
Management of companies and enterprises	72,981	73,214
Administrative and waste services	211,415	201,448
Educational services	185,440	189,905
Health care and social assistance	486,212	498,999
Arts, entertainment, and recreation	85,589	89,668
Accommodation and food services	251,850	256,035
Other services, except public administration	196,936	201,971
Government and government enterprises	457,059	452,212
Federal, civilian	53,120	51,524
Military	21,488	19,064
State and local	382,451	381,624
State government	125,251	120,695
Local government	257,200	260,929

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Hampden, Massachusetts [25013]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	233,747	236,699	239,939	244,274	250,611
By type					
Wage and salary employment	202,394	205,865	208,769	212,372	217,478
Proprietors employment	31,353	30,834	31,170	31,902	33,133
Farm proprietors employment	420	420	427	432	433
Nonfarm proprietors employment 2/	30,933	30,414	30,743	31,470	32,700
By industry					
Farm employment	909	859	850	872	861
Nonfarm employment	232,838	235,840	239,089	243,402	249,750
Private employment	199,443	202,634	205,473	208,645	213,683
Agricultural services, forestry, fishing & other 3/	1,653	1,720	1,754	2,075	2,088
Mining	124	125	127	133	120
Construction	9,856	9,916	10,367	11,142	11,552
Manufacturing	34,862	34,640	34,658	34,132	34,419
Transportation and public utilities	9,738	9,956	10,330	10,335	11,108
Wholesale trade	8,750	8,683	8,797	9,097	9,598
Retail trade	41,597	42,534	42,710	44,219	43,999
Finance, insurance, and real estate	16,346	16,105	17,179	17,297	18,358
Services	76,517	78,955	79,551	80,215	82,441
Government and government enterprises	33,395	33,206	33,616	34,757	36,067
Federal, civilian	5,292	5,276	5,330	5,458	5,493
Military	1,663	1,611	1,544	1,493	1,484
State and local	26,440	26,319	26,742	27,806	29,090
State government	6,286	6,226	6,787	7,743	8,268
Local government	20,154	20,093	19,955	20,063	20,822

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Hampden, Massachusetts [25013]

Item	2001	2002
Employment by place of work		
Total employment	251,930	250,363
By type		
Wage and salary employment	217,699	214,432
Proprietors employment	34,231	35,931
Farm proprietors employment	422	423
Nonfarm proprietors employment 2/	33,809	35,508
By industry		
Farm employment	838	853
Nonfarm employment	251,092	249,510
Private employment	214,113	212,464
Forestry, fishing, related activities, and other 3/	299	301
Mining	127	125
Utilities	1,273	1,090
Construction	11,744	11,949
Manufacturing	29,650	27,345
Wholesale trade	7,627	7,415
Retail Trade	30,107	29,521
Transportation and warehousing	8,060	7,856
Information	4,857	4,558
Finance and insurance	13,408	13,291
Real estate and rental and leasing	6,059	7,020
Professional and technical services	10,336	10,488
Management of companies and enterprises	3,931	3,842
Administrative and waste services	10,451	10,117
Educational services	6,334	6,426
Health care and social assistance	37,263	38,161
Arts, entertainment, and recreation	4,308	4,430
Accommodation and food services	15,212	15,217
Other services, except public administration	13,067	13,312
Government and government enterprises	36,979	37,046
Federal, civilian	5,290	4,805
Military	1,345	1,241
State and local	30,344	31,000
State government	9,143	9,589
Local government	21,201	21,411

See footnotes at end of table.
Table CA25N

May 2004

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Hampshire, Massachusetts [25015]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	77,146	78,075	78,480	79,610	80,554
By type					
Wage and salary employment	60,801	62,037	62,774	64,115	64,521
Proprietors employment	16,345	16,038	15,706	15,495	16,033
Farm proprietors employment	582	581	590	596	598
Nonfarm proprietors employment 2/	15,763	15,457	15,116	14,899	15,435
By industry					
Farm employment	1,011	948	936	1,022	999
Nonfarm employment	76,135	77,127	77,544	78,588	79,555
Private employment	59,408	60,824	61,177	61,909	63,108
Agricultural services, forestry, fishing & other 3/	862	932	920	872	895
Mining	55	51	54	60	61
Construction	3,652	3,628	3,604	3,603	3,526
Manufacturing	6,191	6,091	6,033	5,569	5,510
Transportation and public utilities	1,684	1,719	1,799	1,787	1,726
Wholesale trade	2,757	2,953	3,051	3,132	2,944
Retail trade	13,108	13,414	13,177	13,674	13,461
Finance, insurance, and real estate	3,145	3,163	3,329	3,347	3,567
Services	27,954	28,873	29,210	29,865	31,418
Government and government enterprises	16,727	16,303	16,367	16,679	16,447
Federal, civilian	1,377	1,286	1,276	1,253	1,284
Military	547	516	493	484	485
State and local	14,803	14,501	14,598	14,942	14,678
State government	8,617	8,197	8,106	8,215	8,403
Local government	6,186	6,304	6,492	6,727	6,275

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Hampshire, Massachusetts [25015]

Item	2001	2002
Employment by place of work		
Total employment	83,164	83,427
By type		
Wage and salary employment	65,142	64,673
Proprietors employment	18,022	18,754
Farm proprietors employment	584	584
Nonfarm proprietors employment 2/	17,438	18,170
By industry		
Farm employment	1,031	1,065
Nonfarm employment	82,133	82,362
Private employment	65,126	65,826
Forestry, fishing, related activities, and other 3/	(D)	236
Mining	(D)	74
Utilities	146	125
Construction	3,731	3,902
Manufacturing	5,454	4,949
Wholesale trade	2,309	2,294
Retail Trade	8,992	8,759
Transportation and warehousing	1,347	1,335
Information	1,368	1,304
Finance and insurance	1,726	1,822
Real estate and rental and leasing	1,950	2,282
Professional and technical services	4,557	4,623
Management of companies and enterprises	583	557
Administrative and waste services	2,872	2,770
Educational services	9,341	9,534
Health care and social assistance	8,607	9,000
Arts, entertainment, and recreation	2,483	2,590
Accommodation and food services	5,260	5,465
Other services, except public administration	4,102	4,205
Government and government enterprises	17,007	16,536
Federal, civilian	1,250	1,224
Military	436	368
State and local	15,321	14,944
State government	8,738	8,268
Local government	6,583	6,676

See footnotes at end of table.
Table CA25N

May 2004

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

Footnotes for Table CA25 (NAICS)
Full-time and Part-time Employment by Industry

1/ The estimates of employment for 2001-2002 are based on the 2002 North American Industry Classification System (NAICS).

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

Massachusetts state total [25000]

Item	2001	2002
Income by place of residence ($000)		
Personal income	249,243,450	250,993,700
Population (persons) 2/	6,399,869	6,421,800
Per capita personal income (dollars)	38,945	39,085
Derivation of personal income ($000)		
Earnings by place of work	201,269,161	199,297,048
less: Contributions for government social insurance 3/	21,146,460	21,121,342
plus: Adjustment for residence 4/	-5,091,475	-4,812,796
equals: Net earnings by place of residence	175,031,226	173,362,910
plus: Dividends, interest, and rent 5/	43,660,559	43,996,034
plus: Personal current transfer receipts	30,551,665	33,634,756
Earnings by place of work ($000)		
Components of earnings		
Wage and salary disbursements	153,067,876	149,877,422
Supplements to wages and salaries	28,356,760	28,785,869
Proprietors' income 6/	19,844,525	20,633,757
Farm proprietors' income	-8,793	-4,947
Nonfarm proprietors' income	19,853,318	20,638,704
Earnings by industry		
Farm earnings	107,124	110,043
Nonfarm earnings	201,162,037	199,187,005
Private earnings	179,116,388	176,430,054
Forestry, fishing, related activities, and other 7/	400,082	437,202
Forestry and logging	25,729	26,414
Fishing, hunting, and trapping	255,607	272,262
Agriculture and forestry support activities	118,746	138,526
Other 8/	0	0
Mining	360,469	350,191
Oil and gas extraction	254,878	235,006
Mining (except oil and gas)	(D)	(D)
Support activities for mining	(D)	(D)
Utilities	1,304,437	1,241,497
Construction	11,463,405	11,956,617
Construction of buildings	2,928,223	3,086,129
Heavy and civil engineering construction	1,859,564	1,986,780
Specialty trade contractors	6,675,618	6,883,708
Manufacturing	26,674,625	24,525,656
Durable goods manufacturing	19,685,147	17,708,738
Wood product manufacturing	145,690	138,531
Nonmetallic mineral product manufacturing	487,705	450,370
Primary metal manufacturing	437,569	385,510
Fabricated metal product manufacturing	2,593,863	2,424,759
Machinery manufacturing	2,086,421	1,778,236
Computer and electronic product manufacturing	9,140,725	7,692,799
Electrical equipment and appliance manufacturing	1,036,619	900,327
Motor vehicle manufacturing	(D)	132,799
Transportation equipment mfg. excl. motor vehicles	(D)	1,283,078
Furniture and related product manufacturing	316,732	323,011
Miscellaneous manufacturing	2,090,698	2,199,318
Nondurable goods manufacturing	6,989,478	6,816,918
Food manufacturing	934,005	963,873
Beverage and tobacco product manufacturing	187,367	187,949
Textile mills	515,614	491,896
Textile product mills	215,527	204,199
Apparel manufacturing	203,117	184,126
Leather and allied product manufacturing	123,144	113,020
Paper manufacturing	965,884	917,919
Printing and related support activities	1,038,054	942,011
Petroleum and coal products manufacturing	120,840	126,729
Chemical manufacturing	1,620,101	1,681,042
Plastics and rubber products manufacturing	1,065,825	1,004,154
Wholesale trade	10,806,278	10,363,929
Retail Trade	11,358,251	11,569,347
Motor vehicle and parts dealers	1,946,522	2,036,619
Furniture and home furnishings stores	579,970	581,064
Electronics and appliance stores	681,627	654,105
Building material and garden supply stores	1,001,608	1,043,880

See footnotes at end of table.

(thousands of dollars)

Massachusetts state total [25000]

Item	2001	2002
Food and beverage stores	2,093,789	2,167,328
Health and personal care stores	681,655	713,237
Gasoline stations	281,503	292,830
Clothing and clothing accessories stores	1,101,521	1,107,459
Sporting goods, hobby, book and music stores	447,086	455,583
General merchandise stores	996,612	1,037,106
Miscellaneous store retailers	848,588	816,017
Nonstore retailers	697,770	664,119
Transportation and warehousing	3,933,851	3,863,393
Air transportation	662,925	618,808
Rail transportation	244,312	241,353
Water transportation	64,418	70,024
Truck transportation	1,025,559	1,022,544
Transit and ground passenger transportation	542,858	559,205
Pipeline transportation	27,409	18,998
Scenic and sightseeing transportation	35,622	37,869
Support activities for transportation	414,588	403,008
Couriers and messengers	526,334	515,377
Warehousing and storage	389,826	376,207
Information	9,010,922	8,162,746
Publishing industries, except Internet	4,534,108	4,015,620
Motion picture and sound recording industries	209,396	185,958
Broadcasting, except Internet	485,893	491,525
Internet publishing and broadcasts	360,159	306,101
Telecommunications	2,123,511	2,003,462
ISPs, search portals, and data processing	1,249,958	1,113,676
Other information services	47,897	46,404
Finance and insurance	22,710,230	22,294,105
Monetary authorities - central bank	(D)	(D)
Credit intermediation and related activities	4,427,949	4,646,761
Securities, commodity contracts, investments	12,012,360	11,297,465
Insurance carriers and related activities	5,153,951	5,194,836
Funds, trusts, and other financial vehicles	(D)	(D)
Real estate and rental and leasing	4,133,383	4,387,772
Real estate	3,545,721	3,799,500
Rental and leasing services	553,318	549,067
Lessors of nonfinancial intangible assets	34,344	39,205
Professional and technical services	27,459,522	25,928,296
Management of companies and enterprises	5,763,925	5,546,960
Administrative and waste services	6,489,682	6,208,838
Administrative and support services	6,022,396	5,710,675
Waste management and remediation services	467,286	498,163
Educational services	6,003,721	6,484,778
Health care and social assistance	19,722,340	21,054,954
Amubulatory health care services	8,029,045	8,418,791
Hospitals	6,968,573	7,655,843
Nursing and residential care facilities	2,802,647	2,963,894
Social assistance	1,922,075	2,016,426
Arts, entertainment, and recreation	1,714,894	1,829,520
Performing arts and spectator sports	780,076	828,392
Museums, historical sites, zoos, and parks	195,793	200,865
Amusement, gambling, and recreation	739,025	800,263
Accommodation and food services	4,865,292	4,997,404
Accommodation	1,157,932	1,132,533
Food services and drinking places	3,707,360	3,864,871
Other services, except public administration	4,941,079	5,226,849
Repair and maintenance	1,581,307	1,598,542
Personal and laundry services	1,203,165	1,248,123
Membership associations and organizations	1,695,311	1,892,435
Private households	461,296	487,749
Government and government enterprises	22,045,649	22,756,951
Federal, civilian	4,022,731	4,162,830
Military	561,883	573,070
State and local	17,461,035	18,021,051
State government	5,790,999	5,810,427
Local government	11,670,036	12,210,624

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Hampden, Massachusetts [25013]

Item	2001	2002
Income by place of residence ($000)		
Personal income	13,017,421	13,421,774
Population (persons) 2/	456,669	459,034
Per capita personal income (dollars)	28,505	29,239
Derivation of personal income ($000)		
Earnings by place of work	9,250,111	9,433,554
less: Contributions for government social insurance 3/	962,711	992,855
plus: Adjustment for residence 4/	-53,454	-81,882
equals: Net earnings by place of residence	8,233,946	8,358,817
plus: Dividends, interest, and rent 5/	1,891,655	1,891,584
plus: Personal current transfer receipts	2,891,820	3,171,373
Earnings by place of work ($000)		
Components of earnings		
Wage and salary disbursements	7,161,018	7,264,676
Supplements to wages and salaries	1,428,131	1,482,892
Proprietors' income 6/	660,962	685,986
Farm proprietors' income	-985	73
Nonfarm proprietors' income	661,947	685,913
Earnings by industry		
Farm earnings	6,157	7,366
Nonfarm earnings	9,243,954	9,426,188
Private earnings	7,619,030	7,768,778
Forestry, fishing, related activities, and other 7/	6,263	6,383
Forestry and logging	3,602	3,669
Fishing, hunting, and trapping	1,644	1,662
Agriculture and forestry support activities	1,017	1,052
Other 8/	0	0
Mining	6,161	6,148
Oil and gas extraction	1,153	1,063
Mining (except oil and gas)	5,003	5,080
Support activities for mining	(L)	(L)
Utilities	100,450	92,182
Construction	509,644	531,181
Construction of buildings	103,295	112,503
Heavy and civil engineering construction	71,984	82,388
Specialty trade contractors	334,365	336,290
Manufacturing	1,472,009	1,410,084
Durable goods manufacturing	853,930	835,118
Wood product manufacturing	20,525	19,142
Nonmetallic mineral product manufacturing	15,360	16,814
Primary metal manufacturing	24,900	21,945
Fabricated metal product manufacturing	317,324	307,773
Machinery manufacturing	175,339	164,864
Computer and electronic product manufacturing	47,334	50,160
Electrical equipment and appliance manufacturing	20,386	19,533
Motor vehicle manufacturing	3,085	(D)
Transportation equipment mfg. excl. motor vehicles	30,663	(D)
Furniture and related product manufacturing	25,587	23,801
Miscellaneous manufacturing	173,427	177,471
Nondurable goods manufacturing	618,079	574,966
Food manufacturing	93,293	93,411
Beverage and tobacco product manufacturing	1,620	1,559
Textile mills	16,728	14,765
Textile product mills	8,241	7,748
Apparel manufacturing	2,605	2,828
Leather and allied product manufacturing	(D)	(D)
Paper manufacturing	230,026	216,190
Printing and related support activities	92,504	89,548
Petroleum and coal products manufacturing	(D)	(D)
Chemical manufacturing	20,780	23,153
Plastics and rubber products manufacturing	147,867	121,538
Wholesale trade	371,112	361,455
Retail Trade	701,271	726,373
Motor vehicle and parts dealers	148,522	157,074
Furniture and home furnishings stores	28,401	29,763
Electronics and appliance stores	27,771	30,878
Building material and garden supply stores	68,454	66,037

See footnotes at end of table.

(thousands of dollars)

Hampden, Massachusetts [25013]

Item	2001	2002
Food and beverage stores	128,442	135,740
Health and personal care stores	43,515	47,870
Gasoline stations	28,752	29,679
Clothing and clothing accessories stores	46,203	45,131
Sporting goods, hobby, book and music stores	20,544	18,528
General merchandise stores	92,476	94,415
Miscellaneous store retailers	39,721	42,457
Nonstore retailers	28,470	28,801
Transportation and warehousing	298,613	296,639
Air transportation	(D)	570
Rail transportation	14,320	14,153
Water transportation	79	109
Truck transportation	106,910	117,822
Transit and ground passenger transportation	54,136	55,770
Pipeline transportation	(D)	(D)
Scenic and sightseeing transportation	(D)	(D)
Support activities for transportation	33,132	32,819
Couriers and messengers	35,133	30,499
Warehousing and storage	39,619	37,094
Information	221,074	206,953
Publishing industries, except Internet	87,124	78,069
Motion picture and sound recording industries	6,462	5,969
Broadcasting, except Internet	24,844	23,304
Internet publishing and broadcasts	(D)	(D)
Telecommunications	99,166	96,056
ISPs, search portals, and data processing	(D)	(D)
Other information services	1,586	1,093
Finance and insurance	776,545	804,027
Monetary authorities - central bank	0	0
Credit intermediation and related activities	106,816	114,839
Securities, commodity contracts, investments	117,083	176,490
Insurance carriers and related activities	545,356	504,286
Funds, trusts, and other financial vehicles	7,290	8,412
Real estate and rental and leasing	119,834	131,129
Real estate	92,166	101,817
Rental and leasing services	(D)	(D)
Lessors of nonfinancial intangible assets	(D)	(D)
Professional and technical services	478,266	487,103
Management of companies and enterprises	235,167	246,984
Administrative and waste services	260,581	257,471
Administrative and support services	243,129	236,144
Waste management and remediation services	17,452	21,327
Educational services	125,761	135,014
Health care and social assistance	1,360,613	1,463,167
Ambulatory health care services	607,572	652,474
Hospitals	394,852	435,286
Nursing and residential care facilities	215,450	225,404
Social assistance	142,739	150,003
Arts, entertainment, and recreation	66,963	71,532
Performing arts and spectator sports	22,596	23,507
Museums, historical sites, zoos, and parks	3,830	4,111
Amusement, gambling, and recreation	40,537	43,914
Accommodation and food services	215,638	222,685
Accommodation	30,416	31,668
Food services and drinking places	185,222	191,017
Other services, except public administration	293,065	312,268
Repair and maintenance	114,972	118,033
Personal and laundry services	60,065	62,900
Membership associations and organizations	107,146	119,838
Private households	10,882	11,497
Government and government enterprises	1,624,924	1,657,410
Federal, civilian	346,317	339,386
Military	24,881	26,354
State and local	1,253,726	1,291,670
State government	329,090	334,204
Local government	924,636	957,466

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Hampshire, Massachusetts [25015]

Item	2001	2002
Income by place of residence ($000)		
Personal income	4,302,359	4,461,057
Population (persons) 2/	152,011	153,692
Per capita personal income (dollars)	28,303	29,026
Derivation of personal income ($000)		
Earnings by place of work	2,454,310	2,581,266
less: Contributions for government social insurance 3/	223,470	235,114
plus: Adjustment for residence 4/	738,036	726,798
equals: Net earnings by place of residence	2,968,876	3,072,950
plus: Dividends, interest, and rent 5/	826,994	833,344
plus: Personal current transfer receipts	506,489	554,763
Earnings by place of work ($000)		
Components of earnings		
Wage and salary disbursements	1,841,871	1,939,351
Supplements to wages and salaries	350,111	371,351
Proprietors' income 6/	262,328	270,564
Farm proprietors' income	3,311	2,045
Nonfarm proprietors' income	259,017	268,519
Earnings by industry		
Farm earnings	11,019	10,248
Nonfarm earnings	2,443,291	2,571,018
Private earnings	1,765,748	1,829,587
Forestry, fishing, related activities, and other 7/	(D)	4,216
Forestry and logging	(D)	(D)
Fishing, hunting, and trapping	612	619
Agriculture and forestry support activities	(D)	(D)
Other 8/	0	0
Mining	(D)	3,161
Oil and gas extraction	1,215	1,119
Mining (except oil and gas)	(D)	(D)
Support activities for mining	(D)	(D)
Utilities	11,944	10,924
Construction	127,279	137,464
Construction of buildings	48,560	51,990
Heavy and civil engineering construction	11,394	12,448
Specialty trade contractors	67,325	73,026
Manufacturing	228,698	212,086
Durable goods manufacturing	100,487	102,419
Wood product manufacturing	13,398	11,633
Nonmetallic mineral product manufacturing	2,436	2,424
Primary metal manufacturing	16,510	16,078
Fabricated metal product manufacturing	(D)	(D)
Machinery manufacturing	30,815	27,900
Computer and electronic product manufacturing	7,155	10,027
Electrical equipment and appliance manufacturing	(D)	(D)
Motor vehicle manufacturing	(D)	(D)
Transportation equipment mfg. excl. motor vehicles	0	0
Furniture and related product manufacturing	5,000	6,301
Miscellaneous manufacturing	5,482	4,689
Nondurable goods manufacturing	128,211	109,667
Food manufacturing	2,147	2,389
Beverage and tobacco product manufacturing	355	395
Textile mills	9,476	9,395
Textile product mills	0	0
Apparel manufacturing	951	1,107
Leather and allied product manufacturing	(D)	(D)
Paper manufacturing	56,840	47,391
Printing and related support activities	8,036	4,893
Petroleum and coal products manufacturing	(D)	(D)
Chemical manufacturing	4,153	(D)
Plastics and rubber products manufacturing	45,830	40,267
Wholesale trade	100,106	110,151
Retail Trade	198,458	202,302
Motor vehicle and parts dealers	30,355	32,106
Furniture and home furnishings stores	7,235	7,546
Electronics and appliance stores	4,548	4,834
Building material and garden supply stores	16,190	15,910

See footnotes at end of table.

(thousands of dollars)

Hampshire, Massachusetts [25015]

Item	2001	2002
Food and beverage stores	45,892	49,433
Health and personal care stores	8,953	9,847
Gasoline stations	7,015	6,978
Clothing and clothing accessories stores	13,237	13,588
Sporting goods, hobby, book and music stores	13,285	13,708
General merchandise stores	18,659	17,612
Miscellaneous store retailers	15,484	12,507
Nonstore retailers	17,605	18,233
Transportation and warehousing	30,971	32,365
Air transportation	(L)	(L)
Rail transportation	559	551
Water transportation	95	92
Truck transportation	10,720	9,741
Transit and ground passenger transportation	12,327	12,189
Pipeline transportation	0	0
Scenic and sightseeing transportation	527	(D)
Support activities for transportation	4,239	4,629
Couriers and messengers	2,136	2,990
Warehousing and storage	384	(D)
Information	46,442	44,022
Publishing industries, except Internet	23,147	21,599
Motion picture and sound recording industries	1,621	1,527
Broadcasting, except Internet	(D)	(D)
Internet publishing and broadcasts	(D)	2,065
Telecommunications	13,779	14,168
ISPs, search portals, and data processing	2,288	(D)
Other information services	2,564	2,548
Finance and insurance	60,138	62,671
Monetary authorities - central bank	0	0
Credit intermediation and related activities	26,446	27,640
Securities, commodity contracts, investments	(D)	(D)
Insurance carriers and related activities	17,466	17,713
Funds, trusts, and other financial vehicles	(D)	(D)
Real estate and rental and leasing	31,211	33,487
Real estate	27,301	29,107
Rental and leasing services	(D)	4,206
Lessors of nonfinancial intangible assets	(D)	174
Professional and technical services	143,344	144,373
Management of companies and enterprises	29,689	25,889
Administrative and waste services	54,716	56,174
Administrative and support services	(D)	53,486
Waste management and remediation services	(D)	2,688
Educational services	267,465	283,300
Health care and social assistance	254,389	277,745
Amubulatory health care services	114,201	123,771
Hospitals	(D)	(D)
Nursing and residential care facilities	50,926	55,520
Social assistance	(D)	(D)
Arts, entertainment, and recreation	15,351	17,274
Performing arts and spectator sports	(D)	(D)
Museums, historical sites, zoos, and parks	(D)	(D)
Amusement, gambling, and recreation	7,399	7,937
Accommodation and food services	76,456	83,010
Accommodation	12,672	14,090
Food services and drinking places	63,784	68,920
Other services, except public administration	82,086	88,973
Repair and maintenance	30,034	32,279
Personal and laundry services	14,347	14,875
Membership associations and organizations	31,132	34,870
Private households	6,573	6,949
Government and government enterprises	677,543	741,431
Federal, civilian	88,383	88,772
Military	8,590	7,506
State and local	580,570	645,153
State government	339,785	392,539
Local government	240,785	252,614

See footnotes at end of table.

Footnotes for Table CA05 (NAICS)
Personal Income by Major Source and Earnings by Industry

1/ The estimates of earnings for 2001-2002 are based on the 2002 North American Industry Classification System (NAICS).

2/ Census Bureau midyear population estimates. Estimates for 2001-2002 reflect county population estimates available as of April 2004.

3/ Contributions for government social insurance are included in earnings by type and industry but they are excluded from personal income.

4/ The adjustment for residence is the net inflow of the earnings of interarea commuters. For the United States, it consists of adjustments for border workers: Wage and salary disbursements to U.S. residents commuting to Canada less wage and salary disbursements to Canadian and Mexican residents commuting into the United States.

5/ Rental income of persons includes the capital consumption adjustment.

6/ Proprietors' income includes the inventory valuation adjustment and capital consumption adjustment.

7/ "Other" consists of wage and salary disbursements to U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

8/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

E The estimate shown here constitutes the major portion of the true estimate.
(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.
(L) Less than $50,000, but the estimates for this item are included in the totals.
(N) Data not available for this year.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 6, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	16,825	10	12-31	/	37.65	2,334
DSL	Downey Financial Corp. of CA	NYSE	Southern CA,AZ	Thrift	15,649	170	12-31	01/71	64.30	1,791
WES	Westcorp of Irvine CA	NYSE	California	Thrift	15,545	18	12-31	05/86	47.33	2,456
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	7,469	29	12-31	12/83	53.95	890
CCBI	Commercial Capital Bcrp of CA	NASDAQ	Southern CA	Thrift	5,024	3	12-31	12/02	22.19	1,210
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,873	26	03-31	03/96	28.77	733
PROV	Provident Fin. Holdings of CA	NASDAQ	Southern CA	M.B.	1,516	12	06-30	06/96	28.89	203
HWFG	Harrington West Fncl Grp of CA	NASDAQ	South CA,KS,AZ	Thrift	1,082 S	11	12-31	11/02	17.75	94
FPTB	First PacTrust Bancorp of CA	NASDAQ	Southern CA	Thrift	675 S	9	12-31	08/02	27.19	126
KFED	K-Fed Bancorp MHC of CA (39.1)	NASDAQ	Southern CA	Thrift	609	4	12-31	03/04	14.30	210
PPBI	Pacific Premier Bncrp of CA	NASDAQ	Southern CA	Thrift	543	3	12-31	06/97	12.20	64
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles CA	Thrift	277	4	12-31	01/96	11.25	17
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Miami FL	Thrift	8,915	41	09-30	12/85	28.47	861
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	6,357	73	12-31	11/83	18.40	1,106
FFFL	Fidelity Bankshares, Inc of FL	NASDAQ	Southeast FL	Thrift	3,445 S	42	12-31	05/01	26.45	646
HARB	Harbor Florida Bancshrs of FL	NASDAQ	EastCentral FL	Thrift	2,805	33	09-30	03/98	34.73	827
FFLC	FFLC Bancorp of Leesburg FL	NASDAQ	Central FL	Thrift	1,065	14	12-31	01/94	42.25	228
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	546 S	5	12-31	12/97	10.00	79
FCFL	First Community Bk Corp of FL	NASDAQ	West Central FL	Thrift	226 S	3	12-31	/	25.45	57
BFCF	BFC Financial Corp. of FL	NASDAQ	Florida	Thrift	0	73	12-31	/	13.24	282
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,CT,RI	M.B.	55,755 S	522	12-31	08/86	23.00	8,045
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	24,008	151	12-31	11/93	18.89	5,009
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	23,416	86	12-31	11/93	25.91	2,858
HCBK	Hudson Cty Bcp MHC of NJ(34.1) (3)	NASDAQ	New Jersey	Thrift	20,147	82	12-31	07/99	37.31	6,945
ICBC	Independence Comm Bnk Cp of NY (3)	NASDAQ	NY,NJ	Thrift	17,632 S	81	12-31	03/98	40.50	3,440
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Northern NJ	Thrift	6,540 S	55	12-31	01/03	18.06	1,338
NWSB	Northwest Bcrp MHC of PA(43.0) (3)	NASDAQ	PA,NY,OH,MD	Thrift	6,333	146	06-30	11/94	21.55	1,088
PRTR	Partners Trust Fin. Grp. of NY (3)	NASDAQ	Central NY	Thrift	3,661 S	17	12-31	07/04	11.07	550
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	North/Central NY	Thrift	3,530 D	47	12-31	01/03	13.98	1,149
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	New York City NY	Thrift	3,377	20	12-31	06/96	15.81	588
TRST	TrustCo Bank Corp NY of NY	NASDAQ	NY,FL,VT	Thrift	2,864	61	12-31	/	11.97	892
PBCP	Provident Bancorp, Inc. of NY	NASDAQ	Southeastern NY	Thrift	2,554	20	09-30	01/04	12.94	594
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington DE,PA	Div.	2,503	21	12-31	11/86	58.59	415
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Eastern PA	Thrift	2,292 S	40	12-31	11/03	15.98	489
KRNY	Kearny Fin Cp MHC of NJ (30.0)	NASDAQ	New Jersey	Thrift	2,088 P	25	06-30	02/05	11.69	850
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	New York City NY	Thrift	2,058	11	12-31	11/95	18.04	347
PFSB	PennFed Fin. Services of NJ	NASDAQ	Northern NJ	Thrift	1,980	22	06-30	07/94	15.75	215
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Eastern NJ	Thrift	1,914	17	12-31	07/96	23.87	311
PVSA	Parkvale Financial Corp of PA	NASDAQ	Southwestern PA	Thrift	1,914	39	06-30	07/87	29.75	166
ESBF	ESB Financial Corp. of PA	NASDAQ	Western PA	Thrift	1,389 S	17	12-31	06/90	13.65	146
FMCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Southern NJ	Thrift	1,250	40	12-31	12/88	20.02	130
WGBC	Willow Grove Bancorp Inc of PA	NASDAQ	Philadelphia PA	Thrift	993	14	06-30	04/02	16.87	164
SFFS	Sound Fed Bancorp, Inc. of NY	NASDAQ	NY,CT	Thrift	984	10	03-31	01/03	15.57	196
SYNF	Synergy Financial Group of NJ	NASDAQ	Central NJ	Thrift	861	18	12-31	01/04	12.75	159
NEPF	Northeast PA Fin. Corp of PA	NASDAQ	Northeast PA	Thrift	834	16	09-30	04/98	22.74	90
CSBK	Clifton Svg Bp MHC of NJ(45.0)	NASDAQ	Northeast NJ	Thrift	832	10	03-31	03/04	11.80	360
BCSB	BCSB Bankcorp MHC of MD (36.3)	NASDAQ	Northeast MD	Thrift	776	16	09-30	07/98	16.00	94
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Southeastern PA	Thrift	727	5	09-30	08/87	20.05	77
ABBC	Abington Com Bcp MHC PA (45.0)	NASDAQ	Souteastern PA	Thrift	718	8	12-31	12/04	13.63	216
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Central Maryland	Thrift	689 S	2	12-31	/	20.30	169
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Southwestern PA	Thrift	647	13	09-30	06/88	23.50	62
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Northern NJ	Thrift	640	9	12-31	11/89	22.87	114
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	PA,NJ	Thrift	629	14	12-31	07/94	31.69	93

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 6, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	616	5	03-31	10/94	18.80	47
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Southeastern PA	Thrift	569	7	09-30	01/95	22.44	43
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	553 S	5	07-31	08/88	14.54	107
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	NASDAQ	Southeastern NJ	Thrift	529	6	12-31	12/04	11.00	96
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh PA	Thrift	423	6	06-30	11/93	17.25	42
ONFC	Oneida Fincl MHC of NY (42.5) (3)	NASDAQ	Central NY	Thrift	422	9	12-31	12/98	13.04	98
GAFC	Greater Atlant. Fin Corp of VA	NASDAQ	North. VA,DC,MD	Thrift	396	9	09-30	06/99	6.12	18
ALLB	Alliance Bank MHC of PA (20.0) (3)	NASDAQ	Southeastern PA	Thrift	382 S	8	12-31	03/95	31.26	108
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	NY,PA	Thrift	319	6	12-31	03/85	31.88	35
LARL	Laurel Capital Group Inc of PA	NASDAQ	Southwestern PA	Thrift	308	8	06-30	02/87	22.72	44
PBHC	Pathfinder BC MHC of NY (35.3) (3)	NASDAQ	Central NY	Thrift	302	6	12-31	11/95	17.89	44
GCBC	Green Co Bcrp MHC of NY (43.9) (3)	NASDAQ	Southeast NY	Thrift	287	6	06-30	12/98	34.90	72
ROME	Rome Bncp Inc MHC of NY (38.5) (3)	NASDAQ	Central NY	Thrift	268	4	12-31	10/99	24.20	102
ALFC	Atlantic Liberty Fincl of NY	NASDAQ	Brooklyn, NY	Thrift	185	2	03-31	10/02	23.36	40
IFSB	Independence FSB of DC	NASDAQ	Washington DC,MD	Thrift	184 S	4	12-31	06/85	10.00	16
GOV	Gouverneur Bcp MHC of NY(42.6)	AMEX	Northern NY	Thrift	110	2	09-30	03/99	14.50	33
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	MI,IN	Thrift	12,783 S	95	12-31	04/97	20.99	1,288
CFB	Commercial Federal Corp. of NE	NYSE	CO,NE,IA,KS,OK	M.B.	11,452	191	12-31	12/84	28.28	1,110
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Chicago IL	Thrift	9,681	41	12-31	01/90	43.86	1,459
CFFN	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Kansas	Thrift	8,550	35	09-30	04/99	37.16	2,753
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Wisconsin	M.B.	3,934	54	03-31	07/92	27.80	638
BKMU	Bank Mutual Corp of WI	NASDAQ	WI,MN	Thrift	3,445	69	12-31	10/03	12.25	900
TONE	TierOne Corp. of Lincoln NE	NASDAQ	NE,IA,KS	Thrift	3,048	58	12-31	10/02	24.81	454
FPFC	First Place Fin. Corp. of OH	NASDAQ	Northeast OH	Thrift	2,385	24	06-30	01/99	20.48	307
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH,PA	Thrift	2,288	34	12-31	07/98	11.26	351
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Western MO	Thrift	1,418	9	09-30	09/85	40.77	345
CTZN	Citizens First Bancorp of MI	NASDAQ	Southeast MI	Thrift	1,349 S	15	12-31	03/01	24.15	200
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	IN,IL	Thrift	1,326	19	12-31	07/98	14.26	177
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Northwest OH	Thrift	1,127	17	12-31	10/95	28.16	177
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	1,004	8	12-31	04/98	26.37	125
HMNF	HMN Financial, Inc. of MN	NASDAQ	Southeast MN,IA	Thrift	961	13	12-31	06/94	31.09	137
PCBI	Peoples Community Bcrp. of OH	NASDAQ	Southwest OH	Thrift	873	15	09-30	03/00	23.45	91
HFFC	HF Financial Corp. of SD	NASDAQ	SD,MN	Thrift	849	34	06-30	04/92	21.05	75
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Eastcentral IN	Thrift	839	17	12-31	12/99	24.11	114
LNCB	Lincoln Bancorp of IN	NASDAQ	Central IN	Thrift	829 S	9	12-31	12/98	18.63	100
CASH	First Midwest Fin., Inc. of IA	NASDAQ	IA,SD	Thrift	808	16	09-30	09/93	23.38	58
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Cleveland OH	R.E.	802	15	06-30	12/92	13.30	94
PFSL	Pocahontas Bancorp, Inc. of AR	NASDAQ	Northeast AR	Thrift	735	21	09-30	04/98	16.25	75
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis MO	Thrift	692	7	09-30	12/98	20.97	116
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Southwest KY	Thrift	573 S	8	12-31	02/98	16.72	61
FFSX	First Federal Bankshares of IA	NASDAQ	IA,NE	Thrift	571	15	06-30	04/99	22.35	82
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Northeast IN,MI	Thrift	492	15	09-30	07/87	21.30	72
FFFD	North Central Bancshares of IA	NASDAQ	Central IA	Thrift	463	9	12-31	03/96	41.58	64
ASBI	Ameriana Bancorp of IN	NASDAQ	Eastern IN	Thrift	429	9	12-31	03/87	15.10	48
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Northern IN	Thrift	428 J	7	09-30	03/94	28.00	37
FCAP	First Capital, Inc. of IN	NASDAQ	Southern IN	Thrift	424 S	12	12-31	01/99	19.28	54
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Central OH	Thrift	391	11	03-31	01/03	16.10	59
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Central IN	Thrift	355	5	12-31	02/95	25.83	37
CFSB	Citizens First Fin Corp. of IL	NASDAQ	Central IL	Thrift	328	5	12-31	05/96	33.56	52
FFBI	First Federal Bancshares of IL	NASDAQ	Westcentrl IL,MO	Thrift	312	8	12-31	09/00	26.31	35
KFFB	KY Fst Fed Bp MHC of KY (45.0)	NASDAQ	Central KY	Thrift	295 P	4	06-30	03/05	10.74	92
MCBF	Monarch Community Bncrp of MI	NASDAQ	Southcentral MI	Thrift	281 S	5	12-31	08/02	12.39	34
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville IN	Thrift	278	7	06-30	04/99	21.00	34
CHEV	Cheviot Fin Cp MHC of OH(45.0)	NASDAQ	Cincinnati, OH	Thrift	277	4	12-31	01/04	12.25	122
RIVR	River Valley Bancorp of IN	NASDAQ	Southeast IN	Thrift	274 S	5	12-31	12/96	20.38	33
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati OH	Thrift	274	7	12-31	01/88	18.80	31
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago IL	Thrift	270 S	3	12-31	08/96	31.50	34
FBSI	First Bancshares, Inc. of MO	NASDAQ	Southcentral MO	Thrift	260	10	06-30	12/93	21.70	35
FFWC	FFW Corporation of Wabash IN	NASDAQ	Central IN	Thrift	258	4	06-30	04/93	21.06	27

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 6, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
UCBC	Union Community Bancorp of IN	NASDAQ	W.Central IN	Thrift	257	6	12-31	12/97	18.00	35
JXSB	Jcksnville Bcp MHC of IL(47.5)	NASDAQ	Central IL	Thrift	253	8	12-31	04/95	16.25	32
FBTC	First BancTrust Corp of IL	NASDAQ	Eastcentral IL	Thrift	231	3	12-31	04/01	12.27	31
NEIB	Northeast Indiana Bncrp of IN	NASDAQ	Northeast IN	Thrift	229	3	12-31	06/95	20.76	29
BRBI	Blue River Bancshares of IN	NASDAQ	Central IN	Thrift	214 S	4	12-31	06/98	5.33	18
ASBP	ASB Financial Corp. of OH	NASDAQ	Southern OH	Thrift	173	2	06-30	05/95	21.74	37
HLFC	Home Loan Financial Corp of OH	NASDAQ	Central OH	Thrift	160	3	06-30	03/98	21.75	37
HCFC	Home City Fin. Corp. of OH	NASDAQ	Southwest OH	Thrift	158 S	2	12-31	12/96	16.00	13
GCFC	Central Federal Corp. of OH	NASDAQ	Northeast OH	Thrift	148 S	3	12-31	12/98	11.94	26
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Northeast OH	Thrift	138	3	06-30	04/96	16.00	19
PSFC	Peoples Sidney Fin. Corp of OH	NASDAQ	WestCentral OH	Thrift	135	4	06-30	04/97	14.30	20
FFFS	First Fed Serv MHC of IL(45.0)	NASDAQ	West Central IL	Thrift	134 S	1	12-31	06/04	14.30	56
PBNC	PFS Bancorp Inc. of Aurora IN	NASDAQ	Southeastern IN	Thrift	127 S	3	12-31	10/01	17.02	25
CIBI	Community Inv. Bncp, Inc of OH	NASDAQ	NorthCentral OH	Thrift	119	3	06-30	02/95	13.00	14
FNFI	First Niles Fin., Inc. of OH	NASDAQ	Central Ohio	Thrift	99	1	12-31	10/98	15.50	21
New England Companies										
PBCT	Peoples Bank MHC of CT (41.8) (3)	NASDAQ	CT	Div.	10,718	155	12-31	07/88	40.48	3,801
NAL	NewAlliance Bancshares of CT (3)	NYSE	Connecticut	Thrift	6,264	74	12-31	04/04	14.64	1,671
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Eastern MA	Thrift	1,694	6	12-31	07/02	15.64	925
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,310	14	12-31	06/00	35.03	206
MASB	MassBank Corp. of Reading MA (3)	NASDAQ	Eastern MA	Thrift	976	15	12-31	05/86	37.34	164
WRO	Woronoco Bancorp, Inc. of MA (3)	AMEX	Southwest MA	Thrift	918	9	12-31	03/99	34.88	134
WFD	Westfield Finl MHC of MA(43.8) (3)	AMEX	Southwestern MA	Thrift	797	10	12-31	12/01	24.30	242
NMIL	Newmil Bancorp, Inc. of CT (3)	NASDAQ	Western CT	Thrift	745	20	12-31	02/86	28.94	121
SIFI	SI Fin Gp Inc MHC of CT (40.0) (3)	NASDAQ	Northeastern CT	Thrift	625	16	12-31	10/04	11.25	141
NHTB	NH Thrift Bancshares of NH	NASDAQ	Central NH	Thrift	596 S	14	12-31	05/86	18.05	75
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Eastern MA	Thrift	547	7	12-31	12/88	43.20	90
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	Northeastern MA	Thrift	518	6	12-31	05/86	17.95	78
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Eastern MA	Thrift	509	10	03-31	10/86	28.50	45
PSBH	PSB Hldgs Inc MHC of CT (46.3) (3)	NASDAQ	Northeastern CT	Thrift	325	4	06-30	10/04	10.80	75
NVSL	Naug Vlly Fin MHC of CT (45.0)	NASDAQ	Southwestern CT	Thrift	265	5	12-31	10/04	11.23	85
MFLR	Mayflower Co-Op. Bank of MA (3)	NASDAQ	Southeastern MA	Thrift	229 S	5	04-30	12/87	17.00	35
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	WA,OR,AZ,ID,UT	Thrift	7,544	118	09-30	11/82	23.80	2,062
STSA	Sterling Financial Corp of WA	NASDAQ	WA,ID,MT,OR	M.B.	6,734 S	83	12-31	06/83	37.96	871
FMSB	First Mutual Bncshrs Inc of WA (3)	NASDAQ	Western WA	Thrift	1,004	10	12-31	12/85	26.20	139
HRZB	Horizon Financial Corp. of WA (3)	NASDAQ	Northwest WA	Thrift	933	16	03-31	08/86	21.94	222
FBNW	FirstBank NW Corp. of WA	NASDAQ	West WA,ID,OR	Thrift	770	20	03-31	07/97	28.11	84
RPFG	Ranier Pacific Fin Group of WA (3)	NASDAQ	Western WA	Thrift	752	12	12-31	10/03	17.19	132
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Southwest WA	Thrift	542	13	03-31	10/97	21.35	103
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Westcentral WA	Thrift	534	15	09-30	01/98	23.30	91
South-East Companies										
NTBK	NetBank, Inc. of Alpharetta GA	NASDAQ	Atlanta GA	Thrift	4,622	1	12-31	07/97	9.07	422
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston SC,NC	Thrift	2,457	44	09-30	11/83	28.54	351
CFCP	Coastal Fin. Corp. of SC	NASDAQ	SC,NC	Thrift	1,384	18	09-30	09/90	14.96	262
CHFN	Charter Fincl MHC of GA (19.3)	NASDAQ	SW GA, East. AL	Thrift	1,127	8	09-30	10/01	35.89	703
FFBH	First Fed. Bancshares of AR	NASDAQ	Northern AR	Thrift	752	15	12-31	05/96	25.00	127
TSH	Teche Hlding Cp of N Iberia LA	AMEX	Southern LA	Thrift	672	14	09-30	04/95	36.50	82
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	NASDAQ	SE GA, NE FL	Thrift	629 P	13	12-31	10/04	13.35	194
CSBC	Citizens South Banking of NC	NASDAQ	Southwest NC	Thrift	509	9	12-31	10/02	13.49	100
CFFC	Community Fin. Corp. of VA	NASDAQ	Central VA	Thrift	379	8	03-31	03/88	23.52	49
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Eastern TN	Thrift	303	1	06-30	07/03	13.26	104
SSFC	South Street Fin. Corp. of NC	NASDAQ	South Central NC	Thrift	215 S	2	12-31	10/96	10.10	31
GSLA	GS Financial Corp. of LA	NASDAQ	New Orleans LA	Thrift	200	4	12-31	04/97	18.12	24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 6, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-East Companies (continued)										
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Northeast SC	Thrift	172	2	06-30	12/97	15.96	29
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	144	3	09-30	02/95	15.10	11
UTBI	United Tenn. Bankshares of TN	NASDAQ	Eastern TN	Thrift	123 S	3	12-31	01/98	19.25	23
South-West Companies										
FBTX	Franklin Bank Corp of TX (3)	NASDAQ	Houston TX	Thrift	3,480	16	12-31	12/03	17.90	392
AABC	Access Anytime Bancorp of NM	NASDAQ	Eastern NM	Thrift	368	7	12-31	08/86	14.25	24
GUPB	GFSB Bancorp, Inc of Gallup NM	NASDAQ	Northwest NM	Thrift	217	2	06-30	06/95	20.46	23
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	NASDAQ	NM,CO,AZ	Thrift	1,889	4	12-31	10/96	12.50	83
HOME	Home Fed Bncp MHC of ID (41.0)	NASDAQ	Idaho	Thrift	618	14	09-30	12/04	12.75	194
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 03/06/05

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of March 4, 2005

Financial Institution	Market Capitalization: Price/Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/Assets (%)	NPAs/Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	21.58	396.54	1.00	13.83	19.50	161.41	17.51	178.22	20.96	0.46	2.12	34.99	2,565	11.00	0.49	0.76	8.02	0.71	6.98
Comparable Group Average	18.49	172.67	0.34	8.89	30.27	200.22	29.90	215.11	29.51	0.39	1.79	13.21	1,520	15.54	0.40	0.56	4.14	0.56	4.14
All Public Companies	18.49	172.67	0.34	8.89	30.27	200.22	29.90	215.11	29.51	0.39	1.79	13.21	1,520	15.54	0.40	0.56	4.14	0.56	4.14
Comparable Group																			
ABBC Abington Com Bcp MHC PA (45.0)	13.63	97.35	0.31	7.75	NM	175.87	30.13	175.87	NM	0.00	0.00	0.00	718	17.13	0.03	0.72	5.50	0.72	5.50
ALLB Alliance Bank MHC of PA (20.0)	31.26	21.51	0.69	10.42	NM	300.00	28.17	300.00	NM	0.36	1.15	10.43	382	9.39	1.55	0.63	6.72	0.63	6.72
ACFC Atl Cst Fed Cp of GA MHC(40.0)	13.35	77.68	0.25	6.52	37.08	204.75	30.85	210.57	NM	0.00	0.00	0.00	629	15.07	0.64	0.83	5.52	0.58	3.83
BCSB BCSB Bankcorp MHC of MD (36.3)	16.00	34.30	0.15	7.41	NM	215.92	12.17	229.56	NM	0.50	3.13	NM	776	5.64	0.19	0.10	1.76	0.12	2.03
CFFN Capitol Fd Fn MHC of KS (29.5)	37.16	810.01	-1.25	11.43	NM	325.11	32.20	325.11	NM	2.00	5.38	NM	8,550	9.90	0.10	-1.09	-10.13	-1.09	-10.13
CHFN Charter Fincl MHC of GA (19.3)	35.89	136.09	0.31	14.81	NM	242.34	62.41	247.35	NM	1.00	2.79	NM	1,127	25.75	0.56	0.89	3.55	0.57	2.29
CHEV Cheviot Fin Cp MHC of OH(45.0)	12.25	54.67	0.23	7.86	NM	155.85	43.92	155.85	NM	0.24	1.96	NM	277	28.18	NA	0.47	1.68	0.83	2.96
CSBK Clifton Svg Bp MHC of NJ(45.0)	11.80	162.12	0.15	6.65	NM	177.44	43.32	177.44	NM	0.20	1.69	NM	832	24.41	NA	0.59	2.28	0.59	2.28
FFFS First Fed Serv MHC of IL(45.0)	14.30	25.23	0.49	9.24	29.18	154.76	41.68	154.76	29.18	0.28	1.96	25.71	134	26.93	0.12	1.50	8.75	1.50	8.75
GOV Gouverneur Bcp MHC of NY(42.6)	14.50	14.09	0.36	8.00	38.16	181.25	30.13	181.25	NM	0.28	1.93	NM	110	16.62	0.43	0.86	4.84	0.82	4.59
GCBC Green Co Bcrp MHC of NY (43.9)	34.90	31.51	1.51	15.40	23.27	226.62	24.98	226.62	23.11	0.88	2.52	25.58	287	11.02	0.11	1.10	10.14	1.11	10.21
HOME Home Fed Bncp MHC of ID (41.0)	12.75	79.43	0.01	6.59	NM	193.47	31.37	193.47	NM	0.00	0.00	0.00	618	16.21	0.11	0.05	0.30	0.02	0.15
JXSB Jcksnville Bcp MHC of IL(47.5)	16.25	15.06	0.42	10.52	36.11	154.47	12.61	180.76	38.69	0.30	1.85	33.68	253	8.16	1.01	0.34	4.35	0.32	4.06
KFED K-Fed Bancorp MHC of CA (39.1)	14.30	81.34	0.29	6.23	NM	229.53	34.54	241.55	NM	0.20	1.40	26.66	609	15.05	NA	0.73	4.84	0.70	4.68
KFFB KY Fst Fed Bp MHC of KY (45.0)	10.74	41.54	0.21	7.42	NM	144.74	31.29	194.92	NM	0.40	3.72	NM	295	21.62	NA	0.61	2.83	0.61	2.83
KRNY Kearny Fin Cp MHC of NJ (30.0)	11.69	255.09	0.16	6.61	NM	176.85	40.73	214.50	NM	0.00	0.00	0.00	2,088	23.03	NA	0.56	2.42	0.56	2.42
NVSL Naug Vlly Fin MHC of CT (45.0)	11.23	38.43	0.21	6.78	NM	165.63	32.17	166.37	NM	0.16	1.42	NM	265	19.42	0.25	0.03	0.15	0.54	3.11
NWSB Northwest Bcrp MHC of PA(43.0)	21.55	457.53	1.04	11.17	20.33	192.93	17.18	266.71	20.72	0.48	2.23	19.41	6,333	8.90	0.62	0.89	10.27	0.88	10.08
OSHC Ocean Shr Hldg MHC of NJ(45.7)	11.00	44.02	0.28	6.86	NM	160.35	18.23	160.35	39.29	0.00	0.00	0.00	529	11.37	NA	-0.05	-0.61	0.47	5.71
ONFC Oneida Fincl MHC of NY (42.5)	13.04	41.47	0.50	7.00	29.64	186.29	23.23	249.33	26.08	0.40	3.07	NM	422	12.47	0.14	0.78	6.47	0.88	7.35
PSBH PSB Hldgs Inc MHC of CT (46.3)	10.80	34.70	0.25	7.53	NM	143.43	23.09	143.43	NM	0.20	1.85	NM	325	16.10	0.22	0.21	1.81	0.52	4.53
PBHC Pathfinder BC MHC of NY (35.3)	17.89	15.47	0.32	8.91	31.39	200.79	14.51	252.33	NM	0.41	2.29	NM	302	7.23	0.88	0.47	6.41	0.26	3.60
PBCT Peoples Bank MHC of CT (41.8)	40.48	1585.40	0.88	12.78	19.00	316.74	35.47	348.66	NM	1.16	2.87	NM	10,718	11.20	0.27	1.84	17.55	0.76	7.25
SIFI SI Fin Gp Inc MHC of CT (40.0)	11.25	56.54	0.25	6.43	NM	174.96	22.63	175.51	NM	0.00	0.00	0.00	625	12.94	0.15	0.10	0.78	0.51	3.91
WFD Westfield Finl MHC of MA(43.8)	24.30	106.14	0.58	11.83	38.57	205.41	30.42	205.41	NM	0.40	1.65	30.20	797	14.81	0.27	0.79	5.22	0.73	4.81

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-3
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2004 (000)	Proj. Pop. 2009	2000-2004 % Change	2004-2009 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Alliance Bank MHC of PA	Delaware	551	555	562	0.8%	1.1%	27,945	119.3%	3.6%
BCSB Bancorp, Inc., MHC of MD	Baltimore	754	779	809	3.3%	3.8%	29,125	100.3%	3.5%
Charter Financial MHC of GA	Troup	59	60	62	2.4%	2.6%	19,726	83.7%	20.9%
Cheviot Financial Corp. MHC of OH	Hamilton	845	824	797	-2.6%	-3.3%	26,615	114.8%	0.7%
Gouverneur Bancorp of NY	St. Lawrence	112	111	109	-1.3%	-1.7%	17,212	66.6%	5.5%
Greene Co. Bancorp MHC of NY	Greene	48	49	49	1.0%	1.1%	21,491	83.2%	34.7%
Jacksonville SB MHC of IL	Morgan	37	36	35	-2.1%	-2.7%	20,316	78.8%	29.9%
Oneida Financial MHC of NY	Madison	69	70	70	0.4%	0.4%	21,531	83.3%	41.5%
Pathfinder Bancorp MHC of NY	Oswego	122	123	124	0.6%	0.6%	18,569	71.9%	24.1%
Westfield Financial Group MHC of MA	Hampden	456	460	463	0.8%	0.6%	21,661	72.6%	9.6%
	Averages:	**305**	**307**	**308**	**0.3%**	**0.3%**	**22,419**	**87.4%**	**17.4%**
	Medians:	**117**	**117**	**116**	**0.7%**	**0.6%**	**21,511**	**83.3%**	**15.2%**
United Financial Bancorp MHC of MA	**Hampden**	**456**	**460**	**463**	**0.8%**	**0.6%**	**21,661**	**72.6%**	**9.0%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2004.

Sources: SNL Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of March 4, 2005

	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From						Tangible	
Financial Institution	Price/ Share(1) ($)	Outst-anding (000)	Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(144)	22.14	19,519	437.1	25.02	18.70	22.06	0.25	0.22	-2.18	1.23	1.12	14.73	13.34	164.10
SAIF-Insured Thrifts(120)	21.58	15,903	375.6	24.33	18.15	21.52	0.11	0.78	-1.96	1.20	1.07	14.57	13.33	165.16
BIF-Insured Thrifts(24)	24.96	37,601	744.6	28.47	21.43	24.78	0.93	-2.56	-3.29	1.40	1.35	15.52	13.36	158.80
NYSE Traded Companies(13)	30.78	96,765	2,356.1	33.75	24.46	29.86	2.65	4.88	-1.32	2.14	1.69	17.75	15.13	226.83
AMEX Traded Companies(8)	22.33	4,477	93.8	25.70	19.77	22.35	0.06	6.78	-3.91	1.17	1.13	15.98	15.44	189.55
NASDAQ Listed OTC Companies(123)	21.18	11,901	246.0	24.01	18.00	21.19	-0.01	-0.68	-2.17	1.14	1.06	14.32	13.02	155.68
California Companies(11)	31.95	23,813	901.6	33.61	24.25	31.12	1.73	8.58	-0.55	2.32	1.63	17.88	17.02	243.77
Florida Companies(8)	23.92	24,785	595.9	26.42	18.06	23.50	1.70	16.71	-5.85	1.14	1.14	10.03	9.56	138.35
Mid-Atlantic Companies(36)	20.53	38,889	803.1	24.08	17.14	20.52	-0.07	-3.05	-4.17	1.07	0.99	12.67	10.82	150.31
Mid-West Companies(53)	21.13	8,389	182.5	24.19	18.51	21.16	-0.07	-2.78	-0.90	1.12	1.02	15.90	14.61	164.33
New England Companies(11)	25.63	20,198	341.0	28.88	22.60	25.53	0.53	2.69	-2.24	1.32	1.29	16.13	14.94	166.42
North-West Companies(8)	24.98	18,042	462.8	26.50	20.87	24.93	0.28	6.39	-0.53	1.52	1.45	15.58	13.43	158.50
South-East Companies(13)	18.68	8,395	124.2	21.08	16.35	18.82	-0.31	-0.60	-2.55	0.90	0.76	13.84	13.21	133.49
South-West Companies(3)	16.08	11,797	208.1	17.17	13.67	15.46	3.69	-1.57	-3.40	0.86	0.59	12.56	7.63	187.69
Western Companies (Excl CA)(1)	12.50	6,621	82.8	13.91	9.95	12.50	0.00	19.96	-0.08	3.31	6.52	13.94	13.94	285.28
Thrift Strategy(136)	21.69	16,750	368.0	24.60	18.39	21.62	0.21	-0.20	-2.13	1.19	1.09	14.64	13.32	161.08
Mortgage Banker Strategy(6)	27.39	83,675	1,995.4	29.15	22.12	27.09	1.23	6.95	-3.00	1.83	1.51	15.29	12.06	206.36
Real Estate Strategy(1)	13.30	7,034	93.6	16.34	11.65	13.60	-2.21	-3.55	-3.62	0.76	0.55	9.21	9.21	114.08
Diversified Strategy(1)	58.59	7,086	415.2	62.75	45.03	57.65	1.63	18.72	-2.35	3.66	3.57	27.70	27.55	353.23
Companies Issuing Dividends(132)	22.30	20,302	449.0	25.13	18.95	22.25	0.16	0.26	-2.04	1.24	1.13	14.86	13.50	160.93
Companies Without Dividends(12)	20.38	10,485	299.4	23.68	15.75	19.96	1.21	-0.18	-3.74	1.11	1.06	13.12	11.44	201.79
Equity/Assets <6%(15)	20.39	19,019	459.0	23.29	17.39	20.37	-0.08	0.25	-3.88	1.45	1.41	12.49	11.18	230.00
Equity/Assets 6-12%(94)	24.24	14,773	371.4	27.22	20.28	24.12	0.38	1.11	-1.63	1.41	1.22	15.44	14.35	181.16
Equity/Assets >12%(35)	17.51	31,788	595.3	20.11	15.20	17.51	0.05	-2.05	-2.89	0.70	0.75	13.81	11.64	94.36
Converted Last 3 Mths (no MHC)(139)	22.09	19,004	424.4	24.96	18.73	22.03	0.20	-0.32	-2.04	1.22	1.14	14.86	13.44	165.31
Actively Traded Companies(13)	28.64	44,218	1,127.6	32.20	24.58	28.48	0.63	-1.91	-2.76	1.70	1.65	17.50	15.12	200.37
Market Value Below $20 Million(8)	11.60	1,660	15.8	15.35	10.70	11.67	-0.73	-15.44	-3.51	-0.04	-0.53	10.86	10.54	139.43
Holding Company Structure(139)	22.10	20,147	451.4	24.92	18.67	22.02	0.28	0.22	-2.11	1.24	1.14	14.76	13.33	163.81
Assets Over $1 Billion(56)	25.12	44,501	1,013.8	27.85	20.60	24.84	1.02	1.59	-3.32	1.52	1.36	14.53	12.34	174.04
Assets $500 Million-$1 Billion(41)	22.08	5,155	103.0	24.59	18.48	22.11	-0.09	4.05	-1.80	1.29	1.25	14.82	13.68	167.99
Assets $250-$500 Million(25)	20.77	2,237	41.7	23.99	18.67	20.86	-0.41	-5.08	-0.28	1.18	1.01	16.52	15.48	182.48
Assets less than $250 Million(22)	16.19	1,708	26.4	19.71	14.23	16.22	-0.36	-4.36	-2.13	0.45	0.38	13.00	12.83	110.29
Goodwill Companies(102)	23.46	23,842	552.1	26.19	19.67	23.32	0.51	0.61	-2.03	1.31	1.15	15.22	13.30	171.30
Non-Goodwill Companies(41)	18.92	6,608	118.8	22.21	16.35	19.01	-0.54	-0.69	-2.63	1.05	1.06	13.60	13.60	148.52
Acquirors of FSLIC Cases(5)	28.30	31,688	1,005.2	32.49	22.67	27.74	1.31	-9.15	-1.65	1.14	0.76	18.54	17.45	239.05

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 4, 2005

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(27)	18.49	19,823	172.7	20.85	15.25	18.16	1.70	7.05	-2.61	0.38	0.34	8.89	8.34	69.83
SAIF-Insured Thrifts(16)	16.05	19,140	122.9	17.98	13.62	15.86	1.45	10.97	-1.12	0.14	0.16	8.17	7.80	56.23
BIF-Insured Thrifts(11)	22.83	21,038	261.1	25.96	18.15	22.25	2.14	0.08	-5.28	0.80	0.67	10.16	9.29	94.00
AMEX Traded Companies(2)	19.40	6,130	60.1	21.25	14.16	19.36	0.94	2.13	-4.29	0.51	0.47	9.91	9.91	64.01
NASDAQ Listed OTC Companies(25)	18.41	21,014	182.5	20.82	15.35	18.06	1.76	7.48	-2.47	0.37	0.33	8.80	8.20	70.33
California Companies(1)	14.30	14,715	81.3	15.62	10.47	13.86	3.17	43.00	-4.41	0.30	0.29	6.23	5.92	41.40
Mid-Atlantic Companies(13)	17.93	18,368	106.8	20.82	15.22	17.63	1.72	-0.90	-2.53	0.49	0.50	8.74	7.99	81.51
Mid-West Companies(5)	18.14	19,695	189.3	19.43	14.73	17.71	2.83	5.13	0.37	0.01	0.02	9.29	8.61	68.16
New England Companies(5)	19.61	26,197	364.2	21.40	15.12	19.05	1.85	13.33	-3.12	0.58	0.43	9.07	8.83	65.08
South-East Companies(2)	24.62	17,074	106.9	29.65	21.27	24.78	-1.10	11.69	-10.48	0.42	0.28	10.67	10.43	50.39
Western Companies (Excl CA)(1)	12.75	15,209	79.4	13.24	11.60	12.86	-0.86	27.50	1.59	0.02	0.01	6.59	6.59	40.65
Thrift Strategy(26)	17.58	16,737	113.8	19.87	14.74	17.35	1.45	5.90	-2.89	0.31	0.32	8.72	8.20	67.98
Diversified Strategy(1)	40.48	93,900	1,585.4	44.48	27.58	37.65	7.52	34.66	4.09	2.13	0.88	12.78	11.61	114.14
Companies Issuing Dividends(21)	20.45	18,731	195.1	23.26	16.49	20.04	1.99	2.08	-3.45	0.45	0.39	9.55	8.90	77.78
Companies Without Dividends(6)	12.28	23,282	101.7	13.22	11.33	12.20	0.75	22.78	0.02	0.15	0.21	6.79	6.57	44.65
Equity/Assets <6%(1)	16.00	5,900	34.3	21.25	13.15	16.71	-4.25	-20.91	-4.48	0.13	0.15	7.41	6.97	131.46
Equity/Assets 6-12%(9)	26.31	29,642	372.6	29.77	21.22	25.54	2.60	-1.80	-3.51	0.64	0.49	10.94	9.98	114.77
Equity/Assets >12%(17)	14.74	15,784	81.4	16.37	12.40	14.56	1.62	13.22	-2.05	0.26	0.29	7.95	7.60	43.50
Holding Company Structure(24)	17.99	16,201	113.1	20.32	15.12	17.77	1.38	4.65	-2.82	0.31	0.33	8.93	8.37	71.04
Assets Over $1 Billion(6)	29.35	62,159	648.8	32.80	23.77	28.53	2.83	5.50	-1.56	0.52	0.23	11.36	10.22	88.24
Assets $500 Million-$1 Billion(9)	14.26	14,231	82.1	16.08	11.99	14.33	-0.15	15.27	-3.82	0.21	0.25	7.36	7.26	57.69
Assets $250-$500 Million(10)	17.60	5,611	32.7	20.08	14.67	17.13	2.82	-4.08	-2.04	0.46	0.48	9.09	8.31	78.09
Assets less than $250 Million(2)	14.40	3,102	19.7	15.94	11.25	14.10	2.14	24.04	-2.37	0.44	0.43	8.62	8.62	41.22
Goodwill Companies(12)	18.58	25,333	232.9	21.51	15.19	18.21	1.72	5.92	-2.42	0.51	0.40	8.76	7.78	77.90
Non-Goodwill Companies(14)	19.05	15,249	123.4	21.04	15.75	18.79	1.19	8.15	-3.64	0.26	0.30	9.13	9.13	64.71
MHC Institutions(27)	18.49	19,823	172.7	20.85	15.25	18.16	1.70	7.05	-2.61	0.38	0.34	8.89	8.34	69.83
MHC Converted Last 3 Months(27)	18.49	19,823	172.7	20.85	15.25	18.16	1.70	7.05	-2.61	0.38	0.34	8.89	8.34	69.83

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 4, 2005

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From						Tangible	
		Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	25.91	110,305	2,858.0	27.81	22.17	24.93	3.93	-0.35	-2.78	1.99	2.04	12.42	10.74	212.28
BBX	BankAtlantic Bancorp of FL	18.40	60,090	1,105.7	20.12	14.37	18.09	1.71	-1.87	-7.54	1.18	1.38	7.81	6.36	105.79
CFB	Commercial Federal Corp. of NE	28.28	39,254	1,110.1	30.38	24.22	27.55	2.65	-0.18	-4.81	1.95	1.97	20.11	15.65	291.73
DSL	Downey Financial Corp. of CA	64.30	27,854	1,791.0	65.20	46.40	62.65	2.63	19.03	12.81	3.87	3.05	36.18	36.06	561.82
FED	FirstFed Financial Corp. of CA	53.95	16,499	890.1	55.25	38.16	51.14	5.49	22.53	4.01	3.99	3.77	28.94	28.62	452.69
FBC	Flagstar Bancorp, Inc. of MI	20.99	61,357	1,287.9	28.11	18.00	20.47	2.54	-17.13	-7.12	2.52	1.60	11.92	11.92	208.34
NDE	IndyMac Bancorp, Inc. of CA	37.65	61,995	2,334.1	39.15	29.21	36.22	3.95	8.82	9.29	3.41	-1.18	20.39	19.07	271.40
NYB	New York Community Bcrp of NY*	18.89	265,191	5,009.5	34.50	17.04	18.44	2.44	-41.43	-8.17	1.34	1.72	12.02	4.33	90.53
NAL	NewAlliance Bancshares of CT*	14.64	114,159	1,671.3	15.76	12.92	14.37	1.88	46.40	-4.31	0.04	0.36	12.41	8.24	54.87
PFB	PFF Bancorp, Inc. of Pomona CA	28.77	25,468	732.7	31.45	23.03	28.82	-0.17	19.88	-6.86	1.75	1.62	13.62	13.57	152.08
PFS	Provident Fin. Serv. Inc of NJ*	18.06	74,079	1,337.9	19.71	15.91	17.85	1.18	-7.05	-6.76	0.55	0.51	15.32	9.38	88.28
SOV	Sovereign Bancorp, Inc. of PA	23.00	349,800	8,045.4	23.80	19.31	22.96	0.17	4.17	2.00	1.23	1.17	13.77	6.88	159.39
WES	Westcorp of Irvine CA	47.33	51,895	2,456.2	47.45	37.25	44.64	6.03	10.61	3.05	4.01	4.01	25.82	25.81	299.55
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	35.03	5,874	205.8	39.20	32.46	34.99	0.11	-3.23	-5.71	1.96	1.83	22.43	21.19	223.04
CNY	Carver Bancorp, Inc. of NY	18.80	2,480	46.6	24.49	17.85	18.38	2.29	-22.47	-6.00	1.28	2.14	18.37	18.37	248.41
EFC	EFC Bancorp, Inc of Elgin IL	26.37	4,745	125.1	28.49	23.00	26.42	-0.19	-0.11	1.23	1.44	1.57	18.03	18.03	211.57
FDT	Federal Trust Corp of FL	10.00	7,925	79.3	10.75	7.40	9.93	0.70	30.04	-1.96	0.42	0.37	4.90	4.90	68.87
GOV	Gouverneur Bcp MHC of NY(42.6)	14.50	2,284	14.1	16.50	11.50	14.00	3.57	5.07	-2.68	0.38	0.36	8.00	8.00	48.13
SZB	SouthFirst Bancshares of AL	15.10	719	10.9	18.75	14.85	15.00	0.67	-13.96	-1.95	-0.71	-1.49	14.41	13.65	200.05
TSH	Teche Hlding Cp of N Iberia LA	36.50	2,242	81.8	41.75	34.10	36.84	-0.92	0.69	-4.58	2.56	2.49	26.82	25.03	299.73
WSB	Washington SB, FSB of Bowie MD	14.54	7,354	106.9	16.45	8.76	14.87	-2.22	56.51	-8.44	1.27	0.97	6.90	6.90	75.21
WFD	Westfield Finl MHC of MA(43.8)*	24.30	9,976	106.1	26.00	16.81	24.72	-1.70	-0.82	-5.89	0.63	0.58	11.83	11.83	79.88
WRO	Woronoco Bancorp, Inc. of MA(8)*	34.88	3,834	133.7	40.20	27.75	34.91	-0.09	-3.08	-4.91	0.67	1.31	21.23	20.39	239.51
NASDAQ Listed OTC Companies															
ASBP	ASB Financial Corp. of OH	21.74	1,702	37.0	29.24	19.78	20.25	7.36	-12.34	-1.18	1.19	1.17	10.96	10.96	101.62
ABBC	Abington Com Bcp MHC PA (45.0)	13.63	15,870	97.3	13.74	12.79	13.49	1.04	36.30	1.94	0.31	0.31	7.75	7.75	45.24
AABC	Access Anytime Bancorp of NM	14.25	1,698	24.2	15.01	13.00	14.42	-1.18	1.86	-4.87	0.66	0.24	12.30	5.70	216.45
ALLB	Alliance Bank MHC of PA (20.0)*	31.26	3,441	21.5	41.50	26.45	32.49	-3.79	-19.85	-20.94	0.69	0.69	10.42	10.42	110.95
ASBI	Ameriana Bancorp of IN	15.10	3,151	47.6	18.00	14.07	14.80	2.03	-8.37	-5.86	0.45	0.39	12.26	12.08	136.01
ABCW	Anchor BanCorp Wisconsin of WI	27.80	22,959	638.3	29.75	23.94	27.60	0.72	6.43	-4.63	1.93	1.62	13.97	13.08	171.37
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	13.35	14,548	77.7	15.15	11.37	13.64	-2.13	33.50	-3.05	0.36	0.25	6.52	6.34	43.27
ALFC	Atlantic Liberty Fincl of NY	23.36	1,693	39.5	24.25	16.48	23.44	-0.34	18.58	-0.60	1.16	1.48	16.34	16.34	109.54
BCSB	BCSB Bankcorp MHC of MD (36.3)	16.00	5,900	34.3	21.25	13.15	16.71	-4.25	-20.91	-4.48	0.13	0.15	7.41	6.97	131.46
BFCF	BFC Financial Corp. of FL(8)	13.24	21,293	281.9	14.18	8.64	12.51	5.84	5.08	4.66	0.00	0.00	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI	12.25	73,485	900.2	12.59	9.65	12.11	1.16	9.38	0.66	0.40	0.40	9.12	8.35	46.88
BKUNA	BankUnited Fin. Corp. of FL	28.47	30,239	860.9	32.95	24.18	28.30	0.60	-1.45	-10.89	1.76	1.68	16.39	15.46	294.81
BRBI	Blue River Bancshares of IN	5.33	3,406	18.2	6.85	5.06	5.30	0.57	-13.33	2.90	0.06	0.05	4.77	3.73	62.73
BYFC	Broadway Financial Corp. of CA	11.25	1,520	17.1	13.94	11.01	11.54	-2.51	-15.41	-9.93	1.07	0.97	8.91	8.91	181.93
BRKL	Brookline Bancorp, Inc. of MA*	15.64	59,143	925.0	16.45	13.75	15.24	2.62	-2.25	-4.17	0.30	0.28	9.89	9.89	28.65
CITZ	CFS Bancorp, Inc of Munster IN	14.26	12,385	176.6	15.15	12.44	14.22	0.28	-5.37	-0.07	-2.02	-1.96	10.45	10.34	107.10
CFFN	Capitol Fd Fn MHC of KS (29.5)	37.16	74,073	810.0	37.31	29.27	36.40	2.09	1.95	3.22	-1.25	-1.25	11.43	11.43	115.42
CEBK	Central Bncrp of Somerville MA*	28.50	1,589	45.3	38.00	26.00	28.50	0.00	-21.60	-1.72	1.19	0.91	24.39	22.98	320.57
GCFC	Central Federal Corp. of OH	11.94	2,185	26.1	18.00	10.95	12.84	-7.01	-9.34	-10.90	-1.14	-1.04	8.42	8.42	67.94
CHFN	Charter Fincl MHC of GA (19.3)	35.89	19,599	136.1	44.15	31.17	35.92	-0.08	-10.12	-17.91	0.48	0.31	14.81	14.51	57.51
CHEV	Cheviot Fin Cp MHC of OH(45.0)	12.25	9,919	54.7	13.75	10.17	12.04	1.74	-7.96	-2.78	0.13	0.23	7.86	7.86	27.89
CTZN	Citizens First Bancorp of MI	24.15	8,271	199.7	26.40	20.53	24.29	-0.58	-0.41	-0.12	1.08	1.04	19.56	17.90	163.11
CFSB	Citizens First Fin Corp. of IL(8)	33.56	1,550	52.0	33.99	22.04	33.13	1.30	42.93	3.29	1.93	2.15	23.26	23.26	211.78
CSBC	Citizens South Banking of NC	13.49	7,432	100.3	14.35	12.40	13.38	0.82	-2.67	-5.47	0.40	0.44	9.74	8.74	68.48
CSBK	Clifton Svg Bp MHC of NJ(45.0)	11.80	30,530	162.1	14.25	10.50	11.65	1.29	-3.67	-2.88	0.15	0.15	6.65	6.65	27.24
CFCP	Coastal Fin. Corp. of SC	14.96	17,536	262.3	18.44	10.74	15.04	-0.53	17.89	-14.12	0.89	0.86	5.09	5.09	78.90
CCBI	Commercial Capital Bcrp of CA	22.19	54,520	1,209.8	24.99	14.70	21.89	1.37	-0.36	-4.27	1.03	0.97	11.47	4.80	92.15
CFFC	Community Fin. Corp. of VA	23.52	2,081	48.9	24.55	18.20	23.67	-0.63	12.00	5.99	1.77	1.77	14.98	14.98	182.02
CIBI	Community Inv. Bncp, Inc of OH	13.00	1,070	13.9	16.84	12.87	13.50	-3.70	-16.88	-11.86	0.82	0.76	12.38	12.38	110.86
DCOM	Dime Community Bancshars of NY*	15.81	37,166	587.6	21.39	15.15	15.55	1.67	-25.18	-11.73	1.24	1.23	7.58	6.08	90.87
ESBF	ESB Financial Corp. of PA	13.65	10,677	145.7	15.65	10.63	13.81	-1.16	-6.76	-5.54	0.91	0.84	9.16	8.46	130.07
ESBK	Elmira Svgs Bank, FSB of NY*	31.88	1,096	34.9	33.35	26.86	31.27	1.95	10.46	2.84	2.37	2.06	20.32	19.91	291.03
FFDF	FFD Financial Corp of Dover OH	16.00	1,178	18.8	16.75	13.00	16.40	-2.44	10.19	-0.06	0.59	0.48	14.35	14.35	117.48
FFLC	FFLC Bancorp of Leesburg FL(8)	42.25	5,408	228.5	42.25	24.26	41.45	1.93	46.70	20.37	1.85	1.79	15.62	15.62	196.98

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 4, 2005

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
		Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	2004(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
FFWC	FFW Corporation of Wabash IN	21.06	1,292	27.2	25.75	20.08	21.80	-3.39	-12.83	-1.96	0.46	1.31	18.12	17.36	199.44
FMCO	FMS Fin Corp. of Burlington NJ	20.02	6,502	130.2	23.00	15.15	20.50	-2.34	13.30	-4.67	1.35	1.28	10.82	10.42	192.25
FSBI	Fidelity Bancorp, Inc. of PA	23.50	2,643	62.1	25.49	19.75	23.50	0.00	3.39	-6.75	1.69	1.53	15.72	14.65	244.68
FFFL	Fidelity Bankshares, Inc of FL	26.45	24,425	646.0	28.85	20.41	25.90	2.12	4.92	-7.23	0.86	0.91	8.28	8.17	141.03
FBTC	First BancTrust Corp of IL	12.27	2,495	30.6	13.75	11.05	12.73	-3.61	1.74	3.46	0.49	0.41	11.04	11.04	92.55
FBEI	First Bancorp of Indiana of IN	21.00	1,609	33.8	22.50	19.05	20.07	4.63	-0.76	8.25	0.30	0.17	18.57	17.34	172.73
FBSI	First Bancshares, Inc. of MO	21.70	1,602	34.8	22.15	18.25	20.67	4.98	7.59	5.85	1.82	1.81	17.85	17.57	162.34
FCAP	First Capital, Inc. of IN	19.28	2,800	54.0	24.25	19.28	19.55	-1.38	-12.52	-8.19	1.24	1.23	16.06	13.94	151.51
FCPL	First Community Bk Corp of FL	25.45	2,221	56.5	29.43	15.98	24.59	3.50	47.62	-7.86	0.86	0.82	10.42	10.22	101.76
FDEF	First Defiance Fin. Corp of OH	28.16	6,280	176.8	29.99	22.01	28.99	-2.86	2.66	-2.39	1.72	1.51	20.20	17.19	179.41
FFFS	First Fed Serv MHC of IL(45.0)	14.30	3,920	25.2	15.37	11.00	14.20	0.70	43.00	-2.05	0.49	0.49	9.24	9.24	34.31
FFBH	First Fed. Bancshares of AR	25.00	5,094	127.4	25.13	18.00	24.35	2.67	19.05	11.01	1.53	1.45	14.78	14.78	147.56
FFBI	First Federal Bancshares of IL	26.31	1,330	35.0	34.85	20.10	26.37	-0.23	-23.85	22.32	1.35	1.11	18.14	16.94	234.95
FFSX	First Federal Bankshares of IA	22.35	3,652	81.6	24.00	20.00	22.00	1.59	1.64	-1.97	1.59	1.69	19.69	14.59	156.45
FFCH	First Fin. Holdings Inc. of SC	28.54	12,307	351.2	34.14	25.75	29.05	-1.76	-4.64	-12.83	2.05	2.10	13.61	11.80	199.61
FFHS	First Franklin Corp. of OH	18.80	1,655	31.1	22.00	17.63	19.00	-1.05	0.00	-4.57	0.41	0.28	14.57	14.57	165.54
FKFS	First Keystone Fin., Inc of PA	22.44	1,931	43.3	28.99	21.40	22.51	-0.31	-17.20	-4.92	1.03	0.81	15.36	15.36	294.60
CASH	First Midwest Fin., Inc. of IA	23.38	2,493	58.3	26.00	20.26	23.37	0.04	8.74	0.78	1.38	1.62	18.58	17.22	324.28
FMSB	First Mutual Bncshrs Inc of WA*	26.20	5,288	138.5	26.80	21.55	26.11	0.34	11.82	1.99	1.76	1.53	11.24	11.24	189.82
FNFG	First Niagara Fin. Group of NY*	13.98	82,172	1,148.8	14.85	11.49	13.44	4.02	-3.79	0.22	0.43	0.42	8.72	7.34	42.96
FNFI	First Niles Fin., Inc. of OH	15.50	1,385	21.5	20.70	15.25	15.66	-1.02	-8.82	-15.25	0.75	0.62	11.65	11.65	71.65
FPTB	First PacTrust Bancorp of CA	27.19	4,645	126.3	27.90	19.53	27.42	-0.84	19.94	-0.59	1.10	1.09	16.87	16.87	145.22
FPFC	First Place Fin. Corp. of OH	20.48	14,989	307.0	23.27	16.44	20.14	1.69	7.79	-8.53	0.78	0.83	15.20	10.37	159.14
FBNW	FirstBank NW Corp. of WA	28.11	2,989	84.0	30.27	24.50	28.34	-0.81	-6.58	-1.06	2.11	1.78	23.89	17.28	257.47
FFIC	Flushing Fin. Corp. of NY*	18.04	19,232	346.9	21.49	16.35	18.00	0.22	-5.00	-10.07	1.18	1.17	8.35	8.15	107.01
FBTX	Franklin Bank Corp of TX*	17.90	21,896	391.9	19.33	14.33	16.49	8.55	-4.99	-1.92	1.06	0.94	12.82	9.56	158.92
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	20.46	1,147	23.5	25.98	19.00	19.81	3.28	-21.25	-11.04	1.15	1.25	16.67	16.67	189.41
GSLA	GS Financial Corp. of LA	18.12	1,305	23.6	20.00	17.73	19.48	-6.98	-4.68	0.67	0.15	0.53	22.18	22.18	153.31
PEDE	Great Pee Dee Bancorp of SC	15.96	1,815	29.0	18.50	14.99	17.09	-6.61	-4.72	6.19	0.68	0.64	14.76	14.24	94.67
GAFC	Greater Atlant. Fin Corp of VA	6.12	3,012	18.4	7.75	5.70	6.22	-1.61	-15.82	-2.08	-0.81	-2.61	5.86	5.44	131.53
GCBC	Green Co Bcrp MHC of NY (43.9)*	34.90	2,057	31.5	35.50	28.16	32.01	9.03	-1.66	5.89	1.50	1.51	15.40	15.40	139.71
HFFC	HF Financial Corp. of SD	21.05	3,555	74.8	21.60	14.05	20.90	0.72	15.98	15.34	1.61	1.46	15.28	13.89	238.78
HMNF	HMN Financial, Inc. of MN	31.09	4,420	137.4	33.50	24.51	32.04	-2.97	11.27	-5.76	2.10	1.93	18.95	18.02	217.35
HARB	Harbor Florida Bancshrs of FL	34.73	23,809	826.9	36.42	26.02	34.20	1.55	21.01	0.35	1.77	1.69	12.39	12.22	117.82
HARL	Harleysville Svgs Fin Cp of PA	20.05	3,840	77.0	26.00	15.45	21.14	-5.16	8.91	11.02	1.28	1.23	11.77	11.77	189.31
HWFG	Harrington West Fncl Grp of CA	17.75	5,279	93.7	19.70	15.40	17.75	0.00	7.32	-5.84	1.52	1.43	9.53	8.59	205.05
HIFS	Hingham Inst. for Sav. of MA*	43.20	2,082	89.9	44.50	39.00	42.75	1.05	1.89	-1.59	2.80	2.77	21.29	21.29	262.75
HCFC	Home City Fin. Corp. of OH	16.00	824	13.2	18.25	14.55	15.20	5.26	-0.62	3.90	0.79	0.79	15.13	14.79	192.22
HOME	Home Fed Bncp MHC of ID (41.0)	12.75	15,209	79.4	13.24	11.60	12.86	-0.86	27.50	1.59	0.02	0.01	6.59	6.59	40.65
HLFC	Home Loan Financial Corp of OH	21.75	1,689	36.7	21.87	18.60	21.49	1.21	7.67	7.41	1.00	0.93	13.51	13.51	94.90
HFBC	HopFed Bancorp, Inc. of KY	16.72	3,638	60.8	18.35	16.03	16.75	-0.18	-8.43	-2.28	1.10	1.01	13.48	11.95	157.53
HRZB	Horizon Financial Corp. of WA*	21.94	10,121	222.1	22.56	16.73	21.29	3.05	13.68	6.61	1.30	1.16	10.69	10.64	92.15
HCBK	Hudson Cty Bcp MHC of NJ(34.1)(8)*	37.31	186,146	2,367.2	41.00	31.40	37.46	-0.40	-3.96	1.33	1.29	1.24	7.54	7.54	108.23
ICBC	Independence Comm Bnk Cp of NY*	40.50	84,929	3,439.6	43.38	34.83	40.52	-0.05	0.92	-4.88	2.31	2.29	26.42	11.98	207.61
IFSB	Independence FSB of DC	10.00	1,552	15.5	23.64	8.53	10.21	-2.06	-57.70	-9.01	-2.12	-3.19	11.03	11.03	118.63
JXSB	Jcksnville Bcp MHC of IL(47.5)	16.25	1,966	15.1	19.95	13.20	15.90	2.20	-18.71	-3.96	0.45	0.42	10.52	8.99	128.86
JFBI	Jefferson Bancshares Inc of TN	13.26	7,822	103.7	14.15	11.30	13.16	0.76	-5.08	0.84	0.49	0.50	11.27	11.27	38.73
KFED	K-Fed Bancorp MHC of CA (39.1)	14.30	14,715	81.3	15.62	10.47	13.86	3.17	43.00	-4.41	0.30	0.29	6.23	5.92	41.40
KNBT	KNBT Bancorp, Inc. of PA	15.98	30,601	489.0	17.99	14.17	16.26	-1.72	-9.72	-5.44	-0.01	0.46	12.61	11.15	74.91
KFFB	KY Fst Fed Bp MHC of KY (45.0)	10.74	8,596	41.5	10.79	10.00	10.00	7.40	7.40	7.40	0.21	0.21	7.42	5.51	34.32
KRNY	Kearny Fin Cp MHC of NJ (30.0)	11.69	72,738	255.1	11.73	11.00	11.20	4.37	16.90	16.90	0.16	0.16	6.61	5.45	28.70
LSBX	LSB Corp of No. Andover MA*	17.95	4,337	77.8	21.89	15.00	18.05	-0.55	0.84	-3.08	1.08	1.38	13.34	13.34	119.55
LSBI	LSB Fin. Corp. of Lafayette IN*	25.83	1,437	37.1	27.90	20.95	26.75	-3.44	0.47	-0.65	2.27	1.99	21.15	21.15	247.07
LARL	Laurel Capital Group Inc of PA	22.72	1,940	44.1	26.20	19.39	23.88	-4.86	-2.66	5.48	0.93	0.92	14.28	12.48	159.02
LNCB	Lincoln Bancorp of IN	18.63	5,367	100.0	21.42	16.12	19.00	-1.95	-11.50	-3.42	0.70	0.71	18.87	13.65	154.44
MAFB	MAF Bancorp, Inc. of IL	43.86	33,273	1,459.4	47.25	39.27	43.38	1.11	-0.88	-2.14	3.05	2.86	29.28	19.72	290.97
MFBC	MFB Corp. of Mishawaka IN	28.00	1,332	37.3	35.00	26.62	29.00	-3.45	-12.64	-6.67	2.02	1.30	26.81	26.81	321.27
MASB	MassBank Corp. of Reading MA*	37.34	4,382	163.6	42.01	32.05	37.02	0.86	-10.67	-0.29	1.68	1.48	25.11	24.86	222.77
MTXC	Matrix Bancorp, Inc. of CO	12.50	6,621	82.8	13.91	9.95	12.50	0.00	19.96	-0.08	3.31	6.52	13.94	13.94	285.28
MFLR	Mayflower Co-Op. Bank of MA*	17.00	2,052	34.9	20.20	14.67	17.25	-1.45	-9.86	-3.68	0.89	0.78	8.93	8.89	111.51
MCBF	Monarch Community Bncrp of MI	12.39	2,710	33.6	16.00	12.00	12.45	-0.48	-21.33	-4.69	-0.01	-0.10	15.39	11.68	103.54
MFSF	MutualFirst Fin. Inc. of IN	24.11	4,708	113.5	25.13	20.94	24.78	-2.70	-2.23	-0.99	1.17	1.45	18.66	18.47	178.29
NASB	NASB Fin, Inc. of Grandview MO	40.77	8,455	344.7	47.88	34.27	42.71	-4.54	3.53	2.03	3.11	1.95	16.31	15.94	167.66
NHTB	NH Thrift Bancshares of NH	18.05	4,167	75.2	18.45	13.81	17.45	3.44	20.33	9.39	1.24	1.16	10.30	7.39	143.04
NVSL	Naug Vlly Fin MHC of CT (45.0)	11.23	7,604	38.4	11.85	10.26	11.01	2.00	12.30	4.37	0.01	0.21	6.78	6.75	34.91

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 4, 2005

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/ Share(1)	Outst-anding	Capital-ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2004(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
NTBK	NetBank, Inc. of Alpharetta GA	9.07	46,528	422.0	12.76	8.88	8.88	2.14	-26.91	-12.87	-0.15	-1.39	8.90	7.20	99.34
NMIL	Newmil Bancorp, Inc. of CT*	28.94	4,197	121.5	32.33	26.36	29.72	-2.62	5.05	-7.24	2.01	1.98	13.25	11.29	177.41
FFFD	North Central Bancshares of IA	41.58	1,531	63.7	41.87	35.91	41.32	0.63	15.44	0.22	3.53	3.53	27.13	23.88	302.24
NEIB	Northeast Indiana Bncrp of IN	20.76	1,421	29.5	23.20	20.00	20.41	1.71	1.02	3.28	0.69	0.98	18.33	18.33	160.92
NEPF	Northeast PA Fin. Corp of PA(8)	22.74	3,976	90.4	22.98	15.16	22.73	0.04	24.81	0.53	0.93	0.73	14.62	12.07	209.68
NWSB	Northwest Bcrp MHC of PA(43.0)*	21.55	50,486	457.5	26.32	19.85	21.50	0.23	-15.92	-14.11	1.06	1.04	11.17	8.08	125.44
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.00	8,763	44.0	13.05	10.51	10.90	0.92	10.00	-9.09	-0.03	0.28	6.86	6.86	60.35
OCFC	OceanFirst Fin. Corp of NJ	23.87	13,024	310.9	25.99	21.30	23.74	0.55	-4.79	-3.16	1.38	0.83	10.59	10.49	146.98
ONFC	Oneida Fincl MHC of NY (42.5)*	13.04	7,525	41.5	15.10	8.74	12.55	3.90	-11.35	-5.16	0.44	0.50	7.00	5.23	56.13
PBNC	PFS Bancorp Inc. of Aurora IN	17.02	1,474	25.1	24.26	14.77	16.82	1.19	-13.82	-3.62	0.59	0.59	18.57	18.54	86.26
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	10.80	6,943	34.7	12.25	10.25	10.77	0.28	8.00	-10.00	0.10	0.25	7.53	7.53	46.78
PVFC	PVF Capital Corp. of Solon OH	13.30	7,034	93.6	16.34	11.65	13.60	-2.21	-3.55	-3.62	0.76	0.55	9.21	9.21	114.08
PPBI	Pacific Premier Bncrp of CA	12.20	5,259	64.2	15.13	9.80	12.18	0.16	-15.86	-7.99	1.28	1.40	8.37	8.37	103.28
PBCI	Pamrapo Bancorp, Inc. of NJ	22.87	4,975	113.8	29.60	19.45	23.10	-1.00	-15.73	-7.52	1.60	1.60	11.08	11.08	128.62
PFED	Park Bancorp of Chicago IL	31.50	1,072	33.8	35.05	29.97	31.50	0.00	4.34	2.61	2.37	2.23	28.53	28.53	252.03
PVSA	Parkvale Financial Corp of PA	29.75	5,589	166.3	33.20	25.21	30.59	-2.75	2.94	3.33	1.83	1.74	19.32	13.34	342.40
PRTR	Partners Trust Fin. Grp. of NY*	11.07	49,646	549.6	18.07	9.35	11.05	0.18	-38.40	-4.98	0.23	0.29	10.81	5.23	73.75
PBHC	Pathfinder BC MHC of NY (35.3)*	17.89	2,450	15.5	20.06	14.77	17.44	2.58	-4.84	6.81	0.57	0.32	8.91	7.09	123.28
PFSB	PennFed Fin. Services of NJ	15.75	13,649	215.0	18.47	13.90	15.50	1.61	-9.64	-2.05	0.99	1.00	9.04	9.00	145.03
PFDC	Peoples Bancorp of Auburn IN	21.30	3,365	71.7	28.00	20.82	21.30	0.00	-17.60	0.09	1.36	1.42	19.40	18.58	146.21
PBCT	Peoples Bank MHC of CT (41.8)*	40.48	93,900	1,585.4	44.48	27.58	37.65	7.52	34.66	4.09	2.13	0.88	12.78	11.61	114.14
PCBI	Peoples Community Bcrp. of OH	23.45	3,899	91.4	24.50	19.83	23.51	-0.26	12.25	-0.76	0.76	0.62	19.51	17.95	223.99
PSFC	Peoples Sidney Fin. Corp of OH	14.30	1,433	20.5	17.95	14.09	14.31	-0.07	-17.58	-0.42	0.69	0.69	12.26	12.26	94.47
PFSL	Pocahontas Bancorp, Inc. of AR	16.25	4,642	75.4	18.11	14.60	15.99	1.63	-1.52	5.45	0.69	0.49	11.48	8.27	158.23
PBCP	Provident Bancorp, Inc. of NY	12.94	45,911	594.1	13.80	9.77	12.95	-0.08	7.83	-1.90	0.28	0.34	9.29	5.53	55.62
PROV	Provident Fin. Holdings of CA	28.89	7,012	202.6	29.58	22.30	28.08	2.88	17.92	0.28	2.52	0.80	16.60	16.59	216.27
PULB	Pulaski Fin Cp of St. Louis MO	20.97	5,539	116.2	21.35	14.40	20.84	0.62	7.59	2.29	1.15	0.59	7.80	7.71	124.92
RPFG	Ranier Pacific Fin Group of WA*	17.19	7,672	131.9	18.35	15.22	17.57	-2.16	4.37	-3.97	0.47	0.47	12.88	12.85	97.99
RIVR	River Valley Bancorp of IN	20.38	1,607	32.8	27.49	20.00	20.51	-0.63	-25.35	-9.42	1.51	1.28	13.91	13.89	170.65
RVSB	Riverview Bancorp, Inc. of WA	21.35	4,805	102.6	22.50	19.26	21.08	1.28	9.15	-5.11	1.34	1.56	14.26	12.21	112.78
ROME	Rome Bncp Inc MHC of NY (38.5)(8)*	24.20	4,231	39.4	35.40	22.86	24.76	-2.26	-27.00	-16.55	0.57	0.54	8.57	8.57	63.38
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	11.25	12,564	56.5	12.40	10.70	11.12	1.17	12.50	-8.16	0.05	0.25	6.43	6.41	49.71
SVBI	Severn Bancorp, Inc. of MD	20.30	8,318	168.9	24.39	13.03	20.25	0.25	29.13	-15.77	1.48	1.43	6.88	6.84	82.82
SFFS	Sound Fed Bancorp, Inc. of NY	15.57	12,608	196.3	16.25	12.51	15.42	0.97	1.17	-4.18	0.46	0.47	10.40	9.29	78.08
SSFC	South Street Fin. Corp. of NC	10.10	3,059	30.9	10.80	9.05	9.50	6.32	-1.27	0.00	0.28	0.28	8.46	8.46	70.35
STSA	Sterling Financial Corp of WA	37.96	22,936	870.7	41.25	28.57	38.25	-0.76	15.20	-3.31	2.17	2.09	19.50	13.77	293.58
SYNF	Synergy Financial Group of NJ	12.75	12,452	158.8	13.69	9.00	12.56	1.51	21.43	-5.13	0.34	0.34	8.36	8.30	69.12
THRD	TF Fin. Corp. of Newtown PA	31.69	2,944	93.3	33.00	26.30	31.34	1.12	0.60	-0.97	2.23	2.23	20.80	19.26	213.65
TONE	TierOne Corp. of Lincoln NE	24.81	18,288	453.7	25.95	19.77	24.47	1.39	7.96	-0.16	1.30	1.27	15.15	12.19	166.67
TSBK	Timberland Bancorp, Inc. of WA	23.30	3,897	90.8	25.00	21.00	23.31	-0.04	2.06	1.97	1.46	1.45	19.03	17.04	137.10
TRST	TrustCo Bank Corp NY of NY	11.97	74,540	892.2	14.19	11.75	12.10	-1.07	-12.44	-13.20	0.76	0.64	3.03	3.02	38.42
UCBC	Union Community Bancorp of IN	18.00	1,928	34.7	19.14	17.15	17.87	0.73	0.84	-1.91	0.93	0.93	17.34	15.94	133.25
UCFC	United Community Fin. of OH	11.26	31,202	351.3	13.99	10.00	11.14	1.08	-9.99	0.54	0.57	0.51	8.09	6.92	73.32
UTBI	United Tenn. Bankshares of TN	19.25	1,197	23.0	20.71	16.50	19.25	0.00	6.47	-6.10	1.72	1.66	14.92	14.30	102.57
WSFS	WSFS Financial Corp. of DE*	58.59	7,086	415.2	62.75	45.03	57.65	1.63	18.72	-2.35	3.66	3.57	27.70	27.55	353.23
WVFC	WVS Financial Corp. of PA	17.25	2,445	42.2	19.75	16.00	17.20	0.29	-0.92	-1.09	1.07	0.97	11.97	11.97	172.99
WFSL	Washington Federal, Inc. of WA	23.80	86,628	2,061.7	25.25	20.12	23.49	1.32	1.45	-1.37	1.56	1.57	13.11	12.44	87.08
WAYN	Wayne Savings Bancshares of OH	16.10	3,655	58.8	21.00	14.82	16.25	-0.92	0.25	0.63	0.67	0.64	11.26	10.62	107.07
WGBC	Willow Grove Bancorp Inc of PA	16.87	9,722	164.0	19.55	14.85	17.14	-1.58	-7.71	-10.84	0.70	0.65	10.90	10.80	102.15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of March 4, 2005

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(120)	9.80	9.01	0.77	8.55	4.91	0.69	7.10	0.57	194.59	0.92	18.52	152.47	14.56	167.33	20.45	0.46	2.17	35.05
BIF-Insured Thrifts(24)	12.06	10.02	0.96	9.58	5.23	0.97	9.47	0.20	405.72	1.07	19.03	163.55	18.81	192.26	21.00	0.51	2.18	37.89
NYSE Traded Companies(13)	9.67	7.25	1.02	12.77	6.60	0.93	10.74	0.31	231.96	0.94	15.54	174.18	15.67	212.62	16.77	0.55	2.08	29.71
AMEX Traded Companies(8)	8.34	8.13	0.77	8.78	4.73	0.69	7.86	0.59	143.34	0.84	16.73	151.49	12.76	155.02	16.90	0.48	2.13	29.68
NASDAQ Listed OTC Companies(123)	10.35	9.45	0.78	8.27	4.80	0.72	7.11	0.52	225.95	0.95	19.07	152.29	15.37	168.11	21.13	0.46	2.19	36.67
California Companies(11)	7.94	7.18	1.12	14.03	7.55	0.85	10.45	0.21	336.04	0.89	14.44	175.48	14.07	177.36	18.16	0.45	1.54	21.86
Florida Companies(8)	7.78	7.43	0.98	12.30	4.75	0.98	12.36	0.12	370.71	0.79	22.59	242.90	19.14	255.75	22.99	0.23	0.91	20.47
Mid-Atlantic Companies(36)	9.68	8.09	0.83	9.20	4.22	0.78	7.91	0.23	312.09	1.01	18.57	163.07	15.85	191.70	21.02	0.45	2.19	38.78
Mid-West Companies(53)	10.40	9.62	0.65	6.77	4.65	0.59	6.04	0.86	130.06	0.90	19.13	135.42	13.70	147.95	20.98	0.53	2.52	40.95
New England Companies(11)	12.80	11.61	0.82	8.42	4.80	0.87	8.50	0.06	450.46	1.09	18.02	161.93	19.83	180.46	19.53	0.56	2.21	41.35
North-West Companies(8)	11.02	9.94	1.13	10.62	5.96	1.10	10.14	0.22	407.72	1.19	18.29	167.23	17.78	189.29	18.94	0.48	2.04	35.17
South-East Companies(13)	12.04	11.57	0.74	6.85	3.91	0.62	5.43	0.75	161.24	0.90	20.61	143.61	15.98	151.09	21.83	0.45	2.40	35.78
South-West Companies(3)	6.87	4.32	0.60	7.69	5.28	0.43	5.14	0.23	126.87	0.45	19.24	127.74	8.92	218.62	19.04	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.89	4.89	1.22	28.12	26.48	2.40	0.00	0.00	0.00	0.80	3.78	89.67	4.38	89.67	1.92	0.00	0.00	0.00
Thrift Strategy(136)	10.34	9.35	0.79	8.46	4.87	0.73	7.27	0.50	216.93	0.94	18.81	152.53	15.35	167.83	20.59	0.48	2.23	36.91
Mortgage Banker Strategy(6)	7.56	5.95	1.03	13.57	6.67	0.88	11.69	0.38	335.65	0.99	15.36	185.16	14.00	244.44	19.80	0.31	1.15	16.24
Real Estate Strategy(1)	8.07	8.07	0.71	8.46	5.71	0.51	6.12	1.54	35.48	0.67	17.50	144.41	11.66	144.41	24.18	0.30	2.26	39.47
Diversified Strategy(1)	7.84	7.80	1.10	13.65	6.25	1.07	13.32	0.22	446.90	1.55	16.01	211.52	16.59	212.67	16.41	0.24	0.41	6.56
Companies Issuing Dividends(132)	10.46	9.44	0.82	8.86	5.10	0.77	8.04	0.51	229.44	0.96	18.78	155.13	15.69	171.14	20.83	0.51	2.36	38.67
Companies Without Dividends(12)	6.99	6.12	0.50	7.08	3.35	0.39	0.54	0.45	143.33	0.79	16.07	145.16	10.47	174.19	15.73	0.00	0.00	0.00
Equity/Assets <6%(15)	5.41	4.88	0.66	11.77	6.80	0.59	6.96	0.22	346.66	0.78	15.43	157.45	9.21	199.60	15.81	0.36	1.58	24.48
Equity/Assets 6-12%(94)	8.74	8.14	0.83	9.64	5.24	0.72	8.31	0.55	194.06	0.96	17.28	161.95	14.16	176.22	19.24	0.50	2.16	33.90
Equity/Assets >12%(35)	15.76	13.53	0.77	5.18	3.52	0.84	5.63	0.50	250.06	0.97	24.10	129.93	20.51	151.21	25.77	0.43	2.44	48.40
Converted Last 3 Mths (no MHC)(139)	10.23	9.20	0.78	8.42	4.92	0.73	7.37	0.52	224.76	0.92	18.64	152.38	15.02	169.65	20.52	0.47	2.16	36.00
Actively Traded Companies(13)	9.34	8.31	0.98	10.59	5.83	0.96	10.38	0.37	146.84	0.99	18.25	167.78	15.66	199.66	19.49	0.63	2.37	36.58
Market Value Below $20 Million(8)	8.09	7.77	-0.03	-0.91	-1.70	-0.35	-6.68	0.95	67.69	0.73	18.43	107.52	8.62	113.45	20.57	0.26	1.75	38.57
Holding Company Structure(139)	10.25	9.21	0.81	8.77	5.10	0.76	7.63	0.51	223.77	0.95	18.73	153.73	15.31	171.40	20.66	0.47	2.19	35.69
Assets Over $1 Billion(56)	10.06	8.33	0.95	11.21	5.65	0.88	9.49	0.33	295.49	0.99	16.99	174.95	17.07	205.12	19.83	0.46	1.97	31.67
Assets $500 Million-$1 Billion(41)	9.37	8.69	0.89	9.59	5.76	0.85	9.13	0.42	225.55	0.93	19.35	157.38	14.48	169.37	20.78	0.49	2.17	39.16
Assets $250-$500 Million(25)	9.97	9.35	0.64	6.41	4.73	0.55	4.67	0.74	140.66	0.89	17.36	125.97	12.28	137.76	18.49	0.51	2.37	36.74
Assets less than $250 Million(22)	12.23	12.06	0.44	3.35	1.98	0.38	2.64	0.85	141.79	0.91	23.01	129.04	15.53	131.65	24.34	0.40	2.47	37.68
Goodwill Companies(102)	9.85	8.49	0.82	8.89	4.91	0.75	7.66	0.44	241.92	0.98	18.70	157.24	15.08	180.98	20.84	0.48	2.13	35.66
Non-Goodwill Companies(41)	10.77	10.77	0.73	8.37	5.13	0.71	7.10	0.71	163.30	0.85	17.94	146.67	15.31	146.67	19.38	0.44	2.29	35.17
Acquirors of FSLIC Cases(5)	9.34	8.85	0.37	3.63	0.25	0.15	1.16	0.70	96.65	0.79	19.98	142.74	13.60	153.20	22.33	0.47	1.99	28.92

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 4, 2005

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(16)	17.78	16.98	0.44	2.38	1.27	0.49	2.82	0.34	223.85	0.72	35.13	191.15	32.98	200.60	35.72	0.35	1.70	33.02
BIF-Insured Thrifts(11)	11.56	10.66	0.76	7.26	3.02	0.70	6.49	0.47	215.36	0.95	27.03	216.35	24.41	240.89	23.30	0.48	1.96	49.43
AMEX Traded Companies(2)	15.72	15.72	0.83	5.03	2.61	0.77	4.70	0.35	203.43	1.15	38.36	193.33	30.27	193.33	NM	0.34	1.79	68.59
NASDAQ Listed OTC Companies(25)	15.53	14.61	0.53	4.06	1.84	0.55	4.09	0.41	221.76	0.78	28.25	200.82	29.86	217.00	29.51	0.40	1.79	36.38
California Companies(1)	15.05	14.30	0.73	4.84	2.10	0.70	4.68	0.00	0.00	0.45	NM	229.53	34.54	241.55	NM	0.20	1.40	66.67
Mid-Atlantic Companies(13)	13.38	12.34	0.60	5.11	2.37	0.64	5.50	0.49	235.77	0.76	28.56	199.48	25.71	221.27	27.30	0.32	1.64	43.11
Mid-West Companies(5)	18.96	17.61	0.36	1.50	1.17	0.43	1.70	0.41	131.59	0.59	32.65	186.99	32.34	202.28	33.94	0.64	2.97	61.90
New England Companies(5)	14.89	14.66	0.59	5.10	1.86	0.61	4.72	0.23	260.17	0.96	28.79	201.24	28.75	207.88	NM	0.38	1.56	39.32
South-East Companies(2)	20.41	19.94	0.86	4.53	2.02	0.57	3.06	0.60	102.22	1.39	37.08	223.55	46.63	228.96	NM	0.50	1.39	0.00
Western Companies (Excl CA)(1)	16.21	16.21	0.05	0.30	0.16	0.02	0.15	0.11	390.51	0.66	NM	193.47	31.37	193.47	NM	0.00	0.00	0.00
Thrift Strategy(26)	15.72	14.89	0.50	3.58	1.76	0.56	4.01	0.41	217.96	0.80	31.53	195.37	29.66	209.54	29.51	0.36	1.75	39.69
Diversified Strategy(1)	11.20	10.17	1.84	17.55	5.26	0.76	7.25	0.27	253.50	0.91	19.00	316.74	35.47	348.66	NM	1.16	2.87	54.46
Companies Issuing Dividends(21)	15.41	14.54	0.62	4.71	2.15	0.59	4.32	0.45	181.41	0.86	29.52	206.28	30.18	223.55	27.56	0.52	2.36	61.02
Companies Without Dividends(6)	15.96	15.21	0.37	2.32	1.11	0.48	3.59	0.23	363.92	0.66	37.08	181.04	28.99	188.38	39.29	0.00	0.00	0.00
Equity/Assets <6%(1)	5.64	5.30	0.10	1.76	0.81	0.12	2.03	0.19	184.31	0.68	NM	215.92	12.17	229.56	NM	0.50	3.13	0.00
Equity/Assets 6-12%(9)	9.65	8.88	0.52	5.59	2.38	0.42	4.69	0.65	137.06	0.83	26.02	234.63	22.92	257.57	30.45	0.70	2.29	58.20
Equity/Assets >12%(17)	19.11	18.20	0.61	3.56	1.73	0.67	4.00	0.27	275.73	0.80	34.53	182.04	34.49	192.97	27.63	0.24	1.47	29.00
Holding Company Structure(24)	15.36	14.48	0.49	3.58	1.77	0.55	4.06	0.41	217.96	0.84	31.53	194.63	28.82	209.55	29.51	0.38	1.77	37.62
Assets Over $1 Billion(6)	15.76	14.15	0.62	4.73	1.90	0.34	2.38	0.39	120.44	0.94	19.67	250.79	37.60	280.46	20.72	0.93	2.65	33.25
Assets $500 Million-$1 Billion(9)	14.74	14.56	0.43	2.84	1.34	0.49	3.65	0.23	313.46	0.64	37.83	193.08	28.18	196.64	39.29	0.14	0.87	21.69
Assets $250-$500 Million(10)	14.84	13.57	0.51	4.51	2.21	0.63	5.04	0.59	196.99	0.95	30.10	186.42	26.00	207.73	29.29	0.37	2.20	62.35
Assets less than $250 Million(2)	21.78	21.78	1.18	6.80	3.02	1.16	6.67	0.28	217.64	0.65	33.67	168.01	35.90	168.01	29.18	0.28	1.94	65.41
Goodwill Companies(12)	13.74	12.45	0.63	5.34	2.36	0.56	4.55	0.47	180.78	0.96	28.93	205.10	28.21	231.93	28.50	0.38	1.75	38.13
Non-Goodwill Companies(14)	16.84	16.84	0.48	3.04	1.43	0.57	3.84	0.33	263.21	0.65	32.29	199.96	31.47	199.96	30.53	0.40	1.67	43.59
MHC Institutions(27)	15.54	14.70	0.56	4.14	1.90	0.56	4.14	0.40	219.83	0.81	30.27	200.22	29.90	215.11	29.51	0.39	1.79	40.68
MHC Converted Last 3 Months(27)	15.54	14.70	0.56	4.14	1.90	0.56	4.14	0.40	219.83	0.81	30.27	200.22	29.90	215.11	29.51	0.39	1.79	40.68

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 4, 2005

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.85	5.06	0.97	15.76	7.68	0.99	16.15	NA	NA	0.62	13.02	208.62	12.21	241.25	12.70	0.80	3.09	40.20
BBX	BankAtlantic Bancorp of FL	7.38	6.01	1.31	16.03	6.41	1.53	18.75	NA	NA	0.99	15.59	235.60	17.39	289.31	13.33	0.14	0.76	11.86
CFB	Commercial Federal Corp. of NE	6.89	5.36	0.65	10.02	6.90	0.66	10.12	0.69	114.52	1.11	14.50	140.63	9.69	180.70	14.36	0.54	1.91	27.69
DSL	Downey Financial Corp. of CA	6.44	6.42	0.76	11.33	6.02	0.60	8.93	0.22	101.54	0.24	16.61	177.72	11.44	178.31	21.08	0.40	0.62	10.34
FED	FirstFed Financial Corp. of CA	6.39	6.32	1.12	14.54	7.40	1.06	13.74	0.07	NA	1.14	13.52	186.42	11.92	188.50	14.31	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.72	5.72	1.32	22.83	12.01	0.84	14.49	NA	NA	0.31	8.33	176.09	10.07	176.09	13.12	1.00	4.76	39.68
NDE	IndyMac Bancorp, Inc. of CA	7.51	7.03	1.28	17.05	9.06	-0.44	-5.90	0.73	43.04	0.47	11.04	184.65	13.87	197.43	NM	1.44	3.82	42.23
NYB	New York Community Bcrp of NY*	13.28	4.78	1.46	11.37	7.09	1.87	14.59	0.12	271.84	0.58	14.10	157.15	20.87	NM	10.98	1.00	5.29	74.63
NAL	NewAlliance Bancshares of CT*	22.62	15.02	0.09	0.45	0.27	0.80	4.07	0.16	353.40	1.15	NM	117.97	26.68	177.67	NM	0.20	1.37	NM
PFB	PFF Bancorp, Inc. of Pomona CA	8.96	8.92	1.20	13.67	6.08	1.11	12.66	0.38	221.32	0.96	16.44	211.23	18.92	212.01	17.76	0.60	2.09	34.29
PFS	Provident Fin. Serv. Inc of NJ*	17.35	10.63	0.87	4.60	3.05	0.80	4.27	0.10	518.04	0.91	32.84	117.89	20.46	192.54	35.41	0.28	1.55	50.91
SOV	Sovereign Bancorp, Inc. of PA	8.64	4.32	0.91	11.34	5.35	0.87	10.78	NA	NA	1.12	18.70	167.03	14.43	334.30	19.66	0.12	0.52	9.76
WES	Westcorp of Irvine CA	8.62	8.62	1.38	16.98	8.47	1.38	16.98	NA	NA	2.60	11.80	183.31	15.80	183.38	11.80	0.60	1.27	14.96
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	10.06	9.50	0.90	9.09	5.60	0.84	8.49	NA	NA	1.13	17.87	156.17	15.71	165.31	19.14	0.48	1.37	24.49
CNY	Carver Bancorp, Inc. of NY	7.40	7.40	0.56	7.44	6.81	0.94	12.43	0.26	257.44	1.00	14.69	102.34	7.57	102.34	8.79	0.28	1.49	21.88
EFC	EFC Bancorp, Inc of Elgin IL	8.52	8.52	0.72	8.38	5.46	0.78	9.13	0.29	153.45	0.55	18.31	146.26	12.46	146.26	16.80	0.65	2.46	45.14
FDT	Federal Trust Corp of FL	7.11	7.11	0.66	11.36	4.20	0.60	10.03	NA	NA	0.65	23.81	204.08	14.52	204.08	27.03	0.12	1.20	28.57
GOV	Gouverneur Bcp MHC of NY(42.6)	16.62	16.62	0.86	4.84	2.62	0.82	4.59	0.43	166.10	0.89	38.16	181.25	30.13	181.25	NM	0.28	1.93	73.68
SZB	SouthFirst Bancshares of AL	7.20	6.82	-0.37	-4.76	-4.70	-0.77	-9.98	1.22	53.65	0.95	NM	104.79	7.55	110.62	NM	0.60	3.97	NM
TSH	Teche Hlding Cp of N Iberia LA	8.95	8.35	0.94	9.76	7.01	0.92	9.49	0.60	108.81	0.87	14.26	136.09	12.18	145.83	14.66	0.92	2.52	35.94
WSB	Washington SB, FSB of Bowie MD	9.17	9.17	1.98	20.19	8.73	1.51	15.42	NA	NA	0.76	11.45	210.72	19.33	210.72	14.99	0.28	1.93	22.05
WFD	Westfield Finl MHC of MA(43.8)*	14.81	14.81	0.79	5.22	2.59	0.73	4.81	0.27	240.76	1.40	38.57	205.41	30.42	205.41	NM	0.40	1.65	63.49
WRO	Woronoco Bancorp, Inc. of MA(8)*	8.86	8.51	0.30	3.20	1.92	0.58	6.25	NA	NA	0.59	NM	164.30	14.56	171.06	26.63	0.81	2.32	NM
NASDAQ Listed OTC Companies																			
ASBP	ASB Financial Corp. of OH	10.79	10.79	1.22	11.44	5.47	1.20	11.25	0.47	147.42	0.86	18.27	198.36	21.39	198.36	18.58	0.60	2.76	50.42
ABBC	Abington Com Bcp MHC PA (45.0)	17.13	17.13	0.72	5.50	2.27	0.72	5.50	0.03	622.47	0.34	NM	175.87	30.13	175.87	NM	0.00	0.00	0.00
AABC	Access Anytime Bancorp of NM	5.68	2.63	0.42	6.41	4.63	0.15	2.33	0.22	164.96	0.65	21.59	115.85	6.58	250.00	NM	0.00	0.00	0.00
ALLB	Alliance Bank MHC of PA (20.0)*	9.39	9.39	0.63	6.72	2.21	0.63	6.72	1.55	42.74	1.21	NM	300.00	28.17	300.00	NM	0.36	1.15	52.17
ASBI	Ameriana Bancorp of IN	9.01	8.88	0.33	3.63	2.98	0.29	3.15	1.58	46.18	1.57	33.56	123.16	11.10	125.00	38.72	0.64	4.24	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.15	7.63	1.16	14.34	6.94	0.97	12.04	0.54	130.58	0.83	14.40	199.00	16.22	212.54	17.16	0.50	1.80	25.91
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	15.07	14.65	0.83	5.52	2.70	0.58	3.83	0.64	103.70	0.80	37.08	204.75	30.85	210.57	NM	0.00	0.00	0.00
ALFC	Atlantic Liberty Fincl of NY	14.92	14.92	1.12	7.34	4.97	1.43	9.36	0.09	436.09	0.61	20.14	142.96	21.33	142.96	15.78	0.28	1.20	24.14
BCSB	BCSB Bankcorp MHC of MD (36.3)	5.64	5.30	0.10	1.76	0.81	0.12	2.03	0.19	184.31	0.68	NM	215.92	12.17	229.56	NM	0.50	3.13	NM
BFCF	BFC Financial Corp. of FL(8)	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	0.00	NM	NM	0.00	NM	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	19.45	17.81	0.92	4.11	3.27	0.92	4.11	0.23	176.46	0.73	30.63	134.32	26.13	146.71	30.63	0.24	1.96	60.00
BKUNA	BankUnited Fin. Corp. of FL	5.56	5.24	0.65	11.28	6.18	0.62	10.77	0.19	143.78	0.39	16.18	173.70	9.66	184.15	16.95	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	7.60	5.95	0.11	1.32	1.13	0.09	1.10	1.99	42.18	1.18	NM	111.74	8.50	142.90	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.90	4.90	0.64	12.06	9.51	0.58	10.94	0.04	NA	0.60	10.51	126.26	6.18	126.26	11.60	0.20	1.78	18.69
BRKL	Brookline Bancorp, Inc. of MA*	34.52	34.52	1.10	2.99	1.92	1.03	2.79	0.03	NA	1.38	NM	158.14	54.59	158.14	NM	0.34	2.17	NM
CITZ	CFS Bancorp, Inc of Munster IN	9.76	9.65	-1.70	-16.65	-14.17	-1.65	-16.16	NA	NA	1.35	NM	136.46	13.31	137.91	NM	0.44	3.09	NM
CFFN	Capitol Fd Fn MHC of KS (29.5)	9.90	9.90	-1.09	-10.13	-3.36	-1.09	-10.13	0.10	52.16	0.09	NM	325.11	32.20	325.11	NM	2.00	5.38	NM
CEBK	Central Bncrp of Somerville MA*	7.61	7.17	0.38	4.58	4.18	0.29	3.51	0.02	NA	0.97	23.95	116.85	8.89	124.02	31.32	0.48	1.68	40.34
GCFC	Central Federal Corp. of OH	12.39	12.39	-2.06	-12.77	-9.55	-1.88	-11.65	0.24	233.97	0.90	NM	141.81	17.57	141.81	NM	0.36	3.02	NM
CHFN	Charter Fincl MHC of GA (19.3)	25.75	25.23	0.89	3.55	1.34	0.57	2.29	0.56	100.74	1.97	NM	242.34	62.41	247.35	NM	1.00	2.79	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	28.18	28.18	0.47	1.68	1.06	0.83	2.96	NA	NA	0.38	NM	155.85	43.92	155.85	NM	0.24	1.96	NM
CTZN	Citizens First Bancorp of MI	11.99	10.97	0.73	5.64	4.47	0.71	5.43	0.71	136.10	1.15	22.36	123.47	14.81	134.92	23.22	0.36	1.49	33.33
CFSB	Citizens First Fin Corp. of IL(8)	10.98	10.98	0.89	8.77	5.75	0.99	9.77	NA	NA	1.15	17.39	144.28	15.85	144.28	15.61	0.40	1.19	20.73
CSBC	Citizens South Banking of NC	14.22	12.76	0.59	3.81	2.97	0.65	4.19	0.34	172.89	0.96	33.73	138.50	19.70	154.35	30.66	0.26	1.93	65.00
CSBK	Clifton Svg Bp MHC of NJ(45.0)	24.41	24.41	0.59	2.28	1.27	0.59	2.28	NA	NA	0.32	NM	177.44	43.32	177.44	NM	0.20	1.69	NM
CFCP	Coastal Fin. Corp. of SC	6.45	6.45	1.21	19.02	5.95	1.17	18.38	NA	NA	1.38	16.81	293.91	18.96	293.91	17.40	0.20	1.34	22.47
CCBI	Commercial Capital Bcrp of CA	12.45	5.21	1.52	13.81	4.64	1.44	13.00	0.13	571.71	0.93	21.54	193.46	24.08	NM	22.88	0.24	1.08	23.30
CFFC	Community Fin. Corp. of VA	8.23	8.23	1.05	12.46	7.53	1.05	12.46	0.18	385.43	0.85	13.29	157.01	12.92	157.01	13.29	0.44	1.87	24.86
CIBI	Community Inv. Bncp, Inc of OH	11.17	11.17	0.72	6.60	6.31	0.67	6.12	1.40	33.92	0.57	15.85	105.01	11.73	105.01	17.11	0.36	2.77	43.90
DCOM	Dime Community Bancshars of NY*	8.34	6.69	1.39	16.56	7.84	1.38	16.42	0.04	NA	0.62	12.75	208.58	17.40	260.03	12.85	0.56	3.54	45.16
ESBF	ESB Financial Corp. of PA	7.04	6.50	0.71	10.08	6.67	0.66	9.30	NA	NA	1.15	15.00	149.02	10.49	161.35	16.25	0.40	2.93	43.96
ESBK	Elmira Svgs Bank, FSB of NY*	6.98	6.84	0.85	11.92	7.43	0.74	10.36	0.19	316.94	1.00	13.45	156.89	10.95	160.12	15.48	0.76	2.38	32.07
FFDF	FFD Financial Corp of Dover OH	12.21	12.21	0.51	4.10	3.69	0.41	3.34	NA	NA	0.65	27.12	111.50	13.62	111.50	33.33	0.44	2.75	74.58
FFLC	FFLC Bancorp of Leesburg FL(8)	7.93	7.93	0.99	12.38	4.38	0.96	11.98	0.29	212.30	0.73	22.84	270.49	21.45	270.49	23.60	0.56	1.33	30.27
FFWC	FFW Corporation of Wabash IN	9.09	8.70	0.24	2.53	2.18	0.69	7.21	0.79	122.94	1.59	NM	116.23	10.56	121.31	16.08	0.68	3.23	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 4, 2005

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
FMCO	FMS Fin Corp. of Burlington NJ	5.63	5.42	0.71	13.21	6.74	0.67	12.52	NA	NA	1.11	14.83	185.03	10.41	192.13	15.64	0.12	0.60	8.89
FSBI	Fidelity Bancorp, Inc. of PA	6.42	5.99	0.71	10.83	7.19	0.64	9.80	NA	NA	0.85	13.91	149.49	9.60	160.41	15.36	0.48	2.04	28.40
FFFL	Fidelity Bankshares, Inc of FL	5.87	5.79	0.65	11.07	3.25	0.69	11.71	NA	NA	0.53	30.76	319.44	18.75	323.75	29.07	0.32	1.21	37.21
FBTC	First BancTrust Corp of IL	11.93	11.93	0.54	4.56	3.99	0.45	3.81	NA	NA	1.92	25.04	111.14	13.26	111.14	29.93	0.24	1.96	48.98
FBEI	First Bancorp of Indiana of IN	10.75	10.04	0.19	1.62	1.43	0.11	0.92	0.08	496.73	0.59	NM	113.09	12.16	121.11	NM	0.60	2.86	NM
FBSI	First Bancshares, Inc. of MO	11.00	10.82	1.10	10.45	8.39	1.09	10.40	NA	NA	0.71	11.92	121.57	13.37	123.51	11.99	0.16	0.74	8.79
FCAP	First Capital, Inc. of IN	10.60	9.20	0.84	7.87	6.43	0.83	7.81	NA	NA	0.77	15.55	120.05	12.73	138.31	15.67	0.60	3.11	48.39
FCFL	First Community Bk Corp of FL	10.24	10.04	0.95	8.99	3.38	0.91	8.57	0.06	NA	1.26	29.59	244.24	25.01	249.02	31.04	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.26	9.58	1.00	8.60	6.11	0.88	7.55	0.18	500.05	1.12	16.37	139.41	15.70	163.82	18.65	0.88	3.13	51.16
FFFS	First Fed Serv MHC of IL(45.0)	26.93	26.93	1.50	8.75	3.43	1.50	8.75	0.12	269.18	0.40	29.18	154.76	41.68	154.76	29.18	0.28	1.96	57.14
FFBH	First Fed. Bancshares of AR	10.02	10.02	1.09	10.38	6.12	1.03	9.84	1.13	21.68	0.29	16.34	169.15	16.94	169.15	17.24	0.48	1.92	31.37
FFBI	First Federal Bancshares of IL	7.72	7.21	0.56	5.84	5.13	0.46	4.81	NA	NA	0.66	19.49	145.04	11.20	155.31	23.70	0.48	1.82	35.56
FFSX	First Federal Bankshares of IA	12.59	9.33	0.96	8.09	7.11	1.02	8.60	1.21	71.06	1.14	14.06	113.51	14.29	153.19	13.22	0.40	1.79	25.16
FFCH	First Fin. Holdings Inc. of SC	6.82	5.91	1.03	15.19	7.18	1.06	15.56	0.49	122.73	0.79	13.92	209.70	14.30	241.86	13.59	0.92	3.22	44.88
FFHS	First Franklin Corp. of OH	8.80	8.80	0.25	2.83	2.18	0.17	1.93	0.93	56.17	0.70	NM	129.03	11.36	129.03	NM	0.32	1.70	NM
FKFS	First Keystone Fin., Inc of PA	5.21	5.21	0.35	6.54	4.59	0.28	5.14	0.71	50.81	0.67	21.79	146.09	7.62	146.09	27.70	0.44	1.96	42.72
CASH	First Midwest Fin., Inc. of IA	5.73	5.31	0.44	7.42	5.90	0.52	8.70	0.09	756.83	1.25	16.94	125.83	7.21	135.77	14.43	0.52	2.22	37.68
FMSB	First Mutual Bncshrs Inc of WA*	5.92	5.92	0.99	16.79	6.72	0.86	14.60	0.10	923.63	1.14	14.89	233.10	13.80	233.10	17.12	0.36	1.37	20.45
FNFG	First Niagara Fin. Group of NY*	20.30	17.09	1.05	5.72	3.08	1.03	5.59	0.25	324.42	1.27	32.51	160.32	32.54	190.46	33.29	0.36	2.58	NM
FNFI	First Niles Fin., Inc. of OH	16.54	16.54	1.05	6.42	4.84	0.87	5.30	0.85	88.24	1.70	20.67	130.80	21.63	130.80	25.00	0.64	4.13	NM
FPTB	First PacTrust Bancorp of CA	11.62	11.62	0.79	6.25	4.05	0.78	6.19	NA	NA	0.71	24.72	161.17	18.72	161.17	24.94	0.50	1.84	45.45
FPFC	First Place Fin. Corp. of OH	9.55	6.52	0.57	5.54	3.81	0.61	5.90	0.61	120.57	0.96	26.26	134.74	12.67	157.45	24.67	0.56	2.73	71.79
FBNW	FirstBank NW Corp. of WA	9.28	6.71	0.87	9.02	7.51	0.73	7.61	0.30	303.91	1.28	13.32	117.66	10.92	162.67	15.79	0.68	2.42	32.23
FFIC	Flushing Fin. Corp. of NY*	7.80	7.62	1.13	14.77	6.54	1.12	14.64	0.04	717.12	0.43	15.29	216.05	16.86	221.35	15.42	0.40	2.22	33.90
FBTX	Franklin Bank Corp of TX*	8.07	6.02	0.79	8.98	5.92	0.70	7.96	0.24	88.77	0.24	16.89	139.63	11.26	187.24	19.04	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	8.80	8.80	0.57	7.10	5.62	0.62	7.72	NA	NA	1.12	17.79	122.74	10.80	122.74	16.37	0.50	2.44	43.48
GSLA	GS Financial Corp. of LA	14.47	14.47	0.09	0.67	0.83	0.33	2.37	0.45	102.91	0.99	NM	81.70	11.82	81.70	34.19	0.40	2.21	NM
PEDE	Great Pee Dee Bancorp of SC	15.59	15.04	0.77	4.66	4.26	0.72	4.39	1.05	79.01	1.07	23.47	108.13	16.86	112.08	24.94	0.64	4.01	NM
GAFC	Greater Atlant. Fin Corp of VA	4.46	4.14	-0.51	-12.92	-13.24	-1.64	-41.63	0.24	170.78	0.71	NM	104.44	4.65	112.50	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)*	11.02	11.02	1.10	10.14	4.30	1.11	10.21	0.11	393.25	0.82	23.27	226.62	24.98	226.62	23.11	0.88	2.52	58.67
HFFC	HF Financial Corp. of SD	6.40	5.82	0.69	10.96	7.65	0.62	9.94	0.41	101.41	0.53	13.07	137.76	8.82	151.55	14.42	0.44	2.09	27.33
HMNF	HMN Financial, Inc. of MN	8.72	8.29	1.01	11.30	6.75	0.93	10.38	0.51	184.27	1.13	14.80	164.06	14.30	172.53	16.11	0.88	2.83	41.90
HARB	Harbor Florida Bancshrs of FL	10.52	10.37	1.62	15.04	5.10	1.55	14.36	0.11	597.64	0.93	19.62	280.31	29.48	284.21	20.55	0.80	2.30	45.20
HARL	Harleysville Svgs Fin Cp of PA	6.22	6.22	0.69	11.33	6.38	0.67	10.88	0.04	680.69	0.58	15.66	170.35	10.59	170.35	16.30	0.60	2.99	46.88
HWFG	Harrington West Fncl Grp of CA	4.65	4.19	0.80	16.52	8.56	0.75	15.54	0.01	NA	0.87	11.68	186.25	8.66	206.64	12.41	0.44	2.48	28.95
HIFS	Hingham Inst. for Sav. of MA*	8.10	8.10	1.13	13.66	6.48	1.12	13.51	0.03	NA	0.73	15.43	202.91	16.44	202.91	15.60	0.76	1.76	27.14
HCFC	Home City Fin. Corp. of OH	7.87	7.69	0.42	5.36	4.94	0.42	5.36	NA	NA	0.58	20.25	105.75	8.32	108.18	20.25	0.44	2.75	55.70
HOME	Home Fed Bncp MHC of ID (41.0)	16.21	16.21	0.05	0.30	0.16	0.02	0.15	0.11	390.51	0.66	NM	193.47	31.37	193.47	NM	0.00	0.00	0.00
HLFC	Home Loan Financial Corp of OH	14.24	14.24	1.07	7.49	4.60	1.00	6.97	1.32	18.74	0.30	21.75	160.99	22.92	160.99	23.39	0.79	3.63	NM
HFBC	HopFed Bancorp, Inc. of KY	8.56	7.59	0.73	8.39	6.58	0.67	7.70	NA	NA	0.91	15.20	124.04	10.61	139.92	16.55	0.48	2.87	43.64
HRZB	Horizon Financial Corp. of WA*	11.60	11.55	1.50	12.17	5.93	1.34	10.86	0.12	NA	1.48	16.88	205.24	23.81	206.20	18.91	0.54	2.46	41.54
HCBK	Hudson Cty Bcp MHC of NJ(34.1)(8)*	6.97	6.97	1.29	17.74	3.46	1.24	17.06	0.11	121.50	0.24	28.92	NM	34.47	NM	30.09	0.80	2.14	62.02
ICBC	Independence Comm Bnk Cp of NY*	12.73	5.77	1.53	13.29	5.70	1.52	13.18	NA	NA	0.89	17.53	153.29	19.51	338.06	17.69	1.04	2.57	45.02
IFSB	Independence FSB of DC	9.30	9.30	-1.74	-19.08	-21.20	-2.61	-28.71	0.81	37.93	0.58	NM	90.66	8.43	90.66	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(47.5)	8.16	6.98	0.34	4.35	2.77	0.32	4.06	1.01	73.43	1.50	36.11	154.47	12.61	180.76	38.69	0.30	1.85	66.67
JFBI	Jefferson Bancshares Inc of TN	29.10	29.10	1.24	4.14	3.70	1.27	4.22	0.92	85.41	1.20	27.06	117.66	34.24	117.66	26.52	0.20	1.51	40.82
KFED	K-Fed Bancorp MHC of CA (39.1)	15.05	14.30	0.73	4.84	2.10	0.70	4.68	NA	NA	0.45	NM	229.53	34.54	241.55	NM	0.20	1.40	66.67
KNBT	KNBT Bancorp, Inc. of PA	16.83	14.88	-0.02	-0.09	-0.06	0.72	4.22	0.21	204.08	1.03	NM	126.72	21.33	143.32	34.74	0.20	1.25	NM
KFFB	KY Fst Fed Bp MHC of KY (45.0)	21.62	16.05	0.61	2.83	1.96	0.61	2.83	NA	NA	NA	NM	144.74	31.29	194.92	NM	0.40	3.72	NM
KRNY	Kearny Fin Cp MHC of NJ (30.0)	23.03	18.99	0.56	2.42	1.37	0.56	2.42	NA	NA	1.02	NM	176.85	40.73	214.50	NM	0.00	0.00	0.00
LSBX	LSB Corp of No. Andover MA*	11.16	11.16	0.96	8.28	6.02	1.22	10.57	NA	NA	1.78	16.62	134.56	15.01	134.56	13.01	0.56	3.12	51.85
LSBI	LSB Fin. Corp. of Lafayette IN*	8.56	8.56	0.96	11.25	8.79	0.84	9.87	1.67	35.38	0.65	11.38	122.13	10.45	122.13	12.98	0.64	2.48	28.19
LARL	Laurel Capital Group Inc of PA	8.98	7.85	0.59	6.59	4.09	0.59	6.52	0.50	127.85	0.99	24.43	159.10	14.29	182.05	24.70	0.80	3.52	NM
LNCB	Lincoln Bancorp of IN	12.22	8.84	0.59	4.48	3.76	0.60	4.54	NA	NA	0.97	26.61	98.73	12.06	136.48	26.24	0.56	3.01	NM
MAFB	MAF Bancorp, Inc. of IL	10.06	6.78	1.09	10.96	6.95	1.03	10.27	0.34	110.00	0.52	14.38	149.80	15.07	222.41	15.34	0.92	2.10	30.16
MFBC	MFB Corp. of Mishawaka IN	8.35	8.35	0.63	7.78	7.21	0.40	5.01	0.85	141.92	1.57	13.86	104.44	8.72	104.44	21.54	0.50	1.79	24.75
MASB	MassBank Corp. of Reading MA*	11.27	11.16	0.74	6.66	4.50	0.65	5.87	0.01	NA	0.55	22.23	148.71	16.76	150.20	25.23	1.04	2.79	61.90
MTXC	Matrix Bancorp, Inc. of CO	4.89	4.89	1.22	28.12	26.48	2.40	NM	NA	NA	0.80	3.78	89.67	4.38	89.67	1.92	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.01	7.97	0.81	10.15	5.24	0.71	8.89	NA	NA	1.20	19.10	190.37	15.25	191.23	21.79	0.40	2.35	44.94
MCBF	Monarch Community Bncrp of MI	14.86	11.28	-0.01	-0.07	-0.08	-0.11	-0.69	2.05	42.53	1.08	NM	80.51	11.97	106.08	NM	0.20	1.61	NM
MFSF	MutualFirst Fin. Inc. of IN	10.47	10.36	0.67	5.93	4.85	0.83	7.35	0.64	128.62	0.95	20.61	129.21	13.52	130.54	16.63	0.52	2.16	44.44
NASB	NASB Fin, Inc. of Grandview MO	9.73	9.51	1.97	19.67	7.63	1.23	12.33	1.24	47.58	0.72	13.11	249.97	24.32	255.77	20.91	0.90	2.21	28.94
NHTB	NH Thrift Bancshares of NH	7.20	5.17	0.92	12.74	6.87	0.86	11.92	NA	NA	0.98	14.56	175.24	12.62	244.25	15.56	0.50	2.77	40.32
NVSL	Naug Vlly Fin MHC of CT (45.0)	19.42	19.34	0.03	0.15	0.09	0.54	3.11	0.25	275.87	0.89	NM	165.63	32.17	166.37	NM	0.16	1.42	NM
NTBK	NetBank, Inc. of Alpharetta GA	8.96	7.25	-0.15	-1.64	-1.65	-1.42	-15.19	1.71	30.93	0.74	NM	101.91	9.13	125.97	NM	0.08	0.88	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.47	6.36	1.16	15.59	6.95	1.15	15.36	0.12	547.51	1.05	14.40	218.42	16.31	256.33	14.62	0.80	2.76	39.80

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 4, 2005

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Dividend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FFFD	North Central Bancshares of IA	8.98	7.90	1.21	13.05	8.49	1.21	13.05	NA	NA	0.79	11.78	153.26	13.76	174.12	11.78	1.16	2.79	32.86
NEIB	Northeast Indiana Bncrp of IN	11.39	11.39	0.43	3.68	3.32	0.61	5.23	0.84	70.58	0.77	30.09	113.26	12.90	113.26	21.18	0.60	2.89	NM
NEPF	Northeast PA Fin. Corp of PA(8)	6.97	5.76	0.43	6.27	4.09	0.34	4.92	0.63	156.27	2.01	24.45	155.54	10.85	188.40	31.15	0.24	1.06	25.81
NWSB	Northwest Bcrp MHC of PA(43.0)*	8.90	6.44	0.89	10.27	4.92	0.88	10.08	0.62	75.37	0.70	20.33	192.93	17.18	266.71	20.72	0.48	2.23	45.28
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.37	11.37	-0.05	-0.61	-0.27	0.47	5.71	NA	NA	0.43	NM	160.35	18.23	160.35	39.29	0.00	0.00	NM
OCFC	OceanFirst Fin. Corp of NJ	7.21	7.14	0.98	13.17	5.78	0.59	7.92	0.20	283.05	0.69	17.30	225.40	16.24	227.55	28.76	0.80	3.35	57.97
ONFC	Oneida Fincl MHC of NY (42.5)*	12.47	9.32	0.78	6.47	3.37	0.88	7.35	0.14	332.94	0.93	29.64	186.29	23.23	249.33	26.08	0.40	3.07	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.53	21.49	0.71	3.22	3.47	0.71	3.22	NA	NA	0.69	28.85	91.65	19.73	91.80	28.85	0.30	1.76	50.85
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	16.10	16.10	0.21	1.81	0.93	0.52	4.53	0.22	191.76	0.91	NM	143.43	23.09	143.43	NM	0.20	1.85	NM
PVFC	PVF Capital Corp. of Solon OH	8.07	8.07	0.71	8.46	5.71	0.51	6.12	1.54	35.48	0.67	17.50	144.41	11.66	144.41	24.18	0.30	2.26	39.47
PPBI	Pacific Premier Bncrp of CA	8.10	8.10	1.57	16.35	10.49	1.72	17.88	NA	NA	0.56	9.53	145.76	11.81	145.76	8.71	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.61	8.61	1.24	14.97	7.00	1.24	14.97	0.40	96.44	0.63	14.29	206.41	17.78	206.41	14.29	0.88	3.85	55.00
PFED	Park Bancorp of Chicago IL	11.32	11.32	0.95	8.50	7.52	0.89	8.00	1.20	17.38	0.33	13.29	110.41	12.50	110.41	14.13	0.72	2.29	30.38
PVSA	Parkvale Financial Corp of PA	5.64	3.90	0.61	9.73	6.15	0.58	9.26	0.38	217.21	1.24	16.26	153.99	8.69	223.01	17.10	0.80	2.69	43.72
PRTR	Partners Trust Fin. Grp. of NY*	14.66	7.09	0.64	4.60	2.08	0.81	5.80	0.36	324.69	2.04	NM	102.41	15.01	211.66	38.17	0.28	2.53	NM
PBHC	Pathfinder BC MHC of NY (35.3)*	7.23	5.75	0.47	6.41	3.19	0.26	3.60	0.88	68.97	0.97	31.39	200.79	14.51	252.33	NM	0.41	2.29	71.93
PFSB	PennFed Fin. Services of NJ	6.23	6.21	0.71	11.21	6.29	0.72	11.33	0.09	341.44	0.44	15.91	174.23	10.86	175.00	15.75	0.20	1.27	20.20
PFDC	Peoples Bancorp of Auburn IN	13.27	12.71	0.92	7.11	6.38	0.97	7.42	0.45	87.90	0.54	15.66	109.79	14.57	114.64	15.00	0.72	3.38	52.94
PBCT	Peoples Bank MHC of CT (41.8)*	11.20	10.17	1.84	17.55	5.26	0.76	7.25	0.27	253.50	0.91	19.00	316.74	35.47	348.66	NM	1.16	2.87	54.46
PCBI	Peoples Community Bcrp. of OH	8.71	8.01	0.34	4.30	3.24	0.28	3.51	1.03	123.05	1.76	30.86	120.19	10.47	130.64	37.82	0.60	2.56	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.98	12.98	0.73	5.66	4.83	0.73	5.66	1.90	30.18	0.65	20.72	116.64	15.14	116.64	20.72	0.56	3.92	NM
PFSL	Pocahontas Bancorp, Inc. of AR	7.26	5.23	0.44	6.06	4.25	0.31	4.31	0.74	67.34	0.99	23.55	141.55	10.27	196.49	33.16	0.32	1.97	46.38
PBCP	Provident Bancorp, Inc. of NY	16.70	9.94	0.70	4.05	2.16	0.85	4.92	0.13	653.83	1.72	NM	139.29	23.27	234.00	38.06	0.16	1.24	57.14
PROV	Provident Fin. Holdings of CA	7.68	7.67	1.25	15.76	8.72	0.40	5.00	0.08	742.58	0.72	11.46	174.04	13.36	174.14	36.11	0.56	1.94	22.22
PULB	Pulaski Fin Cp of St. Louis MO	6.24	6.17	1.12	16.08	5.48	0.58	8.25	0.86	98.02	0.95	18.23	268.85	16.79	271.98	35.54	0.36	1.72	31.30
RPFG	Ranier Pacific Fin Group of WA*	13.14	13.11	0.49	3.32	2.73	0.49	3.32	0.05	NA	1.79	36.57	133.46	17.54	133.77	36.57	0.24	1.40	51.06
RIVR	River Valley Bancorp of IN	8.15	8.14	0.94	10.82	7.41	0.80	9.18	0.69	123.82	1.02	13.50	146.51	11.94	146.72	15.92	0.76	3.73	50.33
RVSB	Riverview Bancorp, Inc. of WA	12.64	10.83	1.23	9.71	6.28	1.43	11.30	0.14	561.51	1.09	15.93	149.72	18.93	174.86	13.69	0.62	2.90	46.27
ROME	Rome Bncp Inc MHC of NY (38.5)(8)*	13.52	13.52	0.92	6.72	2.36	0.87	6.37	0.31	241.25	0.86	NM	282.38	38.18	282.38	NM	0.60	2.48	NM
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	12.94	12.89	0.10	0.78	0.44	0.51	3.91	0.15	338.98	0.71	NM	174.96	22.63	175.51	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD	8.31	8.26	2.07	23.79	7.29	2.00	22.99	0.07	NA	0.85	13.72	295.06	24.51	296.78	14.20	0.22	1.08	14.86
SFFS	Sound Fed Bancorp, Inc. of NY	13.32	11.90	0.63	4.43	2.95	0.64	4.52	0.07	400.14	0.54	33.85	149.71	19.94	167.60	33.13	0.24	1.54	52.17
SSFC	South Street Fin. Corp. of NC	12.03	12.03	0.40	3.35	2.77	0.40	3.35	NA	NA	0.37	36.07	119.39	14.36	119.39	36.07	0.40	3.96	NM
STSA	Sterling Financial Corp of WA	6.64	4.69	0.91	13.95	5.72	0.87	13.43	0.20	354.92	1.14	17.49	194.67	12.93	275.67	18.16	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ	12.09	12.01	0.53	4.03	2.67	0.53	4.03	0.03	NA	0.78	37.50	152.51	18.45	153.61	37.50	0.16	1.25	47.06
THRD	TF Fin. Corp. of Newtown PA	9.74	9.01	1.06	11.33	7.04	1.06	11.33	0.26	138.98	0.52	14.21	152.36	14.83	164.54	14.21	0.72	2.27	32.29
TONE	TierOne Corp. of Lincoln NE	9.09	7.31	0.94	8.44	5.24	0.92	8.25	NA	NA	1.01	19.08	163.76	14.89	203.53	19.54	0.20	0.81	15.38
TSBK	Timberland Bancorp, Inc. of WA	13.88	12.43	1.22	7.71	6.27	1.21	7.66	0.63	119.26	1.10	15.96	122.44	16.99	136.74	16.07	0.60	2.58	41.10
TRST	TrustCo Bank Corp NY of NY	7.89	7.86	1.99	25.17	6.35	1.68	21.19	0.11	NA	3.98	15.75	NM	31.16	NM	18.70	0.60	5.01	NM
UCBC	Union Community Bancorp of IN	13.01	11.96	0.69	5.22	5.17	0.69	5.22	1.18	30.03	0.42	19.35	103.81	13.51	112.92	19.35	0.60	3.33	64.52
UCFC	United Community Fin. of OH	11.03	9.44	0.82	7.04	5.06	0.73	6.30	0.97	71.28	0.84	19.75	139.18	15.36	162.72	22.08	0.33	2.93	57.89
UTBI	United Tenn. Bankshares of TN	14.55	13.94	1.72	11.98	8.94	1.66	11.56	0.13	610.19	1.21	11.19	129.02	18.77	134.62	11.60	0.36	1.87	20.93
WSFS	WSFS Financial Corp. of DE*	7.84	7.80	1.10	13.65	6.25	1.07	13.32	0.22	446.90	1.55	16.01	211.52	16.59	212.67	16.41	0.24	0.41	6.56
WVFC	WVS Financial Corp. of PA	6.92	6.92	0.63	8.86	6.20	0.57	8.04	NA	NA	1.96	16.12	144.11	9.97	144.11	17.78	0.64	3.71	59.81
WFSL	Washington Federal, Inc. of WA	15.06	14.29	1.82	12.25	6.55	1.83	12.33	0.18	183.09	0.47	15.26	181.54	27.33	191.32	15.16	0.76	3.19	48.72
WAYN	Wayne Savings Bancshares of OH	10.52	9.92	0.63	5.95	4.16	0.60	5.68	0.34	79.58	0.49	24.03	142.98	15.04	151.60	25.16	0.48	2.98	71.64
WGBC	Willow Grove Bancorp Inc of PA	10.67	10.57	0.74	6.37	4.15	0.69	5.91	0.36	161.43	1.00	24.10	154.77	16.51	156.20	25.95	0.48	2.85	68.57

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2,175.4	~~1482.3~~ 1605,59	~~548.6~~ 595,10
2005: As of March 4, 2005		10940.6	1222.1	2,070.6	1589.6	580.6

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

THRIFTINVESTOR

<Index Values>

	Index Values			Price Appreciation (%)		
	01/31/05	12/31/04	01/30/04	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,561.6	1,605.6	1,560.5	-2.74	-2.74	0.07
MHC Index	2,796.1	2,929.4	2,836.7	-4.55	-4.55	-1.43
Stock Exchange Indexes						
AMEX Thrifts	625.9	639.0	567.3	-2.05	-2.05	10.34
NYSE Thrifts	977.2	995.4	985.5	-1.83	-1.83	-0.84
OTC Thrifts	1,927.8	2,014.1	1,899.1	-4.29	-4.29	1.51
Geographic Indexes						
Mid-Atlantic Thrifts	3,591.5	3,793.4	3,913.9	-5.32	-5.32	-8.24
Midwestern Thrifts	3,411.2	3,493.6	3,374.2	-2.36	-2.36	1.10
New England Thrifts	1,597.3	1,658.2	1,427.7	-3.67	-3.67	11.88
Southeastern Thrifts	1,559.0	1,634.4	1,436.0	-4.62	-4.62	8.56
Southwestern Thrifts	1,205.3	1,232.3	1,185.2	-2.19	-2.19	1.69
Western Thrifts	1,448.3	1,463.2	1,402.4	-1.02	-1.02	3.27
Asset Size Indexes						
Less than $250M	1,349.2	1,351.5	1,414.2	-0.17	-0.17	-4.59
$250M to $500M	3,514.5	3,583.3	3,458.3	-1.92	-1.92	1.62
$500M to $1B	1,836.7	1,910.0	1,785.1	-3.84	-3.84	2.89
$1B to $5B	2,397.5	2,486.9	2,309.4	-3.59	-3.59	3.81
Over $5B	925.0	949.1	931.9	-2.54	-2.54	-0.74
Pink Indexes						
Pink Thrifts	406.9	410.6	415.5	-0.91	-0.91	-2.08
Less than $75M	461.8	476.1	463.9	-3.01	-3.01	-0.46
Over $75M	422.4	426.0	425.4	-0.85	-0.85	-0.72
Comparative Indexes						
Dow Jones Industrials	10,489.9	10,783.0	10,488.1	-2.72	-2.72	0.02
S&P 500	1,181.3	1,211.9	1,131.1	-2.53	-2.53	4.43

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

Exhibit IV-4
Massachusetts Thrift Acquisitions 2003-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
						Target Financials at Announcement						Deal Terms and Pricing at Announcement						
09/01/2004	Pending	Benjamin Franklin Bancorp MHC	MA	Chart Bank, A Co-op Bank	MA	223,900	7.83	0.55	6.78	0.05	NM	46.5	30.75	265.37	265.37	29.42	20.77	20.01
12/16/2004	Pending	Berkshire Hills Bancorp Inc.	MA	Woronoco Bancorp, Inc.	MA	898,479	9.05	0.66	6.96	0.05	786.71	147.2	36.76	167.77	174.79	23.12	16.40	20.05
07/07/2004	01/07/2005	Brookline Bancorp Inc.	MA	Mystic Financial, Inc.	MA	441,192	6.06	0.44	7.13	0.41	139.24	65.6	39.35	216.94	216.94	32.26	14.88	13.19
06/21/2004	01/21/2005	Banknorth Group Inc.	ME	BostonFed Bancorp, Inc.	MA	1,667,866	5.73	0.19	3.30	NA	NA	194.5	40.56	192.08	233.88	33.24	11.66	13.62
01/26/2004	07/23/2004	Sovereign Bancorp Inc.	PA	Seacoast Financial Services Corp.	MA	4,476,594	8.55	0.65	7.65	0.38	258.10	1,099.8	35.33	218.07	396.04	33.02	20.54	NA
01/08/2004	07/16/2004	Independent Bank Corp.	MA	Falmouth Bancorp, Inc.	MA	166,118	10.68	0.37	3.48	0.00	NM	36.9	37.56	193.31	193.31	58.69	22.23	14.48
11/25/2003	04/30/2004	Banknorth Group Inc.	ME	Foxborough Savings Bank	MA	231,074	13.02	1.59	12.46	0.00	NA	90.6	100.00	301.03	301.03	22.41	39.20	35.05
10/20/2003	04/29/2004	Seacoast Financial Services	MA	Abington Bancorp, Inc.	MA	950,600	6.15	0.40	6.53	0.26	170.56	137.4	34.00	220.92	266.88	26.98	14.79	14.95
10/06/2003	05/14/2004	Webster Financial Corp.	CT	FIRSTFED AMERICA BANCORP, INC.	MA	2,680,526	7.44	1.00	12.82	0.08	NM	456.5	24.50	207.63	282.91	16.67	17.33	33.84
06/13/2003	02/06/2004	Sovereign Bancorp Inc.	PA	First Essex Bancorp, Inc.	MA	1,755,214	8.23	1.14	13.65	0.29	455.24	402.6	48.01	256.35	285.97	18.54	22.93	23.20
04/17/2003	07/31/2003	Royal Bank of Scotland Group		Port Financial Corp.	MA	1,469,265	8.24	1.03	11.91	0.02	NM	308.4	54.00	224.63	224.63	19.85	20.99	17.69
02/10/2003	09/22/2003	Auburndale Co-operative Bank	MA	Newton South Co-operative Bank	MA	118,756	16.52	1.91	11.92	0.00	NA	NA	NA	NA	NA	NA	NA	NA
				Average:		1,256,632	8.96	0.83	8.72	0.14	361.97			224.01	258.34	28.56	20.16	20.61
				Median:		924,540	8.24	0.66	7.39	0.05	258.10			218.07	265.37	26.98	20.54	18.85

Source: SNL Financial, LC.

EXHIBIT IV-5
United Financial Bancorp, Inc.
Director and Senior Management Summary Resumes

Directors

Robert W. Bozenhard, Jr. is the Chairman of the Board of Directors of United Bank. Mr. Bozenhard joined United Bank's Board of Directors in 1984 and became Chairman in 2003. Mr. Bozenhard is a partner with the law office of Bozenhard, Socha & Ely in West Springfield, Massachusetts.

Richard B. Collins is President and Chief Executive Officer of United Bank. Mr. Collins joined United Bank in 2001 as President. Mr. Collins became the Chief Executive Officer and joined United Bank's Board of Directors in 2002. Prior to his affiliation with United Bank, Mr. Collins was President and Chief Executive Officer of First Massachusetts Bank, N.A.

Michael F. Crowley is President of Crowley Real Estate Appraisers, Inc., located in Springfield, Massachusetts.

Carol Moore Cutting is the owner, President and General Manager of Cutting Edge Broadcasting Incorporated, located in Northampton, Massachusetts.

Donald G. Helliwell is retired. Prior to his retirement in 1987, Mr. Helliwell served as Chief Executive Officer and owner of Westfield Coatings Corporation located in Westfield, Massachusetts.

George W. Jones is retired. Prior to his retirement in 1991, Mr. Jones served as President and Chief Executive Officer of Eastern States Exposition, located in West Springfield, Massachusetts.

Carol A. Leary is President of Bay Path College, located in Longmeadow, Massachusetts.

G. Todd Marchant is as a financial consultant with Peter E. Smith & Associates located in Pittsfield, Massachusetts and Grigsby and Smith, located in East Longmeadow, Massachusetts.

Kevin E. Ross is Vice President and Treasurer of Ross Insurance Agency, Inc., located in Holyoke, Massachusetts.

Robert A. Stewart, Jr. is President of Chase, Clarke, Stewart & Fontana, Inc., an insurance agency located in Springfield, Massachusetts.

Thomas H. Themistos is a principal of Themistos & Dane, PC, a regional public accounting firm located in Springfield, Massachusetts.

Michael F. Werenski is President and Treasurer of Marion & Werenski Insurance and Real Estate Agency, Inc., located in South Hadley, Massachusetts.

Executive Officers of the Bank Who Are Not Also Directors

John E. Briggs is Senior Vice President, Marketing and Public Relations. Mr. Briggs joined United Bank in 1997. Mr. Briggs is 62 years old.

William Clark is Senior Vice President, Residential Lending. Mr. Clark joined United Bank in 1998. Mr. Clark is 40 years old.

Keith E. Harvey has been the Executive Vice President for Operations and Retail Sales of United Bank since 2000. Mr. Harvey joined the Bank in 1984. Mr. Harvey is 57 years old.

Donald F.X. Lynch is Executive Vice President, Chief Financial Officer and Secretary of United Bank. Mr. Lynch joined the Bank in 1982. Mr. Lynch is 58 years old.

John J. Patterson is Senior Vice President, Risk Management of United Bank. Mr. Patterson joined United Bank in 1993. Mr. Patterson is 58 years old.

J. Jeffrey Sullivan joined United Bank in 2003 as Executive Vice President and Chief Lending Officer. Prior to joining United Bank, Mr. Sullivan was Senior Vice President of Business Development and Commercial Lending of Bank of Western Massachusetts. Mr. Sullivan is 40 years old.

Source: United Financial Bancorp, Inc.'s prospectus.

EXHIBIT IV-6
United Financial Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

	Historical at December 31, 2004		Pro Forma at December 31, 2004, Based upon the Sale of: 5,801,250 Shares at Minimum of Offering Range		6,825,000 Shares at Midpoint of Offering Range		7,848,750 Shares at Maximum of Offering Range		9,026,063 Shares at Adjusted Maximum of Offering Range (1)	
	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)
					(Dollars in Thousands)					
GAAP capital	$ 62,143	8.05%	$ 83,104	10.48%	$ 86,893	10.91%	$ 90,682	11.33%	$ 95,040	11.81%
Tangible capital:										
Tangible capital (4)(7)	$ 62,535	8.09%	$ 83,346	10.51%	$ 87,135	10.93%	$ 90,924	11.35%	$ 95,282	11.83%
Requirement	11,588	1.50	11,900	1.50	11,957	1.50	12,014	1.50	12,079	1.50
Excess	$ 50,947	6.59%	$ 71,446	9.01%	$ 75,178	9.43%	$ 78,911	9.85%	$ 83,203	10.33%
Core capital:										
Core capital (3)(4)(7)	$ 62,535	8.09%	$ 83,346	10.51%	$ 87,135	10.93%	$ 90,924	11.35%	$ 95,282	11.83%
Requirement (5)	30,901	4.00	31,733	4.00	31,885	4.00	32,036	4.00	32,211	4.00
Excess	$ 31,634	4.09%	$ 51,613	6.51%	$ 55,250	6.93%	$ 58,888	7.35%	$ 63,071	7.83%
Tier I Risk based(4)(7)	$ 62,535	11.67%	$ 83,346	15.43%	$ 87,135	16.11%	$ 90,924	16.79%	$ 95,282	17.56%
Requirement(5)	21,439	4.00	21,606	4.00	21,636	4.00	21,666	4.00	21,701	4.00
Excess	$ 41,096	7.67%	$ 61,740	11.43%	$ 65,499	12.11%	$ 69,258	12.79%	$ 73,581	13.56%
Risk-based capital:										
Risk-based capital (4)(6)(7)	$ 68,285	12.74%	$ 89,096	16.49%	$ 92,885	17.17%	$ 96,674	17.85%	$101,032	18.62%
Requirement	42,879	8.00	43,212	8.00	43,272	8.00	43,333	8.00	43,403	8.00
Excess	$ 25,406	4.74%	$ 45,884	8.49%	$ 49,613	9.17%	$ 53,341	9.85%	$ 57,629	10.62%
Reconciliation of capital infused into United Bank:										
Net proceeds			$ 28,228		$ 33,300		$ 38,372		$ 44,204	
Less:										
Common stock acquired by employee stock ownership plan			(4,845)		(5,700)		(6,555)		(7,538)	
Common stock acquired by stock-based incentive plan			(2,423)		(2,850)		(3,278)		(3,769)	
Cash contribution to foundation			(150)		(150)		(150)		(150)	
Pro forma increase in GAAP and regulatory capital			$ 20,811		$ 24,600		$ 28,389		$ 32,747	

(1) As adjusted to give effect to a 15% increase in the number of shares of common stock outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares, or changes in market conditions or general economic conditions following the commencement of the offering.

(2) Based on pre-conversion adjusted total assets of $772.5 million for the purposes of the tangible and core capital requirements, and risk-weighted assets of $536.0 million for the purposes of the risk-based capital requirement.

(3) Tangible capital levels are shown as a percentage of tangible assets. Core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(4) Pro forma capital levels assume that United Financial Bancorp, Inc. funds the stock-based incentive plan with purchases in the open market of 1.86% of the shares of common stock sold in the offering (including shares issued to United Mutual Holding Company) at a price equal to the price for which the shares of common stock are sold in the offering, and that the employee stock ownership plan purchases 8% of the shares of common stock sold in the offering (including shares issued to United Charitable Foundation) with funds borrowed from United Financial Bancorp, Inc. United Bank's pro forma GAAP and regulatory capital have been reduced by the amount required to fund both of these plans and the cash contribution to United Charitable Foundation. See "Management" on page ___ for a discussion of the stock-based incentive plan and employee stock ownership plan.

(5) The current core capital requirement for savings banks that receive the highest supervisory rating for safety and soundness is 3% of total adjusted assets and 4% to 5% of total adjusted assets for all other savings banks. See "Supervision and Regulation—Federal Banking Regulation — Standards for Safety and Soundness— and Capital Requirements" on pages __ and __, respectively.

Assumes net proceeds are invested in assets that carry a 20% risk-weighting.

(7) Pro forma capital levels assume receipt by United Bank of 50% of the net proceeds from the sale of common stock in the offering.

Source: United Financial Bancorp, Inc.'s prospectus.

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
United Bank, West Springfield, MA
Prices as of March 4, 2005

Valuation Pricing Multiples		Symbol	Subject at Midpoint (1)	Peer Group Mean	Peer Group Median	Massachusetts Companies Mean	Massachusetts Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	27.93 x	28.63x	30.66x	19.20x	18.49x	19.50x	17.12x
Price-core earnings multiple	=	P/CE	26.32 x	29.47x	32.73x	21.01x	20.47x	20.96x	18.62x
Price-book ratio	=	P/B	79.46%	96.21%	95.25%	158.24%	156.17%	161.41%	153.28%
Price-tangible book ratio	=	P/TB	79.46%	99.88%	100.46%	160.91%	158.14%	178.22%	168.37%
Price-assets ratio	=	P/A	16.96%	23.70%	23.35%	20.38%	15.71%	17.51%	15.01%

Valuation Parameters

					As a % of Offering + Foundation
Pre-Conversion Earnings (Y)	$5,527,832	(Yr End 12/04)	ESOP Stock as % of Offering (E	8.16%	8.00%
Pre-Conversion Core Earnings	$5,862,201	(Yr End 12/04)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$62,254,715	(12/04)	ESOP Amortization (T)	20.00 years	
Pre-Conv. Tang. Book Value (B)	$62,254,715	(12/04)	RRP Stock as % of Offering (M	4.08%	4.00%
Pre-Conversion Assets (A)	$772,007,896		Stock Programs Vesting (N)	5.00 years	
Reinvestment Rate: (12/04 1 Yr. T-Bill	2.750%		Fixed Expenses	$1,034,549	
Tax rate (TAX)	40.00%		Variable Expenses (Midpoint)	$1,367,551	1.00%
A-T Reinvestment Rate(R)	1.65%		Percent Sold (PCT)	100.00%	
Est. Conversion Expenses (2)(X)	1.57%		MHC Assets	$0	
Insider Purchases	$1,000,000		Options as % of Offering (O1)	10.20%	10.00%
Price/Share	$10.00		Estimated Option Value (O2)	39.00%	
Foundation Cash Contrib. (FC)	$150,000		Option Vesting Period (O3)	5.00 years	
Foundation Stock Contrib. (FS)	2.00%		% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (Z)	$1,284,488				

Calculation of Pro Forma Value After Conversion

1. $V = \dfrac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $153,061,220

1. $V = \dfrac{P/E * (Y)}{- P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O}$ V= $153,061,220

2. $V = \dfrac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $153,061,220

2. $V = \dfrac{P/TB * (TB+Z)}{- P/TB * PCT * (1-X-E-M-FC-F}$ V= $153,061,220

3. $V = \dfrac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-FC-F}$ V= $153,061,220

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Offering
Supermaximum	0	19,837,500	404,847	20,242,347	$10.00	$198,375,000	$202,423,470
Maximum	0	17,250,000	352,041	17,602,041	10.00	172,500,000	$176,020,410
Midpoint	0	15,000,000	306,122	**15,306,122**	10.00	150,000,000	$153,061,220
Minimum	0	12,750,000	260,204	13,010,204	10.00	127,500,000	$130,102,040

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	98.000%	2.000%	100.000%
Maximum	0.000%	98.000%	2.000%	100.000%
Midpoint	0.000%	98.000%	2.000%	100.000%
Minimum	0.000%	98.000%	2.000%	100.000%

(1) Pricing ratios shown reflect the midpoint value.
(2) Estimated offering expenses at midpoint of the offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$127,500,000**
	Market Value of Shares Issued to Foundation:	**2,602,040**
	Total Market Value of Company:	**$130,102,040**
2.	Offering Proceeds of Shares Sold In Offering	$127,500,000
	Less: Estimated Offering Expenses	2,195,467
	Net Conversion Proceeds	$125,304,533
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$125,304,533
	Less: Cash Contribution to Foundation	(150,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(15,612,244)
	Net Conversion Proceeds Reinvested	$109,542,288
	Estimated net incremental rate of return	1.65%
	Earnings Increase	$1,807,448
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(312,245)
	Less: Stock Programs Vesting (3)	(624,490)
	Less: Option Plan Vesting (4)	(913,316)
	Net Earnings Increase	($42,603)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2004 (reported)	$5,527,832	($42,603)	$5,485,229
12 Months ended December 31, 2004 (core)	$5,862,201	($42,603)	$5,819,598

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$62,254,715	$109,542,288	$1,100,816	$172,897,819
December 31, 2004 (Tangible)	$62,254,715	$109,542,288	$1,100,816	$172,897,819

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$772,007,896	$109,542,288	$1,100,816	$882,651,000

(1) Includes ESOP purchases equal to 8.16% of the offering, and stock program purchases equal to 4.08% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$150,000,000**
	Market Value of Shares Issued to Foundation:	**3,061,220**
	Total Market Value of Company:	**$153,061,220**
2.	Offering Proceeds of Shares Sold In Offering	$150,000,000
	Less: Estimated Offering Expenses	2,402,100
	Net Conversion Proceeds	$147,597,900
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$147,597,900
	Less: Cash Contribution to MHC	(150,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(18,367,346)
	Net Conversion Proceeds Reinvested	$129,080,554
	Estimated net incremental rate of return	1.65%
	Earnings Increase	$2,129,829
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(367,347)
	Less: Stock Programs Vesting (3)	(734,694)
	Less: Option Plan Vesting (4)	(1,074,490)
	Net Earnings Increase	($46,701)

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended December 31, 2004 (reported)	$5,527,832	($46,701)	$5,481,131
	12 Months ended December 31, 2004 (core)	$5,862,201	($46,701)	$5,815,500

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	December 31, 2004	$62,254,715	$129,080,554	$1,284,488	$192,619,757
	December 31, 2004 (Tangible)	$62,254,715	$129,080,554	$1,284,488	$192,619,757

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	December 31, 2004	$772,007,896	$129,080,554	$1,284,488	$902,372,938

(1) Includes ESOP purchases equal to 8.16% of the offering, and stock program purchases equal to 4.08% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$172,500,000**
	Market Value of Shares Issued to Foundation:	**3,520,410**
	Total Market Value of Company:	**$176,020,410**
2.	Offering Proceeds of Shares Sold In Offering	$172,500,000
	Less: Estimated Offering Expenses	2,608,733
	Net Conversion Proceeds	$169,891,267
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$169,891,267
	Less: Cash Contribution to MHC	(150,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(21,122,448)
	Net Conversion Proceeds Reinvested	$148,618,819
	Estimated net incremental rate of return	1.65%
	Earnings Increase	$2,452,211
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(422,449)
	Less: Stock Programs Vesting (3)	(844,898)
	Less: Option Plan Vesting (4)	(1,235,663)
	Net Earnings Increase	($50,800)

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended December 31, 2004 (reported)	$5,527,832	($50,800)	$5,477,032
	12 Months ended December 31, 2004 (core)	$5,862,201	($50,800)	$5,811,402

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	December 31, 2004	$62,254,715	$148,618,819	$1,468,164	$212,341,698
	December 31, 2004 (Tangible)	$62,254,715	$148,618,819	$1,468,164	$212,341,698

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	December 31, 2004	$772,007,896	$148,618,819	$1,468,164	$922,094,879

(1) Includes ESOP purchases equal to 8.16% of the offering, and stock program purchases equal to 4.08% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$198,375,000**
	Market Value of Shares Issued to Foundation:	**4,048,470**
	Total Market Value of Company:	**$202,423,470**
2.	Offering Proceeds of Shares Sold In Offering	$198,375,000
	Less: Estimated Offering Expenses	2,846,360
	Net Conversion Proceeds	$195,528,640
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$195,528,640
	Less: Cash Contribution to MHC	(150,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(24,290,816)
	Net Conversion Proceeds Reinvested	$171,087,824
	Estimated net incremental rate of return	1.65%
	Earnings Increase	$2,822,949
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(485,816)
	Less: Stock Programs Vesting (3)	(971,633)
	Less: Option Plan Vesting (4)	(1,421,013)
	Net Earnings Increase	($55,513)

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended December 31, 2004 (reported)	$5,527,832	($55,513)	$5,472,319
	12 Months ended December 31, 2004 (core)	$5,862,201	($55,513)	$5,806,689

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	December 31, 2004	$62,254,715	$171,087,824	$1,679,388	$235,021,927
	December 31, 2004 (Tangible)	$62,254,715	$171,087,824	$1,679,388	$235,021,927

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	December 31, 2004	$772,007,896	$171,087,824	$1,679,388	$944,775,108

(1) Includes ESOP purchases equal to 8.16% of the offering, and stock program purchases equal to 4.08% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

EXHIBIT IV-9
Peer Group Core Earnings Analysis

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)(1)	2,390	-34	12	0	2,368	3,441	0.69
BCSB	BCSB Bankcorp MHC of MD (36.3)	745	237	-81	0	901	5,900	0.15
CHFN	Charter Fincl MHC of GA (19.3)	9,426	-5,194	1,766	0	5,998	19,599	0.31
CHEV	Cheviot Fin Cp MHC of OH(45.0)	1,328	1,441	-490	0	2,279	9,919	0.23
GOV	Gouverneur Bcp MHC of NY(42.6)	872	-89	30	0	813	2,284	0.36
GCBC	Green Co Bcrp MHC of NY (43.9)	3,080	36	-12	0	3,104	2,057	1.51
JXSB	Jcksnville Bcp MHC of IL(47.5)	875	-72	24	0	827	1,966	0.42
ONFC	Oneida Fincl MHC of NY (42.5)	3,292	731	-249	0	3,774	7,525	0.50
PBHC	Pathfinder BC MHC of NY (35.3)	1,405	-930	316	0	791	2,450	0.32
WFD	Westfield Finl MHC of MA(43.8)	6,323	-878	299	0	5,744	9,976	0.58

(1) Financial information is for the quarter ending September 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10
PRO FORMA ANALYSIS SHEET
United Bank, West Springfield, MA
Prices as of March 4, 2005

Final Valuation Pricing Multiple		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Massachusetts Companies Mean	Massachusetts Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	28.22 x	**32.85x**	**33.75x**	19.20x	18.49x	19.50x	17.12x
Price-core earnings multiple	=	P/CE	26.59 x	**29.29x**	**26.08x**	21.01x	20.47x	20.96x	18.62x
Price-book ratio	=	P/B	126.20%	**206.89%**	**203.10%**	158.24%	156.17%	161.41%	153.28%
Price-tangible book ratio	=	P/TB	126.20%	**222.85%**	**228.09%**	160.91%	158.14%	178.22%	168.37%
Price-assets ratio	=	P/A	18.42%	**28.26%**	**26.58%**	20.38%	15.71%	17.51%	15.01%

Valuation Parameters (2)

					As a % of Offering + Foundation	
Pre-Conversion Earnings (Y)	$5,527,832	(Yr End 12/04)	ESOP Stock Purchases (E)	8.359%	8.00%	
Pre-Conversion Core Earnings	$5,862,201	(Yr End 12/04)	Cost of ESOP Borrowings (S)	0.00%		
Pre-Conversion Book Value (E	$62,254,715		ESOP Amortization (T)	20.00		years
Pre-Conv. Tang. Book Value (I	$62,254,715		Stock Programs Amount (M)	4.396%	4.21%	
Pre-Conversion Assets (A)	$772,007,896		Stock Programs Vesting (N)	5.00		years
Reinvestment Rate:	2.75%		Fixed Expenses	**$1,034,549**		
Tax rate (TAX)	40.00%		Variable Expenses	**1.00%**		
A-T Reinvestment Rate(R)	1.65%		Percent Sold (PCT)	**46.5900%**		
Est. Conversion Expenses (1)(	2.31%		MHC Assets	$0		
Insider Purchases	**$1,000,000**		Options as % of Offering (O1)	10.99%	10.52%	
Price/Share	$10.00		Estimated Option Value (O2)	39.00%		
Foundation Cash Contrib. (FC	$150,000		Option Vesting Period (O3)	5.00		years
Foundation Stock Contrib. (FS	2.00%		% of Options taxable (O4)	25.00%		
Foundation Tax Benefit (Z)	$1,284,488					

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-C-D)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $153,061,220

1. $V = \frac{P/E * (Y)}{P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/}$ V= $153,061,220

2. $V = \frac{P/B * B}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $153,061,220

2. $V = \frac{P/TB * TB}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $153,061,220

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $153,061,220

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Mark. Val of Stock Sold in Offering+Issued to Foundation	Full Value of Total Shares
Supermaximum	10,811,438	9,026,063	404,846	20,242,346	$10.00	$94,309,088	$202,423,470
Maximum	9,401,250	7,848,750	352,040	17,602,040	10.00	82,007,903	$176,020,400
Midpoint	8,175,000	6,825,000	306,122	**15,306,122**	10.00	71,311,220	$153,061,220
Minimum	6,948,750	5,801,250	260,204	13,010,204	10.00	60,614,537	$130,102,040

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	53.410%	44.590%	2.000%	100.000%
Maximum	53.410%	44.590%	2.000%	100.000%
Midpoint	53.410%	44.590%	2.000%	100.000%
Minimum	53.410%	44.590%	2.000%	100.000%

(1) Estimated offering expenses at midpoint of the offering.
(2) Reflects reduction in earnings, equity and assets due to $50,000 contributed to the MHC.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$58,012,500**
	Market Value of Shares Issued to Foundation:	**2,602,040**
	Market Value of Shares Issued to MHC:	**69,487,500**
	Total Market Value of Company:	**$130,102,040**
2.	Offering Proceeds of Shares Sold In Offering	$58,012,500
	Less: Estimated Offering Expenses	1,556,175
	Net Conversion Proceeds	$56,456,325
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$56,456,325
	Less: Cash Contribution to Foundation	(150,000)
	Less: Non-Cash ESOP/MRP Purchases (1)	(7,399,163)
	Net Proceeds Reinvested	$48,907,162
	Estimated net incremental rate of return	1.65%
	Earnings Increase	$806,968
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(145,475)
	Less: Stock Programs Vesting (3)	(306,000)
	Less: Option Plan Vesting (4)	(447,525)
	Net Earnings Increase	($92,032)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2004 (reported)	$5,527,832	($92,032)	$5,435,800
12 Months ended December 31, 2004 (core)	$5,862,201	($92,032)	$5,770,170

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$62,254,715	$48,907,162	$1,100,816	$112,262,693
December 31, 2004 (Tangible)	$62,254,715	$48,907,162	$1,100,816	$112,262,693

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$772,007,896	$48,907,162	$1,100,816	$822,015,874

(1) Includes ESOP purchases equal to 8.36% of the offering, and stock program purchases equal to 4.40% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$68,250,000**
	Market Value of Shares Issued to Foundation:	**3,061,220**
	Market Value of Shares Issued to MHC:	**81,750,000**
	Total Market Value of Company:	**$153,061,220**
2.	Offering Proceeds of Shares Sold In Offering	$68,250,000
	Less: Estimated Offering Expenses	1,650,000
	Net Conversion Proceeds	$66,600,000
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$66,600,000
	Less: Cash Contribution to Foundation	(150,000)
	Less: Non-Cash ESOP/MRP Purchases (1)	(8,704,898)
	Net Proceeds Reinvested	$57,745,102
	Estimated net incremental rate of return	1.65%
	Earnings Increase	$952,794
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(171,147)
	Less: Stock Programs Vesting (3)	(360,000)
	Less: Option Plan Vesting (4)	(526,500)
	Net Earnings Increase	($104,853)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2004 (reported)	$5,527,832	($104,853)	$5,422,979
12 Months ended December 31, 2004 (core)	$5,862,201	($104,853)	$5,757,348

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$62,254,715	$57,745,102	$1,284,488	$121,284,305
December 31, 2004 (Tangible)	$62,254,715	$57,745,102	$1,284,488	$121,284,305

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2004	$772,007,896	$57,745,102	$1,284,488	$831,037,486

(1) Includes ESOP purchases equal to 8.36% of the offering, and stock program purchases equal to 4.40% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$78,487,500**
	Market Value of Shares Issued to Foundation:	**3,520,400**
	Market Value of Shares Issued to MHC:	**94,012,500**
	Total Market Value of Company:	**$176,020,400**
2.	Offering Proceeds of Shares Sold In Offering	$78,487,500
	Less: Estimated Offering Expenses	1,743,825
	Net Conversion Proceeds	$76,743,675
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$76,743,675
	Less: Cash Contribution to Foundation	(150,000)
	Less: Non-Cash ESOP/MRP Purchases (1)	(10,010,632)
	Net Proceeds Reinvested	$66,583,043
	Estimated net incremental rate of return	1.65%
	Earnings Increase	$1,098,620
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(196,819)
	Less: Stock Programs Vesting (3)	(414,000)
	Less: Option Plan Vesting (4)	(605,475)
	Net Earnings Increase	($117,674)

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended December 31, 2004 (reported)	$5,527,832	($117,674)	$5,410,158
	12 Months ended December 31, 2004 (core)	$5,862,201	($117,674)	$5,744,527

		Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
4.	Pro Forma Net Worth				
	December 31, 2004	$62,254,715	$66,583,043	$1,468,160	$130,305,918
	December 31, 2004 (Tangible)	$62,254,715	$66,583,043	$1,468,160	$130,305,918

		Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
5.	Pro Forma Assets				
	December 31, 2004	$772,007,896	$66,583,043	$1,468,160	$840,059,099

(1) Includes ESOP purchases equal to 8.36% of the offering, and stock program purchases equal to 4.40% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
United Bank, West Springfield, MA
At the Supermaximum Value

1.	Market Value of Shares Sold In Offering:	**$90,260,630**
	Market Value of Shares Issued to Foundation:	**4,048,460**
	Market Value of Shares Issued to MHC:	**108,114,380**
	Total Market Value of Company:	**$202,423,470**
2.	Offering Proceeds of Shares Sold In Offering	$90,260,630
	Less: Estimated Offering Expenses	1,851,724
	Net Conversion Proceeds	$88,408,906
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$88,408,906
	Less: Cash Contribution to Foundation	(150,000)
	Less: Non-Cash ESOP/MRP Purchases (1)	(11,512,228)
	Net Proceeds Reinvested	$76,746,678
	Estimated net incremental rate of return	1.65%
	Earnings Increase	$1,266,320
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(226,342)
	Less: Stock Programs Vesting (3)	(476,100)
	Less: Option Plan Vesting (4)	(696,296)
	Net Earnings Increase	($132,418)

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended December 31, 2004 (reported)	$5,527,832	($132,418)	$5,395,414
	12 Months ended December 31, 2004 (core)	$5,862,201	($132,418)	$5,729,783

		Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
4.	Pro Forma Net Worth				
	December 31, 2004	$62,254,715	$76,746,678	$1,679,384	$140,680,778
	December 31, 2004 (Tangible)	$62,254,715	$76,746,678	$1,679,384	$140,680,778

		Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
5.	Pro Forma Assets				
	December 31, 2004	$772,007,896	$76,746,678	$1,679,384	$850,433,959

(1) Includes ESOP purchases equal to 8.36% of the offering, and stock program purchases equal to 4.40% of the offering.
(2) ESOP stock amortized over 10 years, and amortization expense is tax effected at 40%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 40%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel

Gregory E. Dunn, Senior Vice President
James P. Hennessey, Senior Vice President
James J. Oren, Senior Vice President
William E. Pommerening, Managing Director
Ronald S. Riggins, Managing Director

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com